Form 20-F
period 2024-12-31
Delixy Holdings Ltd
filed 2025-05-13
CIK 2025218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 333-283248

DELIXY HOLDINGS LIMITED

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

883 North Bridge Road

#04-01

Southbank

Singapore 198785

(Address of Principal Executive Offices)

Xie Dongjian, Chief Executive Officer

+65 6291 3184

883 North Bridge Road

#04-01

Southbank

Singapore 198785

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Ordinary shares, par value US$0.000005 per share	DLXY	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,000,000 ordinary shares, par value $0.000005 per share, issued and outstanding as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s of assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15 (d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:

Yes ☐ No ☐

EXPLANATORY NOTE

On March 31, 2025, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-1 (Commission File No. 333-283248) (“Form F-1 Registration Statement”) of Delixy Holdings Limited, a limited liability company organized under the law of Cayman Islands.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective then the company must, within the later of 90 days after the effective date of the registration statement or four months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Form F-1 Registration Statement did not contain the certified financial statements of Delixy Holdings Limited for the last fiscal year ended December 31, 2024; therefore, as required by Rule 15d-2, Delixy Holdings Limited is hereby filing the certified financial statements of Delixy Holdings Limited with the SEC under cover of the facing page of an annual report on Form 20-F.

 INDEX TO DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of
DELIXY HOLDINGS LIMITED AND SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Delixy Holdings Limited and Subsidiaries (collectively referred to as the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2023 and 2024, and the results of its income and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

PCAOB ID 6732

We have served as the Company’s auditor since 2024.

Singapore
May 13, 2025

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amount in USD thousands, except for Share and per Share data, or otherwise noted)

		As of December 31,
	Note	2023	2024
		US$’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents		8,245	3,343
Accounts receivable, net	4	713	17,519
Deposits, prepayments and other receivables	5	35	575
Amount due from shareholder	6	—	152
Derivative financial instruments	7	607	685
Total current assets		9,600	22,274

Non-current assets:
Property and equipment, net	8	791	**
Right-of-use assets, net	9	49	62
Deferred offering costs	10	—	1,321
Total non-current assets		840	1,383

TOTAL ASSETS		10,440	23,657

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		—	17,067
Accrued liabilities	11	75	50
Dividend payable		8,245	—
Lease liabilities	13	42	42
Income tax payable	18	246	127
Total current liabilities		8,608	17,286

Non-current liabilities:
Lease liabilities	13	7	18
Loan from shareholder	12	—	5,000
Total non-current liabilities		7	5,018

TOTAL LIABILITIES		8,615	22,304

Commitments and contingencies	21	—	—
Shareholders’ equity:
Ordinary share, par value US$0.000005, 100,000,000,000 shares authorized, 15,000,000 shares issued*	14	**	**
Additional paid-up capital		695	695
Retained earnings		1,084	612
Other reserve	15	46	46
Total shareholders’ equity		1,825	1,353
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		10,440	23,657

*	Retrospectively restated for the effect of 1:200 forward stock split of our Ordinary Shares and the shares surrendered by our existing shareholders.
**	— Denotes amount less than US$1,000.

The accompanying notes are integral part of these consolidated financial statements.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Amount in USD thousands, except for Share and per Share data, or otherwise noted)

		Financial Years ended December 31,
	Note	2022	2023	2024
		US$’000	US$’000	US$’000
Revenues	3,16	319,804	289,166	314,916
Cost of revenue		(317,407)	(285,037)	(310,618)
Gross profit		2,397	4,129	4,298
General and administrative expenses		(2,180)	(3,007)	(3,592)
Profit from operations		217	1,122	706

Other income:	17
Foreign exchange gain		6	3	5
Interest income		42	250	183
Gain on disposal of property		—	—	177
Shipping charges reimbursed		45	—	50
Other income		12	2	5
Total other income		105	255	420

Income before income tax		322	1,377	1,126

Income tax expense	18	(69)	(225)	(98)
NET INCOME		253	1,152	1,028

TOTAL COMPREHENSIVE INCOME		253	1,152	1,028

Net income per Share
Basic and diluted*		0.02	0.08	0.07
Weighted average number of ordinary shares outstanding Basic and diluted*		15,000,000	15,000,000	15,000,000

*	Retrospectively restated for the effect of 1:200 forward stock split of our Ordinary Shares and the shares surrendered by our existing shareholders.

The accompanying notes are integral part of these consolidated financial statements.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in USD thousands, except for Share and per Share data, or otherwise noted)

		Ordinary Shares*		Additional			Total
	Note	No. of shares	Amount	paid-up capital	Other reserve	Retained earnings	shareholders’ equity
		’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance as of January 1, 2022		15,000	**	695	46	10,916	11,657
Net income		—	—	—	—	253	253
Balance as of December 31, 2022		15,000	**	695	46	11,169	11,910
Dividends	14	—	—	—	—	(11,237)	(11,237)
Net income		—	—	—	—	1,152	1,152
Balance as of December 31, 2023		15,000	**	695	46	1,084	1,825
Dividends	14	—	—	—	—	(1,500)	(1,500)
Net income		—	—	—	—	1,028	1,028
Balance as of December 31, 2024		15,000	**	695	46	612	1,353

*	Retrospectively restated for the effect of 1:200 forward stock split of our Ordinary Shares and the shares surrendered by our existing shareholders.
**	— Denotes amount less than US$1,000.

The accompanying notes are integral part of these consolidated financial statements.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
(Amount in USD thousands, except for Share and per Share data, or otherwise noted)

	Financial Years ended December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Cash flows from operating activities:
Net income after tax	253	1,152	1,028
Depreciation of property and equipment	24	24	11
Amortization of right-of-use assets	45	43	57
Gain on disposal of property	—	—	(177)
Interest expense	12	23	178
Fair value loss/(gain) on derivative financial instruments	36	(21)	—

Change in working capital:
Accounts receivable, net	27,120	2,716	(16,806)
Deposits, prepayments and other receivables	(50)	24	(540)
Accounts payable	—	—	17,067
Accrued liabilities	(32,328)	(44)	(25)
Lease liabilities	(49)	(47)	(62)
Income tax payable	46	200	(119)
Interest paid	(10)	(20)	—
Net cash (used in)/provided by operating activities	(4,901)	4,050	612

Cash flows from investing activities:
Derivative financial instruments	2,695	(107)	(78)
Proceeds from disposal of property	—	—	957
Amount due from shareholder	—	(81)	(327)
Net cash provided by/(used in) investing activities	2,695	(188)	552

Cash flows from financing activities:
Amount due to related party	—	(175)	—
Repayment of bank borrowings	(458)	—	—
Payment of offering costs	—	—	(1,321)
Dividend paid	—	(1,500)	(4,745)
Net cash used in financing activities	(458)	(1,675)	(6,066)

Net change in cash and cash equivalents	(2,664)	2,187	(4,902)

BEGINNING OF FINANCIAL YEAR	8,722	6,058	8,245

END OF FINANCIAL YEAR	6,058	8,245	3,343

Supplemental Cash Flow Information:
Cash paid for income taxes	(23)	(25)	(219)
Cash paid for interest	(12)	(23)	(3)

Supplemental schedule of noncash financing activities
Loan from shareholder	—	—	5,000
Dividend payable	—	—	(5,000)

The accompanying notes are integral part of these consolidated financial statements.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

NOTE 1 — BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Delixy Holdings Limited (“Company”) was incorporated on May 16, 2024 in the Cayman Islands, as an exempted company with limited liability. The Group conducts its primary operations through its indirect wholly owned subsidiary, Delixy Energy Pte. Ltd. was incorporated and domiciled in Singapore. The Company’s wholly owned subsidiary, Delixy International Limited, holds the entire shareholding interests of Delixy Energy. Delixy Energy is principally engaged in the trading of crude oil and oil-based products.

Reorganization

A summary of the formation of the group structure is as follows:

Delixy Energy Pte Ltd

Delixy Energy Pte. Ltd. (“Delixy Energy”) was incorporated in Singapore on September 10, 2007. Delixy Energy is our indirect wholly-owned subsidiary and has an issued share capital of 1,000,000 shares, all of which are held by Delixy International Limited (“Delixy International”), our direct wholly-owned subsidiary following an internal group reorganization on November 6, 2024, whereby Mega Origin transferred its entire shareholding interests in Delixy Energy of 1,000,000 shares to Delixy International. Delixy Energy is principally engaged in the trading of crude oil and oil-based products.

Delixy International Limited

On June 17, 2024, Delixy International Limited (“Delixy International”) was incorporated in the British Virgin Islands with limited liability. Delixy International is authorized to issue a maximum of 50,000 shares of a single class each with a par value of US$1.00 each and the initial 1,000 shares were held by Mr. Xie.

Delixy Holdings Limited

Delixy Holdings Limited was incorporated in the Cayman Islands on May 16, 2024 under the Companies Act as an exempted company with limited liability. The authorized share capital was US$500,000 divided into 500,000,000 Ordinary shares, par value US$0.001 each at the time of incorporation. The initial one share was transferred to Mr. Xie on the same date for cash at par. Following our incorporation, our entire issued share capital was held solely by Mr. Xie.

Restructuring

Per the reorganization executed on August 21, 2024, Mr. Xie transferred 18.62%, 4.90%, 4.90%, 4.90% and 3.34% of his shares to Novel Majestic, Cosmic Magnet, Dragon Circle, Rosywood Holdings and Golden Legend respectively. On November 6, 2024, Mega Origin transferred its entire equity interest in Delixy to us in consideration of our allotment and issue to it of one share credited as fully paid. On November 19, 2024, Mr. Xie transferred his 63.34% interest in our Company to his wholly-owned company, Mega Origin, for cash at par.

On November 29, 2024, for purposes of recapitalization in anticipation of the initial public offering, the Company effected a 1:200 sub-division of its shares (a “forward stock split”) and, following the forward stock split, the cancellation of 99,500,000,000 shares in its authorized but unissued share capital, resulting in its authorized share capital becoming $2,500 divided into 500,000,000 shares of a par value of $0.000005 each. Concurrently, Mega Origin surrendered 3,167,200 ordinary shares par value US$0.000005 each, Novel Majestic surrendered 931,000 ordinary shares par value US$0.000005 each, Cosmic Magnet surrendered 245,000 ordinary shares par value US$0.000005 each, Dragon Circle surrendered 245,000 ordinary shares par value US$0.000005 each, Rosywood Holdings surrendered 245,000 ordinary shares par value US$0.000005 each and Golden Legend surrendered 167,000 ordinary shares par value US$0.000005 each to the Company, respectively or 25.0% of their shareholdings each. None of these shareholders surrendering their ordinary shares received any consideration for surrender of their ordinary shares, nor are there any agreements or arrangements in place under which any of these shareholders will surrender their respective ordinary shares. Unless otherwise indicated, all references to Ordinary Shares, share data, per Share data, and related information have been retroactively adjusted, where applicable, in this prospectus to reflect the 1:200 forward stock split of our Ordinary Shares and the shares surrendered by our existing shareholders on November 29, 2024 as if they had occurred at the beginning of the earlier period presented.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

NOTE 1 — BUSINESS OVERVIEW AND BASIS OF PRESENTATION (cont.)

The restructuring is considered as a merger of entities under common control. Under the guidance in ASC 805, for transactions between entities under common control, the assets, liabilities and results of operations, are recognized at their carrying amounts on the date of the Restructuring, which requires retrospective combination of the Company, Delixy International and Delixy Energy for all periods presented. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including issued shares and earnings per Share, which have been revised to reflect the effects of the reorganization as of December 31, 2023 and 2024.

After the Reorganization, the Company wholly owns Delixy International, which is domiciled in the BVI. Delixy International, in turn, wholly owns Delixy Energy, which is incorporated and domiciled in Singapore. The Company is headquartered in Singapore and conducts its operations globally.

Details of the subsidiaries of the Company are set out below:

Name	Date of incorporation	Background	Effective ownership
Delixy Energy Pte Ltd	September 10, 2007	Principally engaged in the general wholesale trading of Crude oil and oil-based products	100% owned by Delixy International
Delixy International Limited	June 17, 2024	Investment holding	100% owned by the Company

The accompanying consolidated financial statements are presented assuming that the Company was in existence at the beginning of the first period presented.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

(b) Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the financial years presented. Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, assumptions used in assessing right-of-use assets and impairment of long-lived assets, and deferred tax valuation allowance.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c) Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Group have been eliminated upon consolidation.

On consolidation the entities should be combined for all periods that the relationship of common control started and the transaction would be treated as a capital transaction with any gain or loss on acquisition adjusted through equity. The consolidated entity would not recognize any goodwill and/or gain/losses from the acquisition and results of operations would be presented for all periods under common control.

The consolidated financial statements of the Company were prepared by applying the pooling of interest method. Accordingly, the results of the Company include the results of the subsidiary for financial years ended December 31, 2022, 2023 and 2024. Such manner of presentation reflects the economic substance of the companies, which were under common control throughout the relevant period, as a single economic enterprise, although the legal parent-subsidiary relationships were not established.

(d) Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The accompanying consolidated financial statements are presented in the United States Dollar (“US$”), which is the reporting currency of the Company. In addition, the Company and its subsidiary are operating in Singapore, however, maintain their books and record in United States dollars, which is a functional currency as being the primary currency of the economic environment in which their operations are conducted.

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Singapore.

(f) Accounts Receivable, net

Accounts receivable include trade accounts due from customers for selling of crude oil and oil-based products.

Accounts receivable is recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms. The normal settlement terms of accounts receivable within 90 days. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Company’s customers’ ability to pay. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements overs its accounts receivable balances.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g) Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold property	Over the remaining lease term
Office equipment	4 Years
Computers	4 Years
Furniture & fittings	4 Years
Renovation	2 – 4 Years
Motor vehicle	8 Years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

(h) Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

(i) Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Revenue from goods sold and services provided

Revenue from sales of goods and services in the ordinary course of business is recognized when the Company satisfies a performance obligation (‘‘PO’’) by transferring control of a promised good or service to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied PO.

The transaction price is allocated to each PO in the contract on the basis of the relative stand-alone selling prices of the promised goods or services. The individual stand-alone selling price of a good or service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods and/or services with an observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time following the timing of satisfaction of the PO. Typically, POs for products and services where the process is as described below, the PO is satisfied at a point in time.

For the sale of oil products, the Company typically receives purchase orders from its customers which will set forth the terms and conditions, including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfil in order to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at their location, at which point title to that asset passes to the customer. The completion of this earning process is evidenced by transport documents such as bill of lading or delivery order.

Trading of derivatives embedded in sales contracts or at the requested from the suppliers for oil products are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value as at each reporting date. The resulting gain or loss is recognized under statements of income.

(j) Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is dependent on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the financial years ended December 31, 2022, 2023, and 2024, the Company received government subsidies of approximately US$4,000, nil and US$5,000, respectively, which are recognized as government grant in the consolidated statements of income and comprehensive income.

(k) Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”).

Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the financial years ended December 31, 2022, 2023 and 2024, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

(l) Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the financial years ended December 31, 2022, 2023 and 2024, approximately US$6,000, US$7,000 and US$11,000 respectively, which the contributions were made accordingly.

(m) Leases

Effective from January 1, 2020, we adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right-of-use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the FASB including ASC Topic 840, Leases.

The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

(n) Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only two reportable segments. The Company does not distinguish between markets or segments for the purpose of internal reporting.

(o) Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(p) Commitments and Contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(q) Concentration of Credit Risk

Financial instruments consist of cash equivalents, and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. From April 1, 2024 onwards, the Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately US$74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2023 and 2024, bank and cash balances of approximately US$8,245,000 and US$3,343,000, respectively, was maintained at financial institutions in Singapore, of which none of it was subject to credit risk. Management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts based on the estimated realizable value. The Company identifies credit risk on a customer-by-customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

(r) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

(s) Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurement and Disclosure (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 — Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2 — Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

●	Level 3 — Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, deposits and other receivables, amount due from shareholder, accounts payable and accrued liabilities, dividend payable, lease liabilities and hedging contracts approximate at their fair values because of the short-term nature of these financial instruments.

Financial instruments are fair value financial assets that are marked to fair value and are accounted for as under Level 3 under the above hierarchy except for derivative instruments that are marked to fair value and are accounted for as under Level 2.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(t) Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07. The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity’s overall performance and assess potential future cash flows. The ASU applies to all public entities that are required to report segment information in accordance with ASC 280 starting in annual periods beginning after December 15, 2023. The adoption of this guidance will not have a material impact on the financial position, results of operations and cash flows.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the consolidated financial statements, once adopted. The Company is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

Other accounting standards that have been issued by the FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Except as mentioned above, we do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

NOTE 3 — DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by business and geographic segments, based on management’s assessment of available data:

	Financial years ended December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Revenue recognition at a single point in time:
Sale of crude oil	234,985	252,070	169,472
Sale of oil-based products	84,819	37,096	145,444
	319,804	289,166	314,916

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have three reportable geographic segments. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Financial years ended December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Southeast Asia	77,068	37,096	30,908
East Asia	242,736	252,070	254,245
Middle East	—	—	29,763
	319,804	289,166	314,916

NOTE 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2023	2024
	US$’000	US$’000
Accounts receivable – third parties	713	17,519
Less: Allowance for doubtful accounts	—	—
Accounts receivable, net	713	17,519

For the financial years ended December 31, 2023 and 2024, the Company has not made the allowance for doubtful accounts. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past. The Company does not foresee any changes in the bad debt in the near future as well.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable is written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

NOTE 4 — ACCOUNTS RECEIVABLE, NET (cont.)

As of the end of each of the financial year, the ageing analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	As of December 31,
	2023	2024
	US$’000	US$’000
Within 90 days	713	17,519
	—	—
	713	17,519

NOTE 5 — DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

	As of December 31,
	2023	2024
	US$’000	US$’000
Deposits	11	511
Other receivables(1)	23	63
GST receivable	1	1
	35	575

(1)	The Company has established a settlement plan for other receivables, under which the timing and amount of collection are contingent upon meeting specific contractual conditions. Based on the current status of negotiations and available information, management expects full collectability and has therefore not recorded allowance for doubtful accounts. The Company will continue to monitor the settlement progress and assess collectibility in future periods.

NOTE 6 — AMOUNT DUE FROM SHAREHOLDER

Amount due from shareholder consisted of the following:

	As of December 31,
	2023	2024
	US$’000	US$’000
Amount due from shareholder – Mega Origin	—	152
	—	152

Amount due from shareholder represents payments made by the Company on behalf of the shareholder, Mega Origin, our controlling shareholder, during the financial years. The amounts are non-trade in nature, unsecured, interest-free and recoverable on demand.

NOTE 7 — DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The Company uses derivative instruments to manage commodity price risk. The Company enters into derivatives to economically hedge its exposure against adverse fluctuations of commodity prices. Generally, derivative instruments are recorded at fair value in other current assets or current liabilities in the Company’s consolidated balance sheets.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

NOTE 7 — DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (cont.)

The Company’s current assets that was accounted for at fair value:

	As of December 31,
	2023	2024
	US$’000	US$’000
Current assets
– Margin deposits	586	685
– Unrealized gain on commodity future contracts	21	—
	607	685

Margin deposits relate to deposits placed with brokerage companies for derivative instruments entered into for the purpose of managing the Company’s commodity price risk.

The Company estimates fair values based on exchange quoted prices from broker market transactions. In such cases, these derivative contracts are classified within Level 2.

The Effect of Derivative Instruments on the Consolidated Statements of Income

The table below summarizes the net effect of derivative instruments on the consolidated statements of income for the financial years ended December 31, 2022, 2023 and 2024.

	Financial Years ended December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Income statement classification
Cost of revenue	19,625	2,433	(1,583)

NOTE 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2023	2024
	US$’000	US$’000
At cost:
Leasehold property	815	—
Office equipment	14	14
Computers	27	27
Furniture & fittings	14	14
Renovation	46	46
Motor vehicle	16	16
	932	117

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

NOTE 8 — PROPERTY AND EQUIPMENT, NET (cont.)

	As of December 31,
	2023	2024
	US$’000	US$’000
Less: Accumulated depreciation
Leasehold property	35	—	*
Office equipment	13	14
Computers	26	27
Furniture & fittings	12	14
Renovation	40	46
Motor vehicle	15	16
	141	117
Property and equipment, net	791		**

*	On June 28, 2024, Delixy sold a property at 883 North Bridge Road #04-01, Southbank, Singapore 198785 (the “Property”) to Wisecome Oil Pte. Ltd. for a consideration of S$1,300,000 pursuant to a sale and purchase agreement dated June 28, 2024. The consideration for the disposal of the Property was based on the fair value of the Property as determined by an external, independent and qualified valuer undertaken on May 8, 2024.
**	— Denotes amount less than US$1,000.

Depreciation expense for the financial years ended December 31, 2022, 2023 and 2024 were US$24,000, US$24,000 and US$11,000, respectively.

NOTE 9 — RIGHT-OF-USE ASSETS, NET

Right-of-use assets consisted of the following:

	As of December 31,
	2023	2024
	US$’000	US$’000
At cost:
Offices	85	155
	85	155

Less: Accumulated amortization
Offices	36	93
	36	93
Right-of-use assets, net	49	62

Amortization expense for the financial years ended December 31, 2022, 2023 and 2024 were US$45,000, US$43,000 and US$57,000, respectively.

NOTE 10 — DEFERRED OFFERING COSTS

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and accounting other expenses incurred through the balance sheet date that are directly related to the Company’s proposed initial public offering. Deferred offering costs will be charged to shareholders’ equity upon the completion of the proposed initial public offering. Should the proposed initial public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2024, the Company capitalized approximately US$1,321,000 of deferred offering costs. Such costs will be deferred until the closing of the proposed initial public offering, at which time the deferred costs will be offset against the offering proceeds.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

NOTE 11 — ACCRUED LIABILITIES

	As of December 31,
	2023	2024
	US$’000	US$’000
Accrued expenses	75	50

NOTE 12 — LOAN FROM SHAREHOLDER

Loan from shareholder consisted of the following:

	As of December 31,
	2023	2024
	US$’000	US$’000
Loan from shareholder – Mega Origin	—	5,000

For long-term loan, the loan quantum is US$5,000,000 with simple annual interests charged at 3.5% per annum. The loan was entered into on January 1, 2024, and is for a period of two years and not repayable upon demand, save upon the request by Delixy Energy, whichever earlier. On December 31, 2024, the loan was further extended for another year to December 31, 2026.

NOTE 13 — LEASE LIABILITIES

Lease liabilities consisted of the following:

	Term of	Annual interest	As of December 31,
	repayments	rate	2023	2024
			US$’000	US$’000
Lease of offices	Within 2 years	5.25%	49	60
Total:			49	60

Representing: –
Current portion			42	42
Non-current portion			7	18
			49	60

On June 28, 2024, the Company entered into a new lease agreement with Wisecome Oil Pte Ltd, a related party, for office space with a lease term of two years. The lease liability is recognized based on the present value of future lease payments, discounted at an annual interest rate of 5.25%, which aligns with the Singapore Prime Lending Rate administered by the Monetary Authority of Singapore.

The right-of-use assets obtained in exchange for new operating lease liabilities for the financial years ended December 31, 2022, 2023 and 2024 were nil, nil and US$70,000.

NOTE 14 — SHAREHOLDER’S EQUITY

Ordinary Shares

The Company was incorporated in the Cayman Islands on May 16, 2024, under the Companies Act as an exempted company with limited liability. The authorized share capital was US$500,000 divided into 500,000,000 Ordinary shares, par value US$0.001 each at the time of incorporation.

The Company is authorized to issue one class of ordinary share.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

NOTE 14 — SHAREHOLDER’S EQUITY (cont.)

On November 29, 2024, for purposes of recapitalization in anticipation of the initial public offering, the Company effected a 1:200 sub-division of its shares (a “forward stock split”) and, following the forward stock split, the cancellation of 99,500,000,000 shares in its authorized but unissued share capital, resulting in its authorized share capital becoming $2,500 divided into 500,000,000 shares of a par value of $0.000005 each. Concurrently, Mega Origin surrendered 3,167,200 ordinary shares par value US$0.000005 each, Novel Majestic surrendered 931,000 ordinary shares par value US$0.000005 each, Cosmic Magnet surrendered 245,000 ordinary shares par value US$0.000005 each, Dragon Circle surrendered 245,000 ordinary shares par value US$0.000005 each, Rosywood Holdings surrendered 245,000 ordinary shares par value US$0.000005 each and Golden Legend surrendered 167,000 ordinary shares par value US$0.000005 each to the Company, respectively or 25.0% of their shareholdings each. None of these shareholders surrendering their ordinary shares received any consideration for surrender of their ordinary shares, nor are there any agreements or arrangements in place under which any of these shareholders will surrender their respective ordinary shares. Unless otherwise indicated, all references to Ordinary Shares, share data, per Share data, and related information have been retroactively adjusted, where applicable, in this prospectus to reflect the 1:200 forward stock split of our Ordinary Shares and the shares surrendered by our existing shareholders on November 29, 2024 as if they had occurred at the beginning of the earlier period presented.

Dividends

On May 31, 2023, Delixy Energy declared a dividend of US$1.50 per Share of common stock. The dividend amount of US$1,500,000 was distributed and settled by December 31, 2023.

On December 31, 2023, Delixy Energy declared a dividend of US$9.737 per Share of common stock. The dividend is payable to its shareholder of record as of December 31, 2023. The dividend amount of US$9,737,000 is distributed, of which US$1,492,000 is offset against amount due from shareholder on December 31, 2023 and US$5,000,000 was offset against loan from shareholder on January 1, 2024. Accordingly, US$3,245,000 was paid to Mega Origin.

On May 28, 2024, Delixy Energy declared a dividend of US$1.00 per Share. The dividend amount of US$1,000,000 was recorded as distributed and paid to Mega Origin.

On June 28, 2024, Delixy Energy declared a dividend of US$0.50 per Share. The dividend amount of US$500,000 respectively was recorded as distributed and paid to Mega Origin.

The holders of the Company’s ordinary share are entitled to the following rights:

Voting Rights: Each share of the Company’s ordinary share entitles its holder to one vote per Share on all matters to be voted or consented upon by the stockholders. Holders of the Company’s ordinary shares are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right: Subject to limitations under Cayman law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company’s ordinary share are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of the Company out of funds legally available thereof.

Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s ordinary share are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company.

Other Matters: The holders of the Company’s ordinary share have no subscription, redemption or conversion privileges. The Company’s ordinary share does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s ordinary share are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s ordinary share are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

NOTE 15 — OTHER RESERVE

The other reserve represents the cumulative foreign currency translation differences arising from the translation of share capital. The share capital is required to be translated at historical rate in effect at the date of the transaction. Therefore, the Company had re-translated the value of the share capital which resulting in a translation difference. Differences in share capital arising from the transition in currency rate used have been reclassified to the other reserve.

NOTE 16 — REVENUES BY SEGMENT

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has two operating segments as defined by ASC 280 as follow:

●	Sale of crude oil

●	Sale of oil-based products

Information regarding the results of each reportable segment is included below. Performance is measured based on segment revenue and gross profit/(loss), as included in the internal management reports that are reviewed by the Company’s CODM. Both segment revenue and gross profit/(loss) are used to measure performance as management believes that such information is the most relevant in evaluating the level of activities and results of these segments.

The following tables present summary information by product type for the financial years ended December 31, 2022, 2023 and 2024, respectively:

	Financial Year ended December 31, 2022
	Sale of Crude Oil	Sale of Oil-Based Product
	US$’000	US$’000
Revenue	234,985	84,819
Gross Profit	1,761	636

	Financial Year ended December 31, 2023
	Sale of Crude Oil	Sale of Oil-Based Product
	US$’000	US$’000
Revenue	252,070	37,096
Gross Profit	3,599	530

	Financial Year ended December 31, 2024
	Sale of Crude Oil	Sale of Oil-Based Product
	US$’000	US$’000
Revenue	169,472	145,444
Gross (Loss)/Profit	(13,613)	17,911

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

NOTE 16 — REVENUES BY SEGMENT (cont.)

In the following table, revenue is disaggregated by the timing of revenue recognition.

	Financial Year ended December 31, 2022
	Sales of Crude Oil	Sales of Oil-Based Product
	US$’000	US$’000
Timing of revenue recognition:
Point in time	234,985	84,819

	Financial Year ended December 31, 2023
	Sales of Crude Oil	Sales of Oil-Based Product
	US$’000	US$’000
Timing of revenue recognition:
Point in time	252,070	37,096

	Financial Year ended December 31, 2024
	Sales of Crude Oil	Sales of Oil-Based Product
	US$’000	US$’000
Timing of revenue recognition:
Point in time	169,472	145,444

NOTE 17 — OTHER INCOME

	Financial Years ended December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Foreign exchange gain	6	3	5
Interest income	42	250	183
Shipping charges reimbursed	45	—	50
Gain on disposal of property	—	—	177
Other income	12	2	5
Total	105	255	420

NOTE 18 — INCOME TAX

The provision for income taxes consisted of the following:

	Financial Years ended December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Income tax expense	69	225	98
Income tax payable	46	246	127

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

NOTE 18 — INCOME TAX (cont.)

The Company is subject to taxes in the jurisdictions in which it operates, as follows:

Cayman Islands

Delixy Holdings Limited is an exempted Cayman Islands company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

British Virgin Islands

Delixy International Limited is an exempted British Virgin Islands company and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States.

Singapore

Delixy Energy Pte Ltd is operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the financial years ended December 31, 2022, 2023 and 2024 are as follows:

	Financial Years ended December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Income before income taxes	322	1,377	1,126
Statutory income tax rate	17%	17%	17%
Income tax expense at statutory rate	55	234	191
Tax effect of non-taxable income	(1)	—	(30)
Tax effect of non-deductible items	4	4	2
Tax Rebate	—	—	(28)
Under/(Over) provision in previous financial year	24	—	(24)
Tax holiday	(13)	(13)	(13)
Income tax expense	69	225	98

As announced in Budget 2025, to provide support for companies’ cash flow needs, a CIT Rebate of 50% of the corporate tax payable will be granted to all taxpaying companies, whether tax resident or not, for YA 2025. Active companies that have employed at least one local employee in 2024 (referred to as “local employee condition”) will receive a minimum benefit of S$2,000 in the form of a CIT Rebate Cash Grant. The total maximum benefits of CIT Rebate and CIT Rebate Cash Grant that a company may receive is S$40,000.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the financial years ended December 31, 2022, 2023 and 2024 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

NOTE 19 — RELATED PARTY TRANSACTIONS

We plan to adopt an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the financial years ended December 31, 2022, 2023 and 2024, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Singapore law.

The amounts due from related party consisted of the following:

			As of December 31,
Name of related party	Relationship	Nature	2023	2024
			USD’000	USD’000
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and recoverable on demand	—	152

The amounts due to related party consisted of the following:

			As of December 31,
Name of related party	Relationship	Nature	2023	2024
			USD’000	USD’000
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Dividend payable, unsecured, interest-free and repayable on demand	8,245	—
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, with simple annual interests charged at 3.5% per annum, not repayable upon demand, save upon the request by Delixy Energy, whichever earlier.	—	5,000

The following represents the other significant related party transactions that occurred in the financial years ended December 31, 2022, 2023 and 2024.

			Year ended December 31,
Name of related party	Relationship	Nature	2022	2023	2024
			USD’000	USD’000	USD’000
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and repayable on demand	—	(175)	—

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

NOTE 19 — RELATED PARTY TRANSACTIONS (cont.)

			Year ended December 31,
Name of related party	Relationship	Nature	2022	2023	2024
			USD’000	USD’000	USD’000
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Proceeds from disposal of property	—	—	957
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Freight expenses	—	—	(1,151)
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Rental and maintenance expenses	—	—	(17)
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Advances	—	—	1,125
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Dividend paid	—	(1,500)	(4,745)
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and repayable on demand	—	6	—
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and repayable on demand	—	(87)	(152)

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

NOTE 20 — CONCENTRATIONS AND RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of customers who represent 10% or more of the Company’s total revenue:

	Financial Years ended December 31,
	2022		2023		2024
	US$’000		US$’000		US$’000
Customer A	68,192		122,289		N/A	(i)
Customer B	174,245		N/A	(i)	N/A	(i)
Customer C	48,666		N/A	(i)	N/A	(i)
Customer D	N/A	(i)	57,486		49,666
Customer E	N/A	(i)	72,295		N/A	(i)
Customer G	N/A	(i)	N/A	(i)	33,771
Customer H	N/A	(i)	N/A	(i)	40,665
Customer I	N/A	(i)	N/A	(i)	41,503

(i)	Revenue from the relevant customer was less than 10% of the Company’s total revenue for the respective year.

The following table sets forth a summary of customers who represent 10% or more of the Company’s total accounts receivable:

	Financial Years ended December 31,
	2022		2023		2024
	US$’000		US$’000		US$’000
Customer B	803		N/A	(ii)	N/A	(ii)
Customer E	N/A	(ii)	713		N/A	(ii)
Customer F	2,622		N/A	(ii)	N/A	(ii)
Customer I	N/A	(ii)	N/A	(ii)	17,519

(ii)	Accounts receivable from the relevant customer was less than 10% of the Company’s total accounts receivable for the respective year.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	Financial Years ended December 31,
	2022		2023		2024
	US$’000		US$’000		US$’000
Supplier A	234,957		N/A	(iii)	N/A	(iii)
Supplier B	33,123		N/A	(iii)	N/A	(iii)
Supplier C	N/A	(iii)	33,968		N/A	(iii)
Supplier D	N/A	(iii)	55,416		85,317
Supplier E	N/A	(iii)	128,500		N/A	(iii)
Supplier F	N/A	(iii)	64,720		N/A	(iii)
Supplier H	N/A	(iii)	N/A	(iii)	70,688
Supplier I	N/A	(iii)	N/A	(iii)	40,437

(iii)	Purchase from relevant suppliers was less than 10% of the Company’s total purchase for the respective year.

The following table sets forth a summary of a single supplier who represent 10% or more of the Company’s total accounts payable:

	Financial Years ended December 31,
	2022		2023		2024
	US$’000		US$’000		US$’000
Supplier I	N/A	(iv)	N/A	(iv)	17,067

(iv)	Accounts payable from relevant suppliers was less than 10% of the Company’s total accounts payable for the respective year.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

NOTE 20 — CONCENTRATIONS AND RISK (cont.)

The Company is exposed to the following concentrations of risk:

(a) Major customers

The Company does not have any significant concentrations of risk related to major customers. Given the dynamic nature of the business, the customers change frequently. Therefore, we do not anticipate this fluctuation in customer numbers to pose a significant risk to the business.

(b) Major suppliers

The Company does not have any significant concentrations of risk related to major suppliers. Given the dynamic nature of the business, the customers change frequently. Therefore, we do not anticipate this fluctuation in customer numbers to pose a significant risk to the business.

(c)  Credit risk

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral. The Company also considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts based on the estimated realizable value. The Company identifies credit risk on a customer-by-customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

(d) Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from lease liabilities. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2023 and 2024, the lease liabilities were at fixed interest rates.

(e)  Exchange rate risk

The Company has transactional currency exposures arising from trade and accounts receivable, derivative financial instruments, cash and cash equivalents, lease liabilities and accrued liabilities that are denominated in currencies other than the functional currency of the Company, primarily Chinese Renminbi (“RMB”) and Singapore Dollar (“SGD”).

(f)  Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

NOTE 21 — COMMITMENTS AND CONTINGENCIES

Litigation — From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of December 31, 2023 and 2024, the Company has no material commitments or contingencies.

NOTE 22 — SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before   consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2024, up through the date the Company issued the audited consolidated financial statements.

The Company did not have any material subsequent events that occurred after December 31, 2024.

EXHIBIT INDEX

12.1	Certificate of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certificate of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certificate of the Chief Executive Officer (Principal Executive Officer) pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certificate of Chief Financial Officer (Principal Financial Officer) pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Delixy Holdings Limited

By:	/s/ Xie Dongjian
Name:	Xie Dongjian
Title:	Chief Executive Officer

By:	/s/ Chu Tianshu
Name:	Chu Tianshu
Title:	Chief Financial Officer

Dated:	May 13, 2025

2