Form 20-F
period 2025-12-31
Delixy Holdings Ltd
filed 2026-04-30
CIK 2025218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from            to

Commission file number: 001-42738

Delixy Holdings Limited

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

883 North Bridge Road, #04-01 Southbank

Singapore 198785

(Address of principal executive offices)

Mr. Xie, Dongjian

+65 6291 3184

public@delixy.com

883 North Bridge Road, #04-01 Southbank

Singapore 198785

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.000005 per share	DLXY	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 16,350,000 ordinary shares issued and outstanding as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the fi ling reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

“Second Amended and Restated Memorandum and Articles of Association”	:	the second amended and restated memorandum and articles of association of our Company adopted on February 23, 2026 and as supplemented, amended or otherwise modified from time to time.

“Board”	:	the Board of Directors of our Company

“Business Day”	:	a day (other than a Saturday, Sunday or public holiday in the U.S.) on which licensed banks in the U.S. are generally open for normal business to the public.

“BVI”	:	British Virgin Islands

“Companies Act”	:	the Companies Act (2023 Revision) of the Cayman Islands

“Class A Ordinary Shares”	:	the class A ordinary shares of the Company, par value $0.000005 per share

“Class B Ordinary Shares”	:	the class B ordinary shares of the Company, par value $0.000005 per share

“Delixy”	:	Delixy Energy Pte. Ltd., a company incorporated in Singapore on September 10, 2007 and an indirect wholly-owned subsidiary of our Company

“Delixy International”	:	Delixy International Limited, a company incorporated in the BVI on June 17, 2024, and wholly-owned by our Company and which is the immediate holding company of Delixy

“Directors”	:	the directors of our Company as at the date of this annual report, unless otherwise stated

“Exchange Act”	:	the United States Securities Exchange Act of 1934, as amended

“Executive Directors”	:	the executive Directors of our Company as at the date of this annual report, unless otherwise stated

“Executive Officers”	:	the executive officers of our Company as at the date of this annual report, unless otherwise stated

“Independent Directors Nominees”	:	the independent non-Executive Directors of our Company

“Independent Third Party”	:	a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of our Company

“Mega Origin”	:	Mega Origin Holdings Limited, a company incorporated in the BVI and wholly-owned by Mr. Xie and being our direct controlling shareholder

“MOM”	:	the Ministry of Manpower in Singapore

“Mr. Xie”	:	Mr. Xie, Dongjian, Executive Chairman, Chief Executive Officer and Executive Director and an indirect controlling shareholder of our Company through Mega Origin

“Novel Majestic”	:	Novel Majestic Limited, a company incorporated in the BVI and wholly-owned by Tran Tieu Cam

“S$” or “SGD” or “Singapore Dollars”	:	Singapore dollar(s), the lawful currency of Singapore

“SEC” or “Securities and Exchange Commission”	:	the United States Securities and Exchange Commission

“Securities Act”	:	the U.S. Securities Act of 1933, as amended

“Shares” or “Ordinary Shares”	:	the Class A Ordinary Shares and Class B Ordinary Shares of the Company

“Singapore Companies Act”	:	the Companies Act 1967 of Singapore, as amended, supplemented or modified from time to time

“US$”, “$” or “USD” or “United States Dollars”	:	United States dollar(s), the lawful currency of the United States of America

Delixy Holdings Limited is a holding company with all operations conducted in Singapore through Delixy Energy Pte. Ltd., our wholly-owned operating subsidiary. Our reporting and functional currency is the United States Dollar. Our financial year ends on December 31 of each year; references in this annual report to a financial year, such as “Financial Year 2025” or “FY2025”, relate to our financial year ended December 31 of that calendar year.

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	changes in the laws, regulations, policies and guidelines in places where we carry on our business;

●	the regulatory environment in Singapore and globally where our customers and suppliers are located;

●	competition in the oil-based trading industry;

●	breaches of laws or regulations in the operation and management of our current and future businesses and assets;

●	the overall economic environment and general market and economic conditions;

●	our ability to execute our strategies;

●	changes in the need for capital and the availability of financing and capital to fund these needs;

●	our ability to anticipate and respond to changes in the oil trading market in particular, its price, and in customer demands, trends and preferences;

●	changes in interest rates and rates of inflation

●	man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, pandemics, occurrences of catastrophic events and acts of God such as floods, earthquakes, typhoons and other adverse weather and natural conditions that affect our business or assets;

●	the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us; and

●	legal, regulatory and other proceedings arising out of our operations.

We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risks and Challenges

Investing in our Class A Ordinary Shares involves risks. The risks summarized below are qualified by reference to “Risk Factors” beginning on page 1 of this annual report, which you should carefully consider before making a decision to purchase Class A Ordinary Shares. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Class A Ordinary Shares would likely decline, and you may lose all or part of your investment.

These risks include but are not limited to the following:

Risks Related to Our Business and Industry

●	we are dependent on our suppliers for the supply of crude oil and oil-based products. Any shortage or delay in the supply of crude oil and oil-based products from them may materially and/or adversely affect our business and results of operations if we cannot secure alternative sources of supply immediately;

●	a significant portion of our revenue is attributable to the sale of crude oil and our profitability may be adversely affected if demand for crude oil declines for any reason;

●	we do not enter into long term agreements with our customers and our customers are not subject to any minimum purchase requirement to place orders with us;

●	we are dependent on a small number of key customers;

●	we are reliant on customers and suppliers located within the People’s Republic of China (“PRC”);

●	our cash flows could be adversely affected by net operating cash outflows caused by a potential timing mismatch between the receipt of payments from our customers and the disbursement of payments to our suppliers;

●	we may be unable to fully pass any increase in cost of sales to our customers;

●	we depend on key management personnel;

●	we are dependent on our transport providers for the transport of our products;

●	we may fail to deliver our products timely to our customers or maintain our reputation and this can adversely affect our business, financial condition and results of operations;

●	natural disasters and other catastrophic events beyond our control, including but not limited to the COVID-19 pandemic, have and could continue in the future to adversely affect our business operations and financial performance;

●	we operate in a competitive market;

●	changes in existing laws, regulations and government policies may cause us to incur additional costs;

●	our business may be adversely affected by a deterioration in general economic conditions or a weakening of the broader energy industry;

●	we may implement business strategies and future plans that may not be successful;

●	our inability to accurately predict market demand may affect our business operations and financial performance;

●	we may use hedging strategies that may be unsuccessful;

●	we are vulnerable to fluctuations in foreign exchange rates;

●	our current insurance coverage may not sufficiently protect us against all the risks we are exposed to and this may adversely affect our business, results of operations and financial condition;

●	we may need to raise additional capital required to grow our business, and we may be unable to raise capital on terms acceptable to us or at all;

●	if we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected;

●	we will be subject to changing laws, rules and regulations in the U.S. regarding regulatory matters, corporate governance and public disclosure that will increase both our costs and the risks associated with non-compliance;

●	fluctuations in the price of crude oil and oil-based products may adversely affect our business;

●	our susceptibility to litigation, arbitration and other proceedings could have an adverse effect on our business;

●	we are subject to the risk of labor disputes;

●	any fraudulent behavior by our employees and/or third parties may have an adverse effect on us;

●	our operations are subject to cyber security risks that could have a material adverse effect on our business, financial condition and results of operations;

●	we are exposed to the credit risks of our customers; and

●	our business is subject to supply chain interruptions.

Risks Related to Our Securities

●	we may not maintain the listing of our Class A Ordinary Shares on the Nasdaq Capital Market, which could limit investors’ ability to make transactions in our Class A Ordinary Shares and subject us to additional trading restrictions;

●	the trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors;

●	companies with public floats comparable to our public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares;

●	if securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline;

●	if we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences;

●	short selling may drive down the market price of our Class A Ordinary Shares;

●	as a “controlled company” within the meaning of the Nasdaq Capital Market Rules, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies;

●	Mr. Xie, as our Executive Chairman, Chief Executive Officer and Executive Director, and an indirect controlling shareholder, has significant influence over us, including control over decisions that require the approval of shareholders, which will limit your ability to influence the outcome of matters submitted to shareholders for a vote;

●	as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq Capital Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq Capital Market corporate governance listing standards;

●	you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law;

●	recently introduced economic substance legislation of the Cayman Islands may impact us or our operations;

●	certain judgments obtained against us by our shareholders may not be enforceable;

●	we are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements;

●	we are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies;

●	we may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us;

●	as a Nasdaq-listed public company, we incur significantly increased costs and devote substantial management time to complying with public company requirements;

●	if we fail to meet applicable listing requirements, the Nasdaq Capital Market may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Shares could decline;

●	As a result of the dual-class share structure of our share capital, Mega Origin Holdings Limited has and will continue to have voting control over our Company. The interests of Mega Origin Holdings Limited may not align with those of our other shareholders, limiting or precluding our shareholders’ ability to influence corporate matters; and

●	further issuances of Class B Ordinary Shares may dilute the voting power of holders of our Class A Ordinary Shares.

Investing in our Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this annual report, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

This annual report also contains forward-looking statements having direct and/or indirect implications on our future performance. Our actual results may differ materially from those anticipated by these forward-looking statements due to certain factors, including the risks and uncertainties faced by us, as described below and elsewhere in this annual report.

Risks Related to Our Business and Industry

We are dependent on our suppliers for the supply of crude oil and oil-based products. Any shortage or delay in the supply of crude oil and oil-based products from them may materially and/or adversely affect our business and results of operations if we cannot secure alternative sources of supply immediately

We depend on our suppliers for the supply of crude oil and oil-based products. This makes us susceptible to supply shortages or price fluctuations that could negatively impact our operating results. We currently purchase the crude oil and oil-based products from a number of suppliers. For the financial years ended December 31, 2024 and 2025, our top three suppliers accounted for approximately 63.2% and 47.7% of our total purchases, respectively.

If our relationship with any of our suppliers terminates or if any of our suppliers suffer a material disruption in production, we may experience difficulties and delays in obtaining the products we trade from alternative sources of supply and we may therefore be unable to obtain a sufficient quantity of products on acceptable terms without interruption to our business operations. Any interruption or delay in the supply of the products we trade, or the inability to obtain such products from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled deliveries to our customers and could result in our customers cancelling their orders or switching to another supplier. Any such events could adversely affect our business, results of operations and financial condition.

A significant portion of our revenue is attributable to the sale of crude oil and our profitability may be adversely affected if demand for crude oil declines for any reason

We have a concentrated revenue portfolio as a significant portion of our revenue is attributable to the sale of crude oil. For the fiscal year ended December 31, 2025, trading in crude oil represented 59.3% of our total trading revenue, while trading in oil-based products represented the remaining 40.7% of our total trading revenue. There can be no assurance that we will be able to maintain a stable supply of crude oil from our suppliers or demand for crude oil from our customers. If our customers’ requirements change or if the demand for crude oil declines for any reason, including due to any fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices, there may be a potential loss in revenue which would adversely affect our profitability.

We do not enter into long-term agreements with our customers and our customers are not subject to any minimum purchase requirement to place orders with us

We do not enter into long-term agreements with our customers and there is no assurance that our customers will continue to purchase from us in the future. Our customers are not subject to any minimum purchase requirement to place orders with us and they have the flexibility to place their orders based on their needs and on a case-by-case basis. If any of our major customers terminates its business relationship with us, and we fail to secure orders from new customers on a timely basis, there may be an adverse effect on our business operations, financial performance and profitability.

We are dependent on a small number of key customers

Our revenue is concentrated among a small number of customers. For the financial years ended December 31, 2024 and 2025, our top three customers accounted for approximately 41.9% and 58.3% of our revenue, respectively. If any of these customers were to reduce or cease their business with the Company, it could have a material adverse impact on the Company’s financial condition and results of operations.

The Company has taken steps to mitigate its customer concentration risk by diversifying its customer base and developing long-term relationships with its key customers as evidenced in the period under review. However, the Company remains exposed to customer concentration risk, and any significant changes in the business of its key customers could have a material adverse impact on its business.

In addition, the Company’s business is dependent on the continued success of its customers. If any of the Company’s customers were to experience financial difficulties or cease operations, it could have a material adverse impact on the Company’s business.

The Company is aware of the risks associated with customer concentration and is taking steps to mitigate these risks. However, investors should be aware of the potential for customer concentration to have a material adverse impact on the Company’s business.

We are reliant on customers and suppliers located within the PRC

Our business is reliant on customers and suppliers located within the PRC. For the financial years ended December 31, 2024 and 2025, the percentage of revenue derived from customers in the PRC was 54.5% and 29.2% respectively, while the percentage of products that we source from suppliers in the PRC was 22.6% and 51.6% respectively.

The Company has taken steps to mitigate its concentration risk in the PRC by diversifying its customer and supplier base and developing long-term relationships with its key customers and suppliers. However, the Company remains exposed to concentration risk in the PRC, and any significant changes in the business of its key customers and suppliers from the PRC could have a material adverse impact on its business.

If any of our key customers or suppliers in the PRC were to reduce their level of business with us, cease operations, or face adverse regulatory actions, it could materially and adversely affect our business, financial condition, and results of operations. The PRC government has substantial oversight and regulatory authority over the conduct of business activities within its jurisdiction, and any intervention or changes in its economic or regulatory policies could directly impact the operations of our customers and suppliers. Such changes could include increased scrutiny and restrictions on cross-border transactions or changes in international trade policies. The PRC’s regulatory environment is subject to change, and any changes in the policies, regulations, rules and the enforcement of laws of the PRC government may be implemented quickly with little advance notice. The imposition of additional restrictions on our customers’ or suppliers’ ability to conduct business, or any actions taken by the PRC government to influence or intervene in their operations could limit their ability to continue conducting business with us. This could have a material adverse impact on our business, financial condition and results of operations.

Our cash flows could be adversely affected by net operating cash outflows caused by a potential timing mismatch between the receipt of payments from our customers and the disbursement of payments to our suppliers

We typically procure our crude oil from global suppliers, including those in Europe, West Africa, the Middle East, Singapore, Malaysia and Brazil for sale to our customers which include refineries and trading companies in Southeast Asia, East Asia and the Middle East. For oil-based products, we generally procure them from suppliers in the PRC for sale to our customers which comprises mainly other traders and wholesalers in Southeast Asia, East Asia and the Middle East. While we typically settle full payment of our purchase orders with our suppliers immediately upon confirmation of the order, we generally grant our customers credit terms of up to 90 days, depending on our credit assessment of the customer and our relationship with such customers, resulting in a material cash flow mismatch. As such, we would record significant net operating cash outflows in the event that we accept too many of our customers’ orders in a particular period of time and are required to settle full payment of our back-to-back purchase orders with our suppliers.

We depend on timely payments from our customers for cash inflow to meet our payment obligations to our suppliers. There is no assurance that our cash flow management measures will function effectively, if at all. In the event of a significant cash flow mismatch or substantial cash outflow, our cash flow position may be adversely affected and we might have to raise funds through internal resources and/or banking facilities in order to meet our payment obligations to our suppliers in full and on time.

We may be unable to fully pass any increase in cost of sales to our customers

Our ability to obtain and maintain suitable pricing for our customers is essential. Depending on their individual needs and taking into consideration market trends, our customers may enter into either fixed price contracts or contracts where the price of the product is pegged to the prevailing market price at time of delivery. Where possible, we will enter into back-to-back agreements with our customers and suppliers, and the price we charge our customers is based on a cost-plus approach by adding a mark-up to our cost of purchase. In calculating the mark-up, we will consider factors such as our cost of purchase, quantity of product, delivery timelines, credit terms and our business relationship with the customer. Other factors that we take into consideration include where we have purchased the relevant products ahead of time with the intention of taking advantage of arbitrage windows and opportunities. However, we may not always be able to enter into back-to-back agreements and our Company may be unable to fully pass any increase in cost of sales to our customers. In particular, a significant increase in labor costs could exert downward pressure on our profit margins.

We depend on key management personnel

Our success depends significantly on the expertise, experience, continuity, network and committed service of our key management personnel, most of whom have an in-depth understanding of our industry and operations and would be difficult to replace. Our key management personnel, including Mr. Xie, Ms. Chong and Ms. Yao, are essential to our success because of their experience and connections in the oil trading market, their market development skills and expertise in managing our operations. Details of their expertise and experience are set out in the section headed “Directors and senior management” in this annual report. In addition, the maintenance of our existing business relationships as well as the reputation that our management team has established is dependent on the continued service of our key management personnel.

There is no assurance that these key management personnel will not voluntarily terminate their employment with us. We do not carry, and do not intend to procure, key person insurance on any of our senior management team.

As a result, the departure of any of our key management personnel could be disruptive to our business development and could have a material adverse effect on our business and financial conditions. We cannot guarantee that the services of such personnel will continue to be available to us or that we will be able to replace any such personnel with individuals who possess similar knowledge, experience or network.

We are dependent on our transport providers for the transport of our products

We also utilize and depend on the services of certain third-party service providers for our operations. In particular, and from time to time, we may engage third party transport providers, such as international haulers, shipping lines and transport companies, for freight forwarding and shipping services. In the event any such third party transport providers fail to satisfy their obligations or in the event there are any service disruptions or issues with delivery (such as leakage of the products we are transporting and/or a change in quality of the oil products within the cargo), this may result in our products being rejected by our customers and/or a breach of our contractual obligations towards our customers.

In addition, there is a risk that the use of vessels to transport crude oil and oil-based products may result in an oil spill and cause significant environmental damage. Vessels are also exposed to a high risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and hazardous characteristics of crude oil and oil-based products transported in the vessels. The crew may also be inadvertently exposed to escaped gases from the crude oil and oil-based products transported in their vessel, and this may pose a risk to their health and safety. The operation of vessels is subject to strict regulations and vetting requirements that our third-party transport providers need to comply with. For the avoidance of doubt, we are not liable for the satisfaction of such regulations and requirements by such third-party transport providers. Generally, the regulations governing the transport of crude oil are applicable to the vessel owners, rather than to the charterers or end users. Specifically, in relation to the International Safety Management (ISM) Code, which provides an international standard for the safe management and operation of ships and for pollution prevention, our chartering agreement provides that any loss, damage, expense or delay caused by failure on the part of the owners to comply with the ISM Code shall be for the owner’s account. Our purchase agreements with our suppliers will also typically require that each vessel nominated to carry cargo be owned or demise chartered by a member of the International Tanker Owners Pollution Federation Limited (ITOPF) and have in place adequate insurance cover for oil pollution in accordance with the rules of the International Group of Protection and Indemnity Clubs. Where the vessel does not meet such requirements, the supplier may refuse to load the vessel. We believe that our arrangements adequately prevent any non-compliance with regulations and protect us from liability in the event of any failure to comply with regulations applicable to the transport of crude oil.

However, in the event of any accident or damage, our products may be affected and we may not be able to deliver our products to our customers in a timely manner. Our relationship with our suppliers may also be adversely affected. Any such events could therefore adversely affect our reputation, as well as our business, results of operations and financial condition.

We may fail to deliver our products timely to our customers or maintain our reputation and this can adversely affect our business, financial condition and results of operations

We believe that the reputation we have built over the years plays a significant role in attracting customers and securing our customers’ orders. Whether or not we can maintain or enhance our reputation depends largely on our ability to continue to provide quality and timely services to our customers. If we fail to meet their needs or are unable to deliver the products requested by them to the designated location in a timely manner, our customers may no longer perceive our services to be of a high quality and our reputation could be adversely affected. This will in turn negatively affect our business, financial condition and results of operations.

Natural disasters and other catastrophic events beyond our control, including but not limited to the COVID-19 pandemic, have and could continue in the future to adversely affect our business operations and financial performance

The occurrence of the global COVID-19 pandemic negatively affected our business between 2020 and 2022 due to the global imposition of movement control measures and a global plunge in oil prices, which resulted in reduced revenue for our business. The occurrence of one or more other natural disasters, such as fires, hurricanes, tornados, tsunamis, floods and earthquakes, geo-political events or military activities disrupting transportation, communication or utility systems; or other highly disruptive events, such as nuclear accidents, pandemics, unusual weather conditions or cyberattacks, could adversely affect our operations and financial performance. The occurrence of these events or another global pandemic could result in, among other things, operational disruptions, the lack of an adequate workforce in parts of or all of our operations and communications and transportation disruptions. This in turn could lead to decreased consumer confidence and spending, and increased volatility in Singapore, the United States and the global financial markets and economy. As a result, our business operations and financial performance may be adversely affected.

We operate in a competitive market

We compete with various international and local service providers. Competition may result in pricing pressures, declining revenue and profitability, or a loss of market share. We face competitors who may have strong competitive advantages, including longer operating histories, larger and broader customer bases, lower operating costs, more established relationships with a broader set of suppliers and customers, greater brand recognition, and greater financial, research and development, marketing, distribution, and other resources than us. In addition, new companies may enter the market with innovative business models or more appealing service offerings and disrupt the competitive landscape, making it even more challenging for us to maintain our market position. There is no guarantee that our strategies will remain competitive or successful in the future. Increased competition may result in pricing pressures and loss of our market share, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in existing laws, regulations and government policies may cause us to incur additional costs

Our business operations are governed by various laws, regulations and government policies in Singapore. These laws and regulations may change from time to time. We may be unable to comply with all these requirements in time or at all or we may need to incur substantial costs to be compliant, which may adversely affect our business operations and financial condition.

Our business may be adversely affected by a deterioration in general economic conditions or a weakening of the broader energy industry

Our business is driven by crude oil prices, which are affected by both domestic and global supply and demand factors. A prolonged economic slowdown, a global recession, periods of high inflation, adverse events relating to the energy industry and local, regional and national economic conditions and factors could negatively impact our operations and therefore adversely affect our business, financial condition and results of operations. The risks associated with our business are more acute during periods of economic slowdown or recession because such periods may lead to greater fluctuations in crude oil prices and/or decreased demand for crude oil and oil-based products. During periods of high inflation, we may experience increased procurement, transportation and labor costs, as well as demand volatility due to economic uncertainty. While recent inflationary pressures have led to such increase in costs and impacted our operations, we have been able to mitigate this impact due to our strong market position and pricing power, which has allowed us to pass these costs on to our customers through back-to-back agreements. As a result, our profitability and operating results have not been impacted by recent inflationary pressures. However, we can provide no assurance that we will not be affected by such inflationary pressures in Singapore or globally in the future. In the event that the inflationary pressures continue to increase to any material extent, and we continue to pass along the increased costs to our customers, it may result in loss of sales and loss of customers, thereby adversely impacting our margins and results of operations.

We may implement business strategies and future plans that may not be successful

The successful implementation of our business strategies and future plans depends on a number of factors, including general market conditions, government policies, the availability of funds, competition and our ability to retain and recruit competent employees. There is no assurance that our business strategies and future plans can be implemented effectively and successfully as some of these factors are beyond our control. If any implementation of these strategies and plans fails or is delayed, we may be adversely affected by investment expenses that have not led to the anticipated results, the distraction of management from our core business or any damage to our brand or reputation. Additionally, if we fail to secure adequate funds in a timely manner, we may also be unable to pursue opportunities to expand our business.

Our inability to predict accurately market demand may affect our business operations and financial performance

The market demand for our products could decline, sometimes rapidly or unpredictably, due to general market conditions that are not specific to a particular company, such as real or perceived adverse economic or political conditions throughout the world, changes in the general outlook for corporate earnings, changes in interest or currency rates, or adverse investor sentiment generally. The market demand for our oil products may also decline because of factors that affect a particular industry such as labor shortages, increased production costs, and competitive conditions. Local, regional, or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, recessions, or other events could have a significant impact on the market generally and on specific investments. For example, in recent years, the COVID-19 pandemic, the large expansion of government deficits and debt as a result of government actions to mitigate the effects of the pandemic, Russia’s invasion of Ukraine, and the rise of inflation have resulted in extreme volatility in the global economy and in global financial markets. Economies and financial markets throughout the world are becoming increasingly interconnected. As a result, the value and liquidity of our trades may be negatively affected, which will in turn, impact our business, results of operations and financial condition.

In particular, Russia’s invasion of Ukraine led to significant geopolitical tensions and subsequent import and export bans. While we do not source any of our products from suppliers in Russia or trade with any customers from Russia, these trade sanctions and restrictions have affected global supply chains, led to a reduction in global oil supply and an increase in oil prices. The uncertainty and volatility in the global oil market that followed caused disruptions for our customers. However, due to our well established networks, we experienced a slight increase in volume for the financial year ended December 31, 2025. As of the date of this annual report, global oil supply and oil prices have since stabilized, and we do not anticipate any further significant impacts from the ongoing Russia-Ukraine conflict. However, should there be new developments in the Russia-Ukraine conflict, such as further escalations or additional sanctions, these could lead to renewed volatility in global oil supply and oil prices, thereby potentially impacting our business operations and financial performance.

We may use hedging strategies that may be unsuccessful

We may use hedging strategies to cover any outstanding positions we may hold from time to time. These strategies may be unsuccessful because there may be an imperfect correlation, or no correlation, between the price movements of the hedging instrument and the price movements of the trade being hedged. We are subject to the risk that our counterparty will default on its obligation to pay us, as well as the risk that we will not be able to meet our obligations to pay the other party to the agreement. Swap agreements may also involve the risk that there is an imperfect correlation between the return on our obligation to the counterparty and the return on the referenced asset. In addition, swap agreements are subject to market and illiquidity risk, leverage risk and hedging risk. The value of swaps, like many other derivatives, may move in unexpected ways and may result in losses for us. There can be no assurance that our hedging transactions (including by way of swap arrangements) will be effective. The use of hedging may also result in certain adverse tax consequences, and may also reduce our potential for profit.

We are vulnerable to fluctuations in foreign exchange rates

Our functional and presentation currency is U.S. dollars. While substantially all of our major contracts are denominated in U.S. dollars, our operating costs are incurred in a mix of currencies, predominantly the U.S. dollar and Singapore dollar. Some expenses, comprising primarily the salaries of Singapore employees, rent and payments to other contractors in Singapore are normally paid in Singapore dollars. Accordingly, movements in the exchange rates of any of these currencies relative to the U.S. dollar could adversely affect our results of operations and financial condition.

Our current insurance coverage may not sufficiently protect us against all the risks we are exposed to and this may adversely affect our business, results of operations and financial condition

There can be no assurance that our current insurance coverage will cover all our risks or adequately protect us against all liabilities arising from claims and litigation against us. We will have to bear any losses, damages or liabilities in the course of our operations arising from events for which we do not have adequate insurance coverage. Further, the insurance premium payable by us depends on various factors, including the scope and estimated contract sum set out in the service contracts with our customers and our insurance claim track record.

Additionally, our insurers may refuse to pay particular claims and our insurance policies may be voidable by the insurers if we take, or fail to take, certain actions as mandated by the insurers. Our ability to obtain and maintain adequate insurance may be adversely affected by conditions in the insurance market for which we have no control. There is no assurance that the insurance premium payable by us will not increase or that our insurance coverage will not be reduced in the future. If we are held liable for uninsured losses, the amounts of claims for insured losses exceed the limits of our insurance coverage or the insurance premium payable by us increases significantly, our business, results of operations and financial condition may be materially and adversely affected. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

We may also be subject to calls or premiums in amounts based not only on our claim records but also the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Payment of these calls could result in significant expense to us, which could have a material adverse effect on our results of operations, cash flows and financial condition. Moreover, the protection and indemnity associations and other insurance providers reserve the right to make changes in insurance coverage with little or no advance notice. Any such events could adversely affect our results of operations and financial condition.

We may need to raise additional capital required to grow our business, and we may be unable to raise capital on terms acceptable to us or at all

Growing and operating our business may require significant cash outlays and capital expenditures and commitments. Although our current cash and cash equivalents, and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months from the date of this annual report, there is a risk that we may need additional cash resources in the future to fund our growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we will need to seek additional capital, potentially through equity or debt financing, to fund our growth. Our ability to access the credit and capital markets in the future as a source of liquidity, and the borrowing costs associated with such financing, are dependent upon market conditions. We cannot provide any assurance that our assumptions used to estimate our liquidity requirements will remain accurate due to unseen factors such as the recurrence of the COVID-19 global pandemic, risks of war and regional conflicts. In the event of a sustained market deterioration, and continued declines in revenues, we may need additional liquidity, which would require us to evaluate available alternatives and take appropriate actions. We cannot provide any assurance that we will be able to obtain additional sources of financing or liquidity in amounts or on terms acceptable to us, or at all.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Class A Ordinary Shares.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is ineffective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may be unable to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from the Nasdaq Capital Market, to regulatory investigations and to civil or criminal sanctions.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2025, the Company determined that there were no control deficiencies that constituted material weaknesses.

We will be subject to changing laws, rules and regulations in the U.S. regarding regulatory matters, corporate governance and public disclosure that will increase both our costs and the risks associated with non-compliance

We are subject to rules and regulations by various governing bodies and self-regulatory organizations, including, for example, the SEC and the Nasdaq Capital Market, which are responsible for the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with these new and changing laws and regulations have resulted in and are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, as these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalties and this may harm our business.

Fluctuations in the price of crude oil and oil-based products may adversely affect our business

We are exposed to risks arising from fluctuations in the price of crude oil, which can be volatile. Any material or sustained decline in crude oil prices, or change in buyer preferences, could have a material adverse effect on our performance.

Crude oil prices are affected by numerous factors beyond our control, including worldwide oil supply and demand. The price of crude oil may be affected by numerous factors such as:

●	the level of economic activity in the markets we serve;

●	regional political developments and military conflicts;

●	economic sanctions;

●	weather conditions and natural disasters;

●	conservation and environmental protection efforts;

●	the level of crude oil inventories;

●	the ability of the Organization of Petroleum Exporting Countries (“OPEC”) and other major oil-producing or oil-consuming nations to influence global production levels and prices;

●	governmental regulations and actions, including the imposition of taxes and trade restrictions;

●	market uncertainty;

●	exchange rates;

●	speculative activities by those who buy and sell oil and gas on the world markets, including commodity futures trading;

●	availability and capacity of infrastructure, processing facilities and necessary transportation;

●	supply chain disruptions;

●	the price and availability of new technology;

●	the availability and cost of alternative sources of energy; and

●	the impact of climate change considerations and actions towards energy transition on the demand for the products in which we trade in.

A low crude oil price environment or decline in the price of crude oil could adversely affect our business, results of operations and financial condition. They could also negatively impact our ability to access sources of capital, including equity and debt markets.

Our susceptibility to litigation, arbitration and other proceedings could have an adverse effect on our business

We may be, from time to time, involved in various litigation matters arising in the ordinary course of business, or otherwise. These matters may include, among other things, contract disputes, personal injury claims, employment matters, environmental matters, governmental claims for taxes or duties, securities, or commodities matters. The potential costs to resolve any claim or other litigation matter, or a combination of these, may have a material adverse effect on us because of potentially negative outcomes, the costs associated with asserting our claims or defending such lawsuits, and the diversion of management’s attention to these matters.

We are subject to the risk of labor disputes

We employ employees in Singapore and are subject to the local labor laws of Singapore. While we have not been materially adversely affected by any labor-related developments or industrial action in the past, there can be no assurance that such developments or actions may not occur in the future. Such occurrences may have a material adverse impact on our business, financial condition and results of operations.

Any fraudulent behavior by our employees and/or third parties may have an adverse effect on us

Our employees or third parties could engage in fraudulent behavior which could lead to potential criminal, civil and employment sanctions as well as negative publicity. This could result in a material adverse effect on our business, financial condition and results of operations. Our operations are subject to various anti-bribery laws, including the Prevention of Corruption Act 1960 of Singapore and the U.S. Foreign Corrupt Practices Act. Our employees and/or third parties acting as agents for us could engage in fraudulent behavior against us on their own or others’ initiative and act against our interests. Such actions could include, entering into agreements with our competitors thereby limiting free competition, document fraud, bribes, fraudulent commission agreements, facilitation payments and bribes to get access to exclusive business, among others. Whether intentional or not, such actions could potentially expose us to potential legal liabilities and reputational harm.

Our operations are subject to cyber security risks that could have a material adverse effect on our business, financial condition and results of operations

Information technology plays a crucial role in all of our operations. To remain competitive, our hardware, software and related services must interact with our suppliers and customers efficiently, record and process our financial transactions accurately, and obtain the data and information to enable the analysis of trends and plans and the execution of our strategies. Our information technology systems are subject to possible breaches and other threats that could cause us harm. If our systems for protecting against cyber security risks prove not to be sufficient, we could be adversely affected by, among other things, loss or damage of intellectual property, proprietary information, or customer data; interruption of business operations; or additional costs to prevent, respond to, or mitigate cyber security attacks. These risks could have a material adverse effect on our business, financial condition and results of operations.

Nonetheless, our business model does not heavily rely on third-party software or services, particularly those that are directly integrated into our products or operations. This reduces our dependency on external technology and lessens the potential impact of cybersecurity breaches or disruptions originating from these third-party entities. While data breaches and operational disruptions can still occur, the physical presence of our business allows for alternative methods of product distribution and customer service, reducing the overall impact of cybersecurity related incidents on our operations. Despite our perception of the lower risk of cybersecurity related incidents materially affecting our operations, we plan to prioritize the implementation of cybersecurity measures to maintain a secure and reliable business environment. For example, we plan to (i) conduct more rigorous assessments of potential suppliers’ cybersecurity practices, including penetration testing and vulnerability assessments; (ii) incorporate cybersecurity clauses into our business contracts; (iii) include specific security requirements and data protection protocols in our vendor contracts to ensure consistent cybersecurity standards across our supply chain; (iv) educate our employees on cybersecurity threats by providing training for employees to recognize and report phishing attempts, social engineering tactics, and other cyber threats; and (v) implement cybersecurity awareness tools and simulations to test employees’ knowledge and response to potential threats. By implementing these measures, we hope that our ability to respond to and recover from any eventual cybersecurity incidents will be enhanced.

We are exposed to the credit risks of our customers

We extend credit terms of up to 90 days for our customers. Our average accounts receivable turnover days were approximately 10.6 days and 23.7 days for the financial years ended December 31, 2024, and 2025, respectively. Our customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all.

The reasons for payment delays, cancellations or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material order cancellations by our customers during the financial years ended December 31, 2024 and 2025, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all. We may not be able to enforce our contractual rights to receive payment through legal proceedings. In the event that we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

Our business is subject to supply chain interruptions

We rely on our suppliers’ abilities to deliver our products as part of the supply chain logistics. The factors that can adversely affect our operations include, but are not limited to:

●	interruptions to our suppliers’ delivery capabilities;

●	failure of our suppliers to meet our standards or their commitments to us;

●	increased transportation costs, shipping constraints or other factors that could impact cost, such as having to find more expensive suppliers which may or may not be readily available; and

●	disruptions as a result of efforts to control or mitigate a potential pandemic (such as facility closures, governmental orders, outbreaks and/or transportation capacity).

Any increased costs from delays, cancellations, and insurance, or disruption to, or inefficiency in, the supply chain network of our suppliers, whether due to geopolitical conflicts such as Russia’s invasion of Ukraine or the conflicts in the Middle East, including the 2026 Iran war, pandemic outbreaks, or other factors, could affect our revenue and profitability. If we fail to manage these risks effectively, we could experience a material adverse impact on our reputation, revenue, and profitability. Russia’s invasion of Ukraine led to significant geopolitical tensions and subsequent import and export bans. While we do not source any of our products from suppliers in Russia or trade with any customers from Russia, these trade sanctions and restrictions have affected global supply chains and led to an increase in procurement, transportation and labor costs for our crude oil and oil-based products. Our supply chains were materially impacted by the war, leading to increased costs. However, we were able to mitigate this impact due to our strong market position and pricing power, which allowed us to pass these costs on to our customers through back-to-back agreements. As a result, our business, results of operations and financial condition for the financial years ended December 31, 2024 and 2025 were not materially impacted by such increase in costs. However, we may not always be able pass all of our costs on, and our revenue and profitability may be affected by future supply chain disruptions if we are unable to manage such risks effectively. Furthermore, such supply chain disruptions have an indirect impact on our business as the uncertainty and volatility in the global oil market that followed caused disruptions for our customers, leading to a decrease in demand for our crude oil and oil-based products. As a result, we experienced a decrease in revenue for the financial year ended December 31, 2025. In relation to the Russia-Ukraine conflict, as of the date of this annual report, the global oil market and demand for oil have since stabilized, and we do not anticipate any further significant impacts from the ongoing conflict. However, should there be new developments in the Russia-Ukraine conflict, such as further escalations or additional sanctions, these could lead to renewed volatility in the global oil market and a potential decrease in demand for our crude oil and oil-based products.

Moving forward, we do not expect to experience such supply chain disruptions in the future because we source our goods from a number of suppliers. To the best of our knowledge, we have not received any information from our suppliers pertaining to any present or potential supply chain disruptions as well.

The ongoing conflict involving Iran has also contributed to volatility in global energy markets, including fluctuations in oil prices, disruptions to shipping routes, and increased transportation and insurance costs. Such volatility may increase the cost of procuring crude oil and oil-based products and may affect the availability and timing of shipments. While we generally seek to mitigate such impacts through back-to-back arrangements and pricing mechanisms that allow us to pass increased costs on to our customers, we may not always be able to do so fully or on a timely basis. If we are unable to pass through such cost increases, our margins and profitability could be adversely affected.

Our existing credit facilities contain certain covenants and restrictions that may limit the flexibility of our Company in the way in which we organize our subsidiaries and/or operate our business

We are currently party to two existing short term credit facilities with the Bank of China Limited (Singapore Branch) (“BOC”) and United Overseas Bank Limited (“UOB”) respectively. The terms of such credit facilities provide, among others, that the Company is not to undertake or permit any reorganization, amalgamation, reconstruction, takeover, or change of shareholders without the respective bank’s prior written consent. Prior to our initial public offering and listing of our Class A Ordinary Shares on the Nasdaq Capital Market, we sought consent from the respective banks to confirm that the reorganization and listing of our Class A Ordinary Shares on the Nasdaq Capital Market will not cause a breach of the credit facilities and/or in any way affect their validity or any part thereof. However, we did not receive such confirmation from the relevant banks.

We therefore cannot assure you that we are not in default of or that we are in full compliance with the terms of our credit facilities with BOC and UOB. Notwithstanding the above, as of December 31, 2024 and December 31, 2025, and as of the date of this annual report, the amount outstanding with respect to these credit facilities is zero, US$2,104,000 and zero. Further, in the event that we utilize the credit facilities prior to confirmation being obtained from these banks and are required to make immediate repayment, our directors and management believe that we will be able to repay the borrowings without significantly affecting our cash flows and/or operations. Our directors and management are also of the view that there will be no material adverse effect on our business and operations even in the event the banks terminate such short term credit facilities, as (i) we do not draw down on these facilities regularly given that there are no amounts outstanding currently, and (ii) we have alternative sources of liquidity and financing that we can tap on without the need for such back to back letters of credit to be issued.

Risks Related to Our Securities

We may not maintain the listing of our Class A Ordinary Shares on the Nasdaq Capital Market, which could limit investors’ ability to make transactions in our Class A Ordinary Shares and subject us to additional trading restrictions

To continue the listing of our Class A Ordinary Shares on the Nasdaq Capital Market, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our Class A Ordinary Shares will continue to be listed on the Nasdaq Capital Market in the future.

If the Nasdaq Capital Market delists our Class A Ordinary Shares and we are unable to list our Class A Ordinary Shares on another national securities exchange, we expect that our Class A Ordinary Shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock,” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Class A Ordinary Shares are listed on the Nasdaq Capital Market, U.S. federal law prevents or preempts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq Capital Market, we would be subject to regulations in each state in which we offer our shares.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the event of market volatility, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we are involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether successful or not, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

On April 23, 2026, we received a notification letter from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that we are not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of US$1.00 per share. The notification stated that the closing bid price of our Class A Ordinary Shares had fallen below US$1.00 per share for 30 consecutive business days, from March 11, 2026 to April 22, 2026. The notification did not result in any immediate impact on the listing or trading of our Class A Ordinary Shares. Under Nasdaq rules, we have been granted a compliance period of 180 calendar days, until October 20, 2026, to regain compliance. To regain compliance, the closing bid price of our Class A Ordinary Shares must be at least US$1.00 per share for a minimum of ten consecutive business days during the compliance period. If we do not regain compliance by October 20, 2026, we may be eligible for an additional 180 calendar day compliance period, provided we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market (other than the bid price requirement) and provide written notice of our intention to cure the deficiency during the second compliance period, which may include implementing a reverse stock split, if necessary. If we are unable to regain compliance within the available compliance period(s), our Class A Ordinary Shares may be subject to delisting, which could limit investors’ ability to make transactions in our Class A Ordinary Shares, reduce their liquidity and trading volume, and adversely affect their market price. We are actively monitoring the bid price of our Class A Ordinary Shares and considering all available options to regain compliance with Nasdaq’s minimum bid price requirement.

The trading price of our Ordinary Share may be volatile, which could result in substantial losses to investors

The trading price of our Class A Ordinary Shares may be subject to rapid and substantial volatility, which could make it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and result in substantial losses to investors.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

The volatility and fluctuations in the trading price of our Class A Ordinary Shares may be due to factors beyond our control and for reasons that are unrelated to our actual or expected performance. In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares.

In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

●	fluctuations in our revenues, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our issued and outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Companies with public floats comparable to our public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares

In addition to the risks addressed above in “- The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors,” our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our public float may amplify the impact the actions taken by a few shareholders have on the price of our shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Class A Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A Ordinary Shares.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline

The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our Class A Ordinary Shares, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A Ordinary Shares to decline.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations - Passive Foreign Investment Company Considerations.”

Short selling may drive down the market price of our Class A Ordinary Shares

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

As a “controlled company” within the meaning of the Nasdaq Capital Market Rules, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies

We are a “controlled company” as defined under the Nasdaq Capital Market Rules, because one of our shareholders, namely Mega Origin holds more than 50% of our voting power. As a result, for so long as we remain a controlled company as defined under that rule, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules of the Nasdaq Capital Market Rules including:

●	an exemption from the rule that a majority of our Board of Directors must be Independent Directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by Independent Directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by Independent Directors.

We do not intend to rely on these exemptions applicable to a “controlled company” and will instead rely on the exemptions provided to foreign private issuers to be exempt from the corporate governance requirements of the Nasdaq Capital Market listing rules. However, in the event we cease to be a foreign private issuer, we intend to rely on these exemptions applicable to a “controlled company”. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Mr. Xie, our Executive Director and an indirect controlling shareholder, has significant influence over us, including control over decisions that require the approval of shareholders, which will limit your ability to influence the outcome of matters submitted to shareholders for a vote.

We are currently controlled, indirectly by Mr. Xie. As long as Mr. Xie directly or indirectly owns or controls at least a majority of our outstanding voting power, he will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of Directors and the size of our Board of Directors, any amendment of our charter documents, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if Mr. Xie’s indirect ownership falls below 50%, he will continue to be able to strongly influence or effectively control our decisions. Additionally, Mr. Xie’s interests, or the interests of our Executive Officers and Directors as a whole, may not align with the interests of our other shareholders.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq Capital Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq Capital Market corporate governance listing standards

As a foreign private issuer that has applied to list our Class A Ordinary Shares on the Nasdaq Capital Market, we rely on a provision in the Nasdaq Capital Market corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq Capital Market.

We intend to rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq, namely; (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain Shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of Executive Officers, Directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. We will also be subject to the U.S. securities laws. The rights of shareholders to take action against our Directors and us, actions by minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands (as compared to the U.S. law) as well as from English common law. The decisions of the English courts are of highly persuasive authority, but are not binding on Cayman Islands courts (except for those decisions handed down from the Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts). The rights of our shareholders and the fiduciary duties of our Directors under Cayman Islands law are broadly similar to those in other common law jurisdictions, but there may be differences in the statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, if shareholders want to proceed against the Company outside of the Cayman Islands, they will need to demonstrate that they have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no guarantee that the courts of the Cayman Islands would automatically recognize or enforce against us judgments of courts of Singapore or the United States predicated upon the civil liability provisions of the Singapore securities laws or the federal securities laws of the United States or any state. In addition, the courts of the Cayman Islands will not recognize and enforce a judgment predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are taxes, fines or penal in nature, or otherwise contrary to public policy, including punitive damages.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Amended and Restated Memorandum and Articles of Association, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Our Directors are not required under our Amended and Restated Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of such exchanges. We intend to rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq, namely; (i) there will not be a necessity to have regularly scheduled executive sessions with Independent Directors; and (ii) there will be no requirement for the Company to obtain Shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of Executive Officers, Directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board or controlling shareholder than they would as shareholders of a company incorporated in a U.S. state. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Certain Cayman Islands Company Considerations - Differences in Corporate Law.”

Recently introduced economic substance legislation of the Cayman Islands may impact us or our operations

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. Effective January 1, 2019, the International Tax Co-operation (Economic Substance) Act (as amended) (the “Substance Law”) and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as we are a tax resident outside the Cayman Islands, we are not required to satisfy the economic substance test under the Substance Law. Although it is presently anticipated that the Substance Law will have little material impact on us or our operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on us.

Certain judgments obtained against us by our shareholders may not be enforceable

We are a Cayman Islands exempted company with limited liability and substantially all of our assets are located outside of the United States. In addition, all of our current Directors and Executive Officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. Service of court documents on a Cayman Islands company can be effected by serving the documents at the company’s registered office and it may be possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our Directors and Executive Officers, they will need to ensure that they comply with the rules of the jurisdiction where our Directors and Executive Officers are located. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our Directors and Executive Officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforcement of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our Executive Officers, Directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, depending on where our Directors and Executive Officers are located.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each financial year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second financial quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents; and (ii) a majority of our Directors or Executive Officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our Directors, Executive Officers and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq Capital Market. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As a Nasdaq-listed public company, we incur significantly increased costs and devote substantial management time to complying with public company requirements

As a company whose Class A Ordinary Shares are listed on the Nasdaq Capital Market, we incur additional legal, accounting and other expenses associated with being a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we are required to comply with the reporting and other requirements of the Securities and Exchange Commission (the “SEC”) and the rules and corporate governance standards of the Nasdaq Capital Market. Compliance with these requirements has increased our legal and financial compliance costs and has made certain activities more time-consuming and costly.

In addition, our management and other personnel devote substantial time to complying with public company reporting obligations and other regulatory requirements. As a result, our management’s attention may be diverted from operational and other business matters to these compliance-related activities. We cannot predict or estimate the amount of additional costs we may incur as a result of maintaining our status as a public company.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure continue to create uncertainty for public companies, increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This may result in continuing uncertainty regarding compliance matters and higher costs associated with ongoing revisions to our disclosure and governance practices.

We expect to continue to invest resources to comply with evolving laws, regulations and standards, and such investments may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance-related activities. If our efforts to comply with new laws, regulations and standards differ from the interpretations or expectations of regulatory authorities due to ambiguities related to their application in practice, regulatory authorities may initiate legal proceedings against us, and our business, financial condition and results of operations could be adversely affected.

If we fail to meet applicable listing requirements, the Nasdaq Capital Market may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Shares could decline

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market. However, we cannot assure you that we will be able to continue to meet the continued listing standards of the Nasdaq Capital Market in the future. If we fail to comply with the applicable listing standards and Nasdaq Capital Market delists our Class A Ordinary Shares, we and our shareholders could face significant adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock,” which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and could result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Class A Ordinary Shares are listed on the Nasdaq Capital Market, they qualify as covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute allows states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, states can regulate or bar the sale of covered securities in a particular case.

If our Class A Ordinary Shares were to be delisted from the Nasdaq Capital Market, they would no longer qualify as covered securities, and we would become subject to regulation in each state in which we offer our securities. This could increase the complexity and cost of future securities offerings and adversely affect the liquidity and market price of our Class A Ordinary Shares. If we fail to meet applicable listing requirements, Nasdaq Capital Market may delist our Shares from trading, in which case the liquidity and market price of our Shares could decline.

As a result of the dual-class share structure of our share capital, Mega Origin Holdings Limited has and will continue to have voting control over our Company. The interests of Mega Origin Holdings Limited may not align with those of our other shareholders, limiting or precluding our shareholders’ ability to influence corporate matters.

Our share capital consists of Class A Ordinary Shares and Class B Ordinary Shares. Each holder of Class A Ordinary Shares is entitled to one (1) vote per share on all matters submitted to a vote at a general meeting of shareholders, while each holder of Class B Ordinary Shares is entitled to fifty (50) votes per share. As a result of this dual-class share structure and the 50:1 voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, Mega Origin Holdings Limited, our controlling shareholder, holds all of the issued and outstanding Class B Ordinary Shares and therefore controls a substantial majority of the total voting power of our issued and outstanding share capital.

This concentration of voting power allows Mega Origin Holdings Limited to control matters submitted to our shareholders for approval, including the election and removal of directors, mergers, consolidations and other business combinations, amendments to our amended and restated memorandum and articles of association, the approval of significant corporate transactions, and other matters requiring shareholder approval. Accordingly, Mega Origin Holdings Limited has considerable influence, and effectively controls, the outcome of corporate actions requiring shareholder approval for the foreseeable future.

Because the interests of Mega Origin Holdings Limited may differ from those of our other shareholders, the dual-class share structure and concentrated voting control may discourage, delay or prevent a change in control of our Company or unsolicited acquisition proposals that other shareholders may believe are in their best interests. Without the consent of Mega Origin Holdings Limited, we may be prevented from entering into transactions that could be beneficial to our minority shareholders. The concentration of ownership and voting control may also adversely affect the market price of our Class A Ordinary Shares.

In addition, unless our Class B Ordinary Shares are converted into Class A Ordinary Shares or otherwise cease to be outstanding in accordance with our amended and restated memorandum and articles of association, our shareholding structure will remain a dual-class structure, which will continue to result in significant voting control being concentrated with Mega Origin Holdings Limited. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

Further issuances of Class B Ordinary Shares may dilute the voting power of holders of our Class A Ordinary Shares.

We may issue additional Class B Ordinary Shares in the future. The issuance of additional Class B Ordinary Shares could dilute the relative voting power of holders of our Class A Ordinary Shares.

Each holder of Class A Ordinary Shares is entitled to one (1) vote per share on all matters submitted to a vote at a general meeting of shareholders, while each holder of Class B Ordinary Shares is entitled to fifty (50) votes per share. As a result, holders of Class B Ordinary Shares have significantly greater voting power than holders of Class A Ordinary Shares. If we issue additional Class B Ordinary Shares, the overall voting power of holders of Class B Ordinary Shares relative to holders of Class A Ordinary Shares would increase, which could further diminish the ability of holders of Class A Ordinary Shares to influence matters requiring shareholder approval. Such matters include, among others, the election of directors, amendments to our amended and restated memorandum and articles of association, mergers, acquisitions, and other significant corporate transactions.

Accordingly, future issuances of Class B Ordinary Shares may further concentrate voting control in the holders of such shares and may result in corporate decisions that are not aligned with the interests of holders of our Class A Ordinary Shares.

Item 4. Information on the Company

Recent Developments

Initial Public Offering

On July 10, 2025, we completed our initial public offering on the Nasdaq Capital Market. In the offering, we sold 1,350,000 ordinary shares, par value US$0.000005 per share (the “Ordinary Shares”), and the selling shareholders, Mega Origin Holdings Limited and Novel Majestic Limited, sold an aggregate of 650,000 Ordinary Shares, in each case at a public offering price of US$4.00 per Ordinary Share. Bancroft Capital, LLC acted as sole lead underwriter for the offering. We received gross proceeds of approximately US$5.4 million from the offering, before deducting underwriting discounts and other offering expenses. We did not receive any proceeds from the sale of Ordinary Shares by the selling shareholders or by the resale shareholders under the concurrent resale prospectus covering an aggregate of 3,000,000 Ordinary Shares. Our Ordinary Shares commenced trading on the Nasdaq Capital Market on July 9, 2025 under the ticker symbol “DLXY.”

February 2026 Extraordinary General Meeting

On February 23, 2026, we held an extraordinary general meeting of our shareholders. At the meeting, our shareholders approved by special resolution the re-designation and re-classification of our authorized and issued share capital, and the adoption of our second amended and restated memorandum and articles of association, to implement a dual-class share structure. As a result, our authorized share capital of US$2,500, divided into 500,000,000 ordinary shares of par value US$0.000005 each, was re-designated and re-classified into 450,000,000 Class A Ordinary Shares of par value US$0.000005 each and 50,000,000 Class B Ordinary Shares of par value US$0.000005 each, and our 16,350,000 issued and outstanding ordinary shares were re-designated and re-classified into 7,174,000 Class A Ordinary Shares and 9,176,000 Class B Ordinary Shares. The 9,176,000 Class B Ordinary Shares were re-designated from ordinary shares held by Mega Origin Holdings Limited, and the 7,174,000 Class A Ordinary Shares were re-designated from ordinary shares held by all other holders. Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to fifty votes per share. Class B Ordinary Shares are convertible into Class A Ordinary Shares on a one-for-one basis at the option of the holder, but Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

At the same meeting, our shareholders also approved by ordinary resolution the adoption of the Delixy Holdings Limited 2026 Equity Incentive Plan, the form of which is filed as Exhibit 10.1 to our Current Report on Form 6-K furnished to the SEC on February 25, 2026.

In addition, our shareholders approved at the same meeting, by ordinary resolution, the consolidation of all of the issued and unissued shares of our company, of whatever class or series, at a ratio of not less than one share for every two shares and not more than one share for every five hundred shares, with the exact consolidation ratio (being a whole number within such range) to be determined by our board of directors in its sole discretion within 180 days from the date of passage of the resolution (the "Share Consolidation"), and the authorization of our board of directors to deal with any fractional entitlements arising from the Share Consolidation in such manner as our board of directors considers expedient. As of the date of this annual report, our board of directors has not effected the Share Consolidation.

Receipt of Nasdaq Notification of Minimum Bid Price Deficiency

On April 23, 2026, we received a notification letter from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that we are not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of US$1.00 per share. The notification stated that the closing bid price of our Class A Ordinary Shares had fallen below US$1.00 per share for the 30 consecutive business days from March 11, 2026 to April 22, 2026. The notification did not result in any immediate impact on the listing or trading of our Class A Ordinary Shares. Under Nasdaq rules, we have been granted a compliance period of 180 calendar days, until October 20, 2026, to regain compliance. If we do not regain compliance by October 20, 2026, we may be eligible for an additional 180 calendar day compliance period, subject to satisfaction of certain other continued listing standards and the provision of written notice of our intention to cure the deficiency, which may include implementing a reverse stock split, if necessary. We are actively monitoring the bid price of our Class A Ordinary Shares and considering all available options to regain compliance with Nasdaq’s minimum bid price requirement. See “Item 3.D. Risk Factors—We may not maintain the listing of our Class A Ordinary Shares on the Nasdaq Capital Market…” for additional information.

4.A. History and Development of the Company

Corporate Structure

Our Company was incorporated in the Cayman Islands on May 16, 2024, under the Companies Act as an exempted company with limited liability. On incorporation, our authorized share capital was US$500,000 divided into 500,000,000 ordinary shares, par value of US$0.001 each. Following incorporation, our entire issued share capital was held solely by Mr. Xie. Per the reorganization executed on August 21, 2024, Mr. Xie was issued an additional 99,999 shares, and on the same date, he transferred 18.62%, 4.90%, 4.90%, 4.90% and 3.34% of his shares to Novel Majestic, Cosmic Magnet, Dragon Circle, Rosywood Holdings and Golden Legend respectively. On November 6, 2024, Mega Origin transferred its entire equity interest in Delixy to us in consideration of our allotment and issue to it of one share credited as fully paid. On November 19, 2024, Mr. Xie transferred his 63.34% interest in our Company to his wholly-owned company, Mega Origin, for cash at par.

On November 29, 2024, for purposes of recapitalization in anticipation of the initial public offering, the Company effected a 1:200 sub-division of its shares (a “forward stock split”) and, following the forward stock split, the cancellation of 99,500,000,000 shares in its authorized but unissued share capital, resulting in its authorized share capital becoming $2,500 divided into 500,000,000 shares of a par value of $0.000005 each. Concurrently, Mega Origin surrendered 3,167,200 ordinary shares par value US$0.000005 each, Novel Majestic surrendered 931,000 ordinary shares par value US$0.000005 each, Cosmic Magnet surrendered 245,000 ordinary shares par value US$0.000005 each, Dragon Circle surrendered 245,000 ordinary shares par value US$0.000005 each, Rosywood Holdings surrendered 245,000 ordinary shares par value US$0.000005 each and Golden Legend surrendered 167,000 ordinary shares par value US$0.000005 each to the Company, respectively or 25.0% of their shareholdings each. None of these shareholders surrendering their ordinary shares received any consideration for surrender of their ordinary shares, nor are there any agreements or arrangements in place under which any of these shareholders will surrender their respective ordinary shares. Unless otherwise indicated, all references to Ordinary Shares, share data, per Share data, and related information have been retroactively adjusted, where applicable, in this annual report to reflect the 1:200 forward stock split of our Ordinary Shares and the shares surrendered by our existing shareholders on November 29, 2024 as if they had occurred at the beginning of the earlier period presented.

Historically, our Group was comprised of Delixy Energy. We completed a reorganization whereby the entire share capital of Delixy Energy was transferred to Delixy International, resulting in our holding of the entire issued share capital of Delixy indirectly.

Organization Chart

The chart below sets out our corporate structure as at the date of this annual report.

Entities

A description of our principal operating subsidiary is set out below.

Delixy Energy Pte. Ltd.

Delixy Energy Pte. Ltd was incorporated in Singapore on September 10, 2007 and is our indirect wholly-owned subsidiary with an issued share capital of 1,000,000 shares of S$1.00 each which is held as to 100.0% by Delixy International Limited following the internal group reorganization on November 6, 2024. Delixy Energy carries on the business of trading in crude oil and oil-based products.

4.B. Business Overview

OVERVIEW

We are a holding company incorporated in the Cayman Islands with operations conducted by our Singapore subsidiary which is incorporated in Singapore.

As a holding company incorporated in the Cayman Islands with no material operations, we conduct our operations in Singapore through our operating subsidiary, Delixy Energy Pte. Ltd. We are principally engaged in the trading of oil related products, which can be broadly categorized into (i) crude oil and (ii) oil-based products such as naphtha, motor gasoline, gas oil, fuel oil, asphalt, base oil and other petrochemicals.

We trade our products across multiple countries in Southeast Asia, East Asia and the Middle East, and we have established a presence in the oil trading markets in these countries. For the financial years ended December 31, 2024 and 2025, our total trading revenue decreased by 2.3% from US$314,916,000 to US$307,747,000, respectively.

Crude oil trading represents a core aspect of our business as it accounts for a significant portion of our revenue. For the financial years ended December 31, 2024 and 2025, trading in crude oil represented 53.8% and 59.3% of our total trading revenue, respectively. The trading in various oil-based products make up the rest of our total trading revenue and for the financial years ended December 31, 2024 and 2025, these make up 46.2% and 40.7% of our total trading revenue, respectively.

We typically enter into back-to-back agreements with our suppliers after our customer has agreed on the terms of the purchase so as to reduce our exposure and trading risks. We may also enter into swap agreements or trade in oil and oil-based products derivatives to further hedge our positions.

We leverage on our strong existing relationships with our customers and suppliers as well as our deep experience and understanding of the oil industry to provide certain value-added services to our customers. This includes recommending to our customers optimal trading strategies tailored to their specific needs, and providing shipping and logistical support where required. In addition, our financing capabilities allow us to extend credit terms to our customers while satisfying the immediate payment terms required by our suppliers.

OUR COMPETITIVE STRENGTHS

We believe our main competitive strengths are as follows:

We have the financial capability to provide our customers with financing alternatives and credit terms

Most suppliers of crude oil and oil-based products require payment on delivery with minimal credit terms and this lack of flexibility may limit buyers who may require more accommodating payment arrangements. On the other hand, we are able to provide our customers with credit terms of up to 90 days by leveraging our strong balance sheet position as well as short term loan facilities available to the Group. Our ability to extend these advantageous credit terms to our customers allows us to cater to the diverse needs of our customers across multiple countries and to provide them with the financial flexibility they may require for their business operations. This in turn allows us to develop and maintain long-lasting relationships with our customers based on trust, and to provide differentiated offerings centered on flexible financing and/or delivery options. Our principal funding sources include short term loan facilities drawn down and secured by the underlying physical commodity and trade. From time to time, in recognition of our strong financial position, certain financial institutions have been willing to extend short term credit facilities to us. As of December 31, 2024, December 31, 2025, and as of the date of this annual report, the amount outstanding with respect to these credit facilities is zero, US$2,104,000 and zero. This approach not only minimizes risks but also grants us access to competitively priced funding, thereby allowing us to deliver flexible financing solutions to our customers whilst maintaining financial prudence. For more information regarding the material terms of our short term credit facilities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources.”

We have a diversified portfolio of oil products

We trade in a diversified portfolio of oil products, including crude oil, naphtha, motor gasoline, gas oil, fuel oil, asphalt and base oil. Crude oil serves as the basis for a variety of petroleum products such as propane, asphalt, petrochemical feedstocks and more. With a portfolio founded on crude oil and its derivatives, we are able to cater to our customers’ demands across various industries and geographic regions. This ensures that our revenue is not seasonal or dependent on any specific sector or industry. In addition, in line with our ongoing commitment to global sustainability, we are also actively exploring opportunities to expand our product offerings to include sustainable fuels, including sustainable fuel products related to hydrogen energy and stationary energy storage systems. This would further enhance the variety of our product offerings and ensure that our revenue streams remain resilient to changes in global trends.

We have an experienced management team with strong relationships across our value chain

Our management team headed by our Executive Chairman, Chief Executive Officer and Executive Director, Mr. Xie, has decades of experience in oil trading as well as in the oil industry generally, including oil refining and logistics.

While we are not dependent on any individual supplier or groups of suppliers of crude oil or oil-based products, we maintain strong relationships with these suppliers and are able to leverage on our relationships with them to gain market insights and ensure a reliable supply of crude oil and oil-based products to our customers. We are also able to tap on the strong relationships we have with storage facilities providers as well as fleet and logistics providers in the event that we are required to provide bulk breaking or transportation services to our clients. Our team of traders are experienced and well equipped to identify and leverage arbitrage windows to maximize our value-added services, as well as to ensure that we hedge any outstanding positions that we may have from time to time effectively, thereby reducing any potential losses in our activities.

We have robust and strong risk management and internal controls capabilities

We believe that the ability to manage risk is one of our key strengths. Risk management is a core function under the supervision of our senior leadership structure. Our sound risk management practices have contributed to our positive performance through the volatile market environment in recent years and have helped to mitigate earnings volatility. We have stringent hedging practices and generally only enter into swaps or trade in derivatives of the oil and oil-based products we sell to the extent required to hedge our positions. Further, to the extent commercially practicable, we also prefer to enter into back-to-back agreements where we will place a back-to-back purchase order with our suppliers only after our customer has confirmed the terms of its order. This is done to limit any potential exposure we may have in terms of price fluctuations.

Our risk management processes in relation to the onboarding of new customers and suppliers are managed closely by a risk management committee which comprises three (3) members, with each member having a veto right in respect of the onboarding of every new customer and assessment of every new supplier. After approval is obtained for onboarding of the customer, our operations team will then take over to service the customer, and our finance team will monitor the trades entered into and our positions on an ongoing basis. For trades where we obtain bank financing and where our purchase pricing terms differ from our selling pricing terms, we may operate tripartite accounts at brokerage houses with our banks, for which all our derivative trading positions require the approval of ourselves and our bankers. We believe that these measures have enabled us to weather through the differing operating climates in the last two (2) decades that we have been in operation.

We are strategically located in Singapore, Asia’s refined products trading hub

Products such as gas oil and fuel oil are primarily sourced from Europe and the Middle East and distributed to companies across Southeast Asia, East Asia and the Middle East. Singapore has an extensive tank farm capacity and is supported by strong bunkering demand in the region. Coupled with the ease of doing business in the country, availability of banking facilities and an established and stable legal system, Singapore is both well-equipped and strategically positioned to be an oil trading hub. Our position in Singapore therefore allows us to take advantage of arbitrage opportunities arising from price differentials or variations in pricing formulas across regions and time zones.

OUR STRATEGIES

Expand our trading team

We believe that our success is derived from our deep understanding of the markets in which we trade in, our products and our customers. We draw on our knowledge and understanding of the local markets, the specific demands of our customers, as well as of the various types of oil-based products to shape our risk management strategies and provide to our customers various value-added services, including advising them on optimal trading strategies.

To further strengthen this competitive advantage of ours, we plan to expand our trading team by hiring market researchers and traders. In particular, we are aiming to expand the team of market researchers whose primary focus will be to conduct in-depth market research, including analyzing external reports, data trends and supply and demand projections. We also aim to expand the team of traders who will continuously monitor the markets to better identify arbitrage opportunities and ensure that our trades are effectively carried out.

Expand into the trading of other oil related products

We plan to leverage on our existing trading expertise and expand our product offering range beyond crude oil and oil-based products to include other oil related products, such as liquefied natural gas (“LNG”) and liquefied petroleum gas (“LPG”). To support this expansion, we have strengthened our team by employing traders with specific experience in LNG and LPG markets, ensuring that we are well-equipped to understand the unique market dynamics and risks associated with these products. We are currently in the process of establishing our presence in the LNG market. This includes ongoing efforts to secure LNG tank storage capacity and arrange terminal transshipment services. We expect to secure LNG tank space in South China in the near term, which will be a key milestone before commencing LNG trading operations. In parallel, we are also registering ourselves as an LNG trader with major oil companies to facilitate market entry. With respect to LPG, our trading activities have not yet commenced. This is primarily due to current market conditions, where LPG import prices—particularly from key suppliers such as the Middle East and the United States—remain higher than domestic supply prices in China. Nevertheless, we are actively preparing the necessary logistics infrastructure to support future LPG import operations when market conditions become more favorable. We will continue to assess our trading portfolio and selectively expand into new products where we have the requisite capabilities and where such expansion is expected to enhance our business. This product diversification strategy positions us to remain adaptable to evolving global energy demand trends.

Expand business and operations through development, strategic acquisitions and business cooperations

Whilst we intend to focus on our principal business activities in the trading of crude oil and oil-based products, we also plan to explore opportunities to diversify and expand our business and operations through internal development, as well as by collaborating with suitable partners through strategic acquisitions and business cooperations, including joint ventures and/or strategic alliances. For example, if a suitable opportunity arises, we may seek to acquire other oil trading businesses and oil trading related service providers that will complement our current business. We are currently not involved in any discussions for any potential acquisitions or business cooperations with any party. We may also seek to develop oil logistics services capabilities, such as oil freight and storage services, as well as other renewable energy related services to further diversify our business into regions beyond the PRC.

OUR BUSINESS

We conduct our operations in Singapore through our operating subsidiary, Delixy Energy Pte. Ltd. We are principally engaged in the trading of oil related products, which can be broadly categorized into (i) crude oil and (ii) oil-based products such as fuel oils, motor gasoline, additives, gas condensate, base oils, asphalt, petrochemicals and naphtha (heavy gasoline). We trade our products across countries in Southeast Asia, East Asia and the Middle East.

For the financial years ended December 31, 2024 and 2025, our total trading revenue decreased by 2.3% from US$314,916,000 to US$307,747,000 respectively.

Crude Oil

Crude oil is a naturally occurring unrefined fossil fuel composed of hydrocarbons which are organic compounds consisting primarily of hydrogen and carbon. Once extracted from underground reservoirs through drilling wells, crude oil is transported to refineries where it undergoes various processes such as distillation and refining, forming the basis for a variety of petroleum products such as propane, asphalt, petrochemical feedstocks, among others. It is a primary raw material for many industries including transportation, manufacturing and agriculture.

Crude oil prices are volatile and can be affected by numerous factors beyond our control, including worldwide oil supply and demand. The price of crude oil may be affected by numerous factors such as: the level of economic activity in the markets we serve; regional political developments and military conflicts; economic sanctions; weather conditions and natural disasters; conservation and environmental protection efforts; the level of crude oil inventories; the ability of OPEC and other major oil-producing or oil-consuming nations to influence global production levels and prices; governmental regulations and actions, including the imposition of taxes and trade restrictions; market uncertainty; exchange rates; speculative activities by those who buy and sell oil and gas on the world markets, including commodity futures trading; availability and capacity of infrastructure, processing facilities and necessary transportation; supply chain disruptions; the price and availability of new technology; the availability and cost of alternative sources of energy; and the impact of climate change considerations and actions towards energy transition on the demand for the products in which we trade in. In terms of volatility, we note that throughout the period under review, being January 1, 2024 to December 31, 2025, brent crude traded between a high of US$91.17 per barrel to a low of US$58.92 per barrel, with an average price of US$74.03. This underscores the volatility in the prices of the principal raw materials which we trade in.

Crude oil trading represents a core aspect of our business as it accounts for a significant portion of our revenue. For the financial years ended December 31, 2024 and 2025, trading in crude oil represented 53.8% and 59.3% of our total trading revenue, respectively. The trading in various oil-based products make up the rest of our total trading revenue and for the financial years ended December 31, 2024 and 2025, these make up 46.2% and 40.7% of our total trading revenue, respectively.

For the fiscal year ended December 31, 2025, our trading revenue composition reflected a shift in the relative weighting of our primary product lines. While we experienced growth in our crude oil trading business, the overall revenue mix was influenced by tactical adjustments in our fuel oil sales. These shifts were primarily driven by our customers' evolving procurement strategies, as they adjusted their feedstock selections to capitalize on prevailing market crack margins and the immediate utility of specific fuel oil grades as refinery feedstocks.

We view these variations in product mix as a reflection of transient market dynamics rather than a long-term structural change in our business model. Our operations are designed to remain highly agile, enabling us to continuously optimize our procurement and sales strategies to align with customer needs across our key markets in the PRC, South Korea, and Singapore. Consequently, we do not anticipate that these fluctuations in product mix will have a material adverse impact on our results of operations.

Other Oil-Based Products

Other oil-based products that we trade in include fuel oils, motor gasoline, additives, gas condensate, base oils, asphalt, petrochemicals and naphtha (heavy gasoline). Crude oil is a raw material for these oil-based products, and the prices of these oil-based products are correlated to crude oil prices. Their prices are volatile and may be affected by factors similar to those affecting crude oil prices as described above.

The trading in various oil-based products make up the rest of our total trading revenue and for the financial years ended December 31, 2024 and 2025, these make up 46.2% and 40.7% of our total trading revenue, respectively.

We generally procure our oil-based products from suppliers in the PRC, Singapore, Malaysia and Europe to sell to our customers comprising mainly other traders and wholesalers in Southeast Asia, East Asia and the Middle East. We also leverage on our relationships with oil blenders who have capabilities to blend oil-based products and other feedstocks or additives into other oil-based products to purchase our oil-based products. Many of our customers have storage tanks in Malaysia and Singapore to take delivery for sale into the rest of the Association of Southeast Asian Nations (“ASEAN”) countries in the region.

Our customers and suppliers

We source crude oil from oil producers and oil majors, storage facilities as well as other oil traders globally including Europe, West Africa, Middle East, Singapore, Malaysia and Brazil. We generally procure oil-based products from oil refineries, as well as other wholesalers and distributers in the PRC, Singapore, Malaysia and Europe. We purchase on an order-by-order basis and we typically do not enter into any long-term supply agreements with our suppliers. We also do not enter into any offtake agreements. We believe that this allows us to respond to market fluctuations (whether as to price, demand or otherwise) more effectively. While we have good relationships with our suppliers and make recurrent purchases from many of our suppliers, we are not dependent on any major supplier.

Our traders have longstanding and good relationships with our customers and suppliers, as well as a comprehensive and experienced understanding of the oil industry. Our network of trusted suppliers and partners ensure that we are able to offer and deliver our products on time and in compliance with our customers’ specifications. We select our suppliers from our approved list of suppliers based on their prices, quality, past performance and timeliness of delivery, and we have a risk management committee that is responsible for assessing every new supplier we deal with. In the last three (3) financial years, we have not experienced any material difficulty in sourcing suppliers or shortage of supplies based on our customers’ needs.

Our customers for crude oil are mainly refineries and trading companies in Southeast Asia, East Asia and the Middle East. Our customers for oil-based products are mainly other traders and wholesalers as well as storage facilities owners who undertake product blending in Singapore and Malaysia. Our traders maintain regular contact with our customers to understand their needs and to provide relevant information to support their needs and operations. We believe that our customers purchase crude oil and oil-based products from us instead of directly sourcing from our suppliers for various reasons, including our ability to provide our customers with credit terms of up to 90 days, our longstanding business relationships with our customers, as well as our ability to cater to their irregular and unplanned demands. Our team’s extensive industry knowledge and in-depth understanding of our customers’ needs also allows us provide guidance to our customers on the time and frequency of them placing orders and the price to place such orders at. Such value-added services allow us to develop and deepen the longstanding business relationships we have with our customers.

While we maintain a close and longstanding relationship with our customers and suppliers and are reliant on a small number of key customers and suppliers, we do not enter into any long-term or standing contractual agreements with our customers and suppliers. This allows us to maintain our flexibility, respond quickly to market fluctuations and take advantage of arbitrage windows more effectively. Our sale and purchase agreements with our customers and suppliers respectively are governed by standard terms, with the material terms relating to the quantity and quality of the product, delivery, price, payment and inspection requirements.

Our business process

Prior to onboarding any new customer or supplier, our risk management committee comprising three (3) members, each having a veto right, will undertake the necessary KYC checks or background checks before approving such onboarding. Every new customer or supplier must be approved by a unanimous vote of all members of our risk management committee. We will also assess the credit worthiness of the customer to determine the initial credit terms granted, which will be assessed on an ongoing basis. Please refer to the section entitled “Our pricing and credit policy” for more details.

Subsequently, the operations team (largely comprising the traders) will then take over to manage the client relationship and the trading activities, while our finance team monitors our trades and positions on an ongoing basis. We also assess our customers continually to review their business scope, operation status and records, as well as monitor their transaction volumes to reduce any risk of them engaging in any illegal or sanctioned activities. In addition, we are also able to leverage on our good relationships with our customers and suppliers to gather market information (including any investigation into any of our customers and suppliers), which may be indicative of risk factors in relation to anti-money laundering or illegal activities.

After a customer has been onboarded, our traders typically receive enquiries from customers by phone or email. Customers will typically specify the product, quantity, and delivery details in the purchase request, which we will then check with our suppliers on availability and delivery timeline. To the extent commercially practicable, we enter into back-to-back agreements to reduce our exposure and trading risks. Once we have obtained the price for the relevant product and confirmed the availability for delivery, we will then confirm their orders in writing. After our customer has agreed on the terms of the order, we will place the back-to-back purchase order with our suppliers in writing. Where required by our customers, we may also work with our third-party suppliers to provide freight and delivery of the commodity. However, such demand for freight and delivery services from us has reduced in recent years as it has become more common for suppliers to arrange for delivery to the destination as part of their services. Through our network of suppliers coupled with our strong financial position, we are also able to liaise with other third party service providers to deploy a number of other shipping and logistics strategies including making bulk, breaking bulk and storage for future use.

While our purchases are generally driven by customer orders as we endeavor to enter into back-to-back agreements, we continue to keep regular contact with our suppliers who provide us with updated quotations for the products we trade in. Once we receive the relevant price from our suppliers, we will consider if the purchase price offered by our suppliers is reasonable and if necessary, we will negotiate with our suppliers for a more favorable price with reference to price indices such as ICE Brent crude price, the expected purchase quantity, payment terms and length of credit period offered by our suppliers. We also keep up to date with the prevailing trends in the market. Our traders are able to analyze market trends to predict and take advantage of arbitrage windows such as purchasing assets in a market where there is oversupply for sale in a market where there is increased demand, as well as predicting periods of higher demand and purchasing the relevant products ahead of time when prices are more depressed. As delivery of the products we trade in is usually approximately two (2) months after the order, we are also able to take advantage of such timing differences and arbitrage opportunities therein. As such, where opportunities arise, or where our traders are of the view that there may be arbitrage opportunities, we may purchase crude oil and oil-based products in large quantities without back-to-back customer orders, and undertake activities such as bulk breaking which involves reselling these products in smaller quantities to our customers. This strategy enhances our flexibility when dealing with our customers as we are able to respond to our customers’ immediate or unplanned purchase demands for the products within a short time frame and accommodate their delivery schedule in a more flexible manner. In turn, we may be able to increase our trading revenue.

With a strong network and an in-depth understanding of each of our existing customers, we also regularly reach out to them to understand their current and expected demand for the products in which we trade in. Where any potential opportunities are identified, our traders will also reach out to our customers to determine if they may require our services, for instance, where prices are expected to increase considerably or when demand for the products is expected to rise, to advise our customers to consider placing orders for future deliveries at a current fixed price. We are also able to provide consulting services to some of our customers by leveraging our experience and understanding of the oil industry, through which we will recommend to them optimal trading strategies tailored to their specific needs in relation to quantity, timing and price.

After entering into purchase and sales contracts, our finance team regularly monitors our trading exposure and positions, and will undertake steps to mitigate any accompanying risks. We have stringent hedging practices and will generally enter only into swap agreements, or trade in derivatives of the oil and oil-based products we sell on derivative exchanges, to the extent required to hedge our positions. Our finance team comprises derivative traders who have the requisite experience to conduct such trading to effectively hedge our positions.

Our pricing and credit policy

Depending on their individual needs and taking into consideration market trends, our customers may enter into either fixed price contracts or contracts where the price of the product is dependent on a formula, typically pegged to the prevailing market price at time of delivery. Occasionally, we may have “oil price trigger” and “oil price roll-over” clauses in our contracts with our customers, where we grant our customers the option to convert the formula price into a fixed price within a stipulated period, depending on the prevailing market price at the time of conversion. In such event, we will, to the extent possible, secure the same clause from our suppliers, or undertake hedging activities to hedge against any risk posed by such clauses.

We also provide our customers with advice on choosing between such pricing models, based on our experience and understanding of the market and our ability to anticipate potential price movements. Where possible, we will enter into back-to-back agreements with our customers and suppliers, and the price we charge our customers is based on a cost-plus approach by adding a mark-up to our cost of purchase. In calculating the mark-up, we will consider factors such as our cost of purchase, quantity of product, delivery timelines, credit terms and our business relationship with the customer. Other factors that we take into consideration include where we have purchased the relevant products ahead of time with the intention of taking advantage of arbitrage windows and opportunities.

Our financing capabilities allow for the execution of trades across different time zones and periods, and importantly, they also allow us to extend credit terms to our customers while satisfying the immediate payment terms required by our suppliers. While we typically settle full payment of our purchase orders with our suppliers immediately upon confirmation of the order, we generally grant our customers credit terms of up to 90 days, depending on our credit assessment of the customer and our relationship with such customer.

Customer acceptance procedures in relation to credit worthiness are performed on all of our customers at the time of onboarding. This includes, but is not limited to, (i) setting up of credit assessment and control policy and procedures; and (ii) where the customer is an existing customer, checking our internal records for the payment history of the customer. Following the onboarding of our customers, we will also conduct continuous regular assessments on all our customers. Material overdue payments are monitored continuously and evaluated on a case-by-case basis. In such event, we will take the appropriate follow-up actions, having regard to the customer’s normal payment processing procedures, our relationship with the customer, its financial position as well as the general economic environment. This includes, but is not limited to, actively liaising with the customer, and, if necessary, taking legal action against the customer to recover payments due. We will review the recoverable amount of each individual receivable balance at the end of each reporting period to ensure adequate impairment losses are provided for the irrecoverable amounts.

Sales and marketing

We believe that our reputation, our proven track record in the industry, our well-established relationships with our existing customers, along with our years of experience in the trading of oil and oil-based products enable us to leverage our existing customer base for further expansion. As such, we do not rely heavily on marketing and promotional activities. All our traders are responsible for liaising and maintaining our relationship with our customers and suppliers, and keeping abreast of market developments and potential business opportunities. They are also well equipped to identify any arbitrage windows to maximize our revenue. We focus on maintaining the quality of our services, enriching our experience and expertise in the industry, upholding our professional reputation, and maintaining our relationships within the industry, instead of relying on significant advertising and promotion. We currently have a team of 5 traders responsible for sales and marketing, led by our CEO and overseen by our risk management committee.

Quality Management

We believe that quality control is important to our business, and we have quality control measures in place to ensure that our products consistently meet the standards that our customers demand of us. Where our goods are delivered by cargo, during the unloading or discharging process, we will typically require one of our employees to monitor the unloading operations and, together with an independent surveyor, take spot samples to ensure stable product quality of our products sold. We monitor customer feedback and ensure that any new supplier whom we deal with has been approved by our risk management committee. Please also refer to the section above on “Our customer and suppliers” for more information.

Information Technology

We consider information technology development aimed at improving systems, processes and security to be of importance, and we invest in information technology systems and process improvements from time to time. We also subscribe to online publications to ensure that our traders are kept up to date with industry news and trends, as well as to obtain current information from independent reports. We are mindful of the need to progressively replace legacy applications with better-integrated systems in the areas of commodity trading and risk management. Our aim is to implement systems which allow for better monitoring of processes and increased efficiency. We currently run a number of programs, including accounts-related software as well as trading-related software, namely the WebICE system and Oilchem networks.

Environment, Health and Safety

As our operations solely involves trading, we are not exposed to significant environment, health and safety risks.

Brands and Intellectual Property

We are not materially dependent on any brand or intellectual property. Save as set out below, as at the date of this annual report, we have not registered for any intellectual property in any country. We have registered the following marks in Singapore:

Trademark	Class	Application Date
	36,39	15 May 2024
DELIXY	36,39	15 May 2024

Note:

The goods and/or services under Class 36 comprises trading in futures; providing information relating to the trading of commodity futures; options trading; trading in contracts on stocks; trading in bonds; trading of options; trading of securities; trading in shares; agencies for trading of securities; agencies for commodity futures trading; commodities trading (financial); brokerage of commodities; financial analysis and consultancy; commodities financing; commodities insurance; commodities, gold, mercantile, monetary and security exchanges; commodities investment consultancy; insurance services relating to sea freight; valuation of freight and cargo.

The goods and/or services under Class 39 comprises oil distribution services; air freight shipping services; air freight transportation; arranging for the transport of air freight; freight (shipping of goods); freight and transport brokerage services; freight brokerage and providing information relating thereto; freight ship transport; freight shipping; freight transportation by sea; freight transportation by land; freight warehousing services; freight transportation services; goods warehousing; loading, packing, storage, transport and unloading of freight; services for freight forwarding; storage; storage and delivery of goods; storage consultancy services; storage services for freight; supply chain logistics and reverse logistics services consisting of the storage, transportation and delivery of freight; supply chain logistics and reverse logistics services consisting of the storage, transportation and delivery of freight for others; tracking of freight vehicles by computer or via global positioning systems; warehousing of freight; advisory services relating to the storage of goods; arrangement of the storage of goods; oil storage services; rental of containers for warehousing and storage; storage of petro-chemicals; transmission of oil or gas through pipelines; transport of crude oil; transport of oil.

As of the date of this annual report, we have registered our domain name, “delixy.com”.

Employees

We employed 11 people as of the date of this annual report, 11 people as of December 31, 2025, 11 people as of December 31, 2024 and 11 people as of December 31, 2023, all of whom are based out of Singapore. As of December 31, 2025, while most of our employees undertake multiple roles in our Group’s operations, based on their core functions, our employees generally comprise three management personnel, five trading personnel, four logistics personnel and two administrative personnel.

We have developed various methods to ensure that employees are adequately and correctly trained for the functions they perform and are aware of the relevant legislations affecting our business. Our success depends on our ability to attract, retain, and motivate qualified employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or work stoppages. No collective bargaining agreement has been put in place.

We enter into standard labor contracts which contain standard confidentiality clauses with our employees.

Seasonality

We may experience an increase in demand for crude oil and oil-based products during the winter seasons. This is caused by a general increase in demand for heating during the winter seasons. We are able to leverage on our experience to monitor such trends and identify arbitrage windows to take advantage of such increase in demand.

Real Property

Our headquarters are located in Singapore. We are an asset light business and we do not own any real property. We are renting the office space that we currently use for our headquarters and day-to-day operations.

A description of the leased office space in Singapore is as follows:

Location	Usage	Lease Period	Rent (per month)		Approximate area
883 North Bridge Road, #04-01, Southbank, Singapore 198785	Office Space	For Two Years beginning from 28 June 2024 to 27 June 2026	US$	2,600	64 sqm

Licenses, Permits and Registrations

To the best of our knowledge, no environmental licenses are required for us to operate our business in Singapore.

Insurance

We have limited liability insurance coverage for our business operations, including cargo insurance for our trades where we purchase our goods from our suppliers on “free on board” terms and sell them to our customers on “cost, insurance and freight” terms where we covers costs, insurance and freight for of our account customer’s order while the cargo is in transit. We believe that our insurance coverage is consistent with industry standards and is adequate to cover our key assets, facilities and liabilities. Please see “Risk Factors - Our current insurance coverage may not sufficiently protect us against all the risks we are exposed to and this may adversely affect our business, results of operations and financial condition”.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business, including contractual disputes and other commercial disputes. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. We may also need to pay damages to settle claims with a substantial amount of cash. Please see “Risk Factors - Our susceptibility to litigation, arbitration and other proceedings could have an adverse effect on our business”.

As at the date of this annual report and for the financial years ended December 31, 2024 and 2025, we have not been engaged in any legal proceedings.

Regulatory Environment

Delixy is incorporated and carries on its business in Singapore, we are subject to all relevant laws and regulations of Singapore and may be affected by new laws, regulations and policies which are introduced by the Singapore government from time to time. We have identified the main laws and regulations (apart from those pertaining to general business requirements) that we anticipate are relevant to our operations, the relevant regulatory bodies and the licenses, permits and approvals typically required for the conduct of our business in Singapore. There are no material effects of the regulations discussed under this section on our business.

The following description is a summary of material laws and regulations applicable to our operations in Singapore. The laws and regulations set out below are not exhaustive and are only intended to provide general information to investors and are neither designed nor intended to be a substitute for professional advice. Prospective investors should consult their own advisers regarding the implication of the relevant laws and regulations on us.

Regulation on Commodity Trading

The Commodity Trading Act 1992 of Singapore (“CTA”) regulates certain types of commodity trading activities, including commodity brokers and spot commodity trading. Section 2 of the CTA provides a wide definition of “commodity”. In general, commodities include any produce, item, goods or article (i.e. oil, gas and chemicals) that is the subject of any commodity forward contract, leveraged commodity trading, contract made pursuant to trading in differences, or spot commodity trading. The CTA is regulated by the Monetary Authority of Singapore.

Spot Commodity Trading License

Under Section 13A, all persons involved in spot commodity trading require a license, this includes a “spot commodity broker”, a “spot commodity broker’s representative”, a “spot commodity pool operator” and “spot commodity pool operator’s representative”.

However, a person may be exempted from spot commodity licensing if any exemptions under the CTA Schedule apply. The exemptions are as set out below:

(i)	Under section 14A(1) read with paragraph 1(f) of the Schedule of the CTA, if a person carries on spot commodity trading on the person’s own account and there is no solicitation of any funds from the public in connection with the purchase or sale or the commodities, a spot commodity trading license is not required.

(ii)	Under section 14A(1) read with paragraph 1(g) of the Schedule of the CTA, if a person who solicits or accepts orders for the purchase or sale of any commodity is not a party to the commodity contract, does not carry the customer’s position, margin or account in the person’s own books, does not accept money or assets from the customer as settlement of any commodity contract, a spot commodity trading license is not required.

Under Section 13A(3)(a), the penalty for a person acting as or holding himself out as a “spot commodity broker” or “spot commodity pool operator” without the necessary license is a fine not exceeding S$100,000 or imprisonment for a term not exceeding 3 years or both. Under Section 13A(3)(b), the penalty for a person acting as or holding himself out as a “spot commodity broker’s representative” or “spot commodity pool operator’s representative” without the necessary license is a fine not exceeding S$50,000 or imprisonment for a term not exceeding 12 months or both.

Part 7 of the CTA prohibits false trading, bucketing, dissemination of information about false trading, manipulation of price and cornering, employment of fraudulent or deceptive devices and fraudulently inducing trading. The prohibitions are elaborated upon below:

(i)	False trading - Section 43 prohibits the creation or potential creation of a false or misleading appearance of active trading in a commodity market or the price of trading in commodity contracts.

(ii)	Bucketing - Section 44 prohibits any person from knowingly executing, or holding the person out as having executed, an order for the purchase or sale of a commodity contract on a commodity market without having effected a bona fide purchase or sale of the commodity contract in accordance with the business rules and practices of the commodity market.

(iii)	Dissemination of information about false trading - Section 45 prohibits the circulation, dissemination or authorisation of any statement or information to the effect that the price of trading in any class of commodity contracts will, or is likely to, rise or fall because of the market operations of one or more persons which, to the first mentioned person’s knowledge, are conducted in contravention of Section 43.

(iv)	Manipulation of price and cornering - Section 43 prohibits any person from directly or indirectly manipulating, or attempting to manipulate, the price of a commodity contract that may be dealt in on a commodity market, or cornering, or attempting to corner, any commodity which is the subject of any commodity contract.

(v)	Employment of fraudulent or deceptive devices - Section 47 prohibits any person from directly or indirectly, whether in connection with any transaction with any other person involving trading in a commodity contract, employing any device, scheme or artifice to defraud that other person, engaging in any act, practice or course of business that operates a fraud or deception to that other person, or make any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not misleading.

(vi)	Fraudulently inducing trading - Section 48 prohibits any person from directly or indirectly, for the purposes of inducing or attempting to induce another person to trade in a commodity contract, making or publishing any statement which is false, misleading or deceptive with respect to any material fact and which the person knows, or has reasonable grounds for believing is false, misleading or deceptive or any statement which is, by reason of the omission of a material fact, rendered false, misleading or deceptive and which the person knows, or has reasonable grounds for believing, is rendered false, misleading or deceptive by reason of the omission of that fact.

We must comply with Part 7 of the CTA and we ensure that all our employees are aware of such restrictions on an ongoing basis. Our management team also monitors the trades that we carry out. Pursuant to section 49 of the CTA, a person who contravenes any of the provisions of Part 7 of the CTA shall be guilty of an offence and shall be liable on conviction, in the case of an individual, to a fine not exceeding $250,000 or to imprisonment for a term not exceeding 7 years or to both, and in the case of a body corporate, to a fine not exceeding $500,000.

The Company is exempted from the requirement to hold a spot commodity license in pursuant to Sections 14A(1) of the CTA since it carries out the trading for their own account and does not solicit any funds from any member of the public.

Securities and Futures Act 2001

The Securities and Futures Act 2001 (“SFA”) governs the regulation of activities and institutions in the securities and derivatives industry. The SFA and its regulations are regulated by the Monetary Authority of Singapore.

Under the Section 2 of the SFA, a “commodity” is defined as:

(a)	any produce, item, goods or article;

(b)	any index, right or interest in any produce, item, goods or article; or

(c)	any index, right, interest, tangible property or intangible property of any nature that is, or belongs to a class of indices, rights, interests, tangible properties or intangible properties that is, prescribed for the purposes of this definition, but does not include -

(d)	any produce, item, goods or article that is, or that belongs to a class of produce, items, goods or articles that is, prescribed not to be a commodity for the purposes of this definition; or

(e)	any index, right or interest in any produce, item, goods or article that is, or that belongs to a class of indices, rights or interests that is, prescribed not to be a commodity for the purposes of this definition.

Under Section 2 of the SFA, a “futures contract” is an exchange-traded derivatives contract under which:

(a)	one party agrees to transfer title to an underlying thing, or a specified quantity of an underlying thing, to another party at a specified future time and at a specified price payable at that future time; or

(i)	the parties will discharge their obligations under the contract by settling the difference between the value of a specified quantity of an underlying thing agreed at the time of the making of the contract and at a specified future time; or

(ii)	the parties will discharge their obligations under the contract by settling the difference between the value of a specified quantity of an underlying thing agreed at the time of the making of the contract and at a specified future time.; or

(b)	an exchange-traded derivatives contract which is an option on an exchange-traded derivatives contract mentioned in paragraph (a).

Under Section 2 of the SFA, a “derivative contract” means:

(a)	any contract or arrangement under which -

(i)	a party to the contract or arrangement is required to, or may be required to, discharge all or any of its obligations under the contract or arrangement at some future time; and

(ii)	the value of the contract or arrangement is determined (whether directly or indirectly, or whether wholly or in part) by reference to, is derived from, or varies by reference to, either of the following:

(A)	the value or amount of one or more underlying things;

(B)	fluctuations in the values or amounts of one or more underlying things; or

(b)	any contract or arrangement that is, or that belongs to a class of contracts or arrangements that is, prescribed to be a derivatives contract,

but does not include -

(c)	securities;

(d)	any unit in a collective investment scheme;

(e)	a spot contract.

Part 12 of the SFA governs acts occurring both within and outside Singapore, in relation to derivatives contracts, traded in Singapore. The jurisdiction conferred by SFA also extends to acts occurring within Singapore, in relation to derivatives contracts traded outside Singapore. Accordingly, we have to comply with Part 12 of the SFA. We ensure that all our employees are aware of such restrictions on an ongoing basis. Our management team also monitors the trades that we carry out.

Similar to Part 7 of the CTA, Part 12 of the SFA prohibits false trading, bucketing, dissemination of information about false trading, manipulation of price and cornering, employment of fraudulent or deceptive devices and fraudulently inducing trading. The prohibitions are elaborated upon below:

(a)	False trading - Section 197 prohibits the creation or potential creation of a false or misleading appearance of active trading in any capital market products on an organised market or the price of any capital market products on an organised market.

(b)	Manipulation of price - Section 198 prohibits any person from being concerned in or carrying out, directly or indirectly, two (2) or more transactions in securities-based derivatives contracts that have or are likely to have the effect of raising, lowering, maintaining or stabilising the price of securities-based derivatives contracts of the corporation on an organised market, with the intention to induce other persons to subscribe for, purchase or sell securities-based derivatives contracts of the corporation of a related corporation.

(c)	False or misleading statements - Section 199 prohibits any person from making a statement or disseminate information that is false or misleading in a particular manner and is likely to induce other persons to subscribe for, sell or purchase or raise, lower, maintain or stabilise the market price of securities-based derivative contracts. This is if the person does not care that the statement or information is true or false or the person knows or ought reasonably to have known that the statement or information is false or misleading in a material particular.

(d)	Fraudulently inducing trading - Section 200 prohibits any person from directly or indirectly, for the purposes of inducing or attempting to induce another person to trade in capital market products, (a) make or publish any statement which is false, misleading or deceptive with respect to any material fact and which the person knows, or has reasonable grounds for believing is false, misleading or deceptive; (b) dishonestly conceal material facts; (c) recklessly make or publish any statement, promise or forecast that is misleading, false or deceptive; or (d) record or store in, or by means of, any mechanical, electronic or other device information that the person knows to be false or misleading in a material particular,

(e)	Employment of fraudulent or deceptive devices - Section 201 prohibits any person from directly or indirectly, whether in connection with the subscription, purchase or sale of any capital market products, employing any device, scheme or artifice to defraud that other person, engaging in any act, practice or course of business that operates a fraud or deception to that other person, or make any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not misleading.

(f)	Bucketing - Section 201A prohibits any person from knowingly executing, or holding himself, herself or itself out as having executed, an order for the purchase or sale of a derivatives contract, without having effected in good faith a purchase or sale of that derivatives contract in accordance with the order or with the business rules and practices of an organised market on which the derivatives contract is to be purchased or sold.

(g)	Manipulation of price and cornering - Section 201B prohibits any person from directly or indirectly manipulating, or attempting to manipulate, the price of a derivatives contract that may be dealt in on an organised market, or cornering, or attempting to corner, any underlying thing which is the subject of any commodity contract.

(h)	Dissemination of information about false trading - Section 202 prohibits the circulation, dissemination or authorisation of any statement or information to the effect that the price of a class of derivatives contracts will, or is likely to, rise or fall or be maintained by reason of any transaction entered into or to be entered into, or other act or thing done or to be done, in relation to that class of derivatives contracts by one or more persons which to the person’s knowledge was entered into, or done, in contravention of section 197, 200, 201, 201A or 201B, or if entered into, or done, would be in contravention of section 197, 200, 201, 201A or 201B;

Under Section 204, a person who contravenes any of the provisions of Part 12 Division 1 of the SFA shall be guilty of an offence and shall be liable on conviction, in the case of an individual, to a fine not exceeding $250,000 or to imprisonment for a term not exceeding 7 years or to both.

Securities and Futures (Reporting of Derivatives Contracts) Regulations 2013

Securities and Futures (Reporting of Derivatives Contracts) Regulations 2013 (“SF(RDC)R”) sets out the regulations governing the reporting requirements for over-the-counter (“OTC”) counterparties and OTC derivatives.

Under Section 2 of the SF(RDC)R, “commodity derivatives contract” means a derivatives contract the value of which is determined (whether directly or indirectly, or whether wholly or in part) by reference to, is derived from, or varies by reference to, either of the following:

(a)	the value or amount of one or more commodities;

(b)	fluctuations in the values or amounts of one or more commodities but does not include any of the following:

(i)	a debenture;

(ii)	an exchange-traded derivatives contract;

(iii)	a unit in a collective investment scheme;

(iv)	a derivatives contract with all of the following characteristics:

A.	the contract is for the sale and purchase of one or more commodities (called in this definition underlying commodities) for the purpose of fulfilling the needs of the day-to-day operations of the business of one or more of the parties to the contract, whether or not the contract contains a settlement option;

B.	subject to any settlement option that may be agreed amongst the parties to the contract, the seller of the underlying commodities is required to deliver the underlying commodities;

C.	subject to any settlement option that may be agreed amongst the parties to the contract, the buyer of the underlying commodities is required to take delivery of the underlying commodities.

In pursuant to Section 5(d) of the SF(RDC)R, a “commodity derivatives contract” is a “specified derivatives contract” specified under Section 124 of the SFA and “specified persons” are subject to reporting requirements.

Under Section 6 of the SF(RDC)R, a person is a “specified person” if all of the following requirements on the last day of any quarter is satisfied:

(a)	the person is not a specified person by virtue of any of paragraphs (a) to (g) of the definition of “specified person” in Section 124 of the SFA;

(b)	the person is resident in Singapore;

(c)	either or both of the following apply to the person:

(i)	the aggregate gross notional amount of the specified derivatives contracts to which the person is a party and which are booked in Singapore, for the year ending on the last day of the firstmentioned quarter, exceeds the reporting threshold amount;

(ii)	the aggregate gross notional amount of the specified derivatives contract to which the person is a party and which are traded in Singapore, for the year ending on the last day of the firstmentioned quarter, exceeds the reporting threshold amount.

Under Section 125 of the SFA read with Section 7 of the SF(RDC)R, every specified person who is a party to a specified derivatives contract must commence reporting of:

(a)	any information on a specified derivatives contract belonging to a class of specified derivatives contracts in the first column of the Second Schedule of the SF(RDC)R, that is set out in the fourth column of that Schedule against that class of specified derivatives contracts; and

(b)	any amendment, modification, variation or change to that information,

from and including the date specified against that information in the fourth column of that Schedule.

For example, for commodity derivatives contracts booked or traded in Singapore, information in relation to that mentioned in Parts I, IA and VI of the First Schedule will have to be reported from 1 October 2021.This includes contract information, counterparty information, clearing, transactional data and more.

We do not fall under the definition of a “specified person” and accordingly are not required to report the information set out above as the aggregate gross notional amount of the specified derivative contracts to which Delixy is a party and which are booked or traded in Singapore, for the year ending on the last day of any quarter does not exceed the reporting threshold amount. Accordingly, unless we fall under the definition of a “specified person” if the aggregate gross notional amount of specified derivative contracts to which Delixy is a party and which are booked or traded in Singapore increases, these regulations do not have a material effect on our business.

Regulation on Employment

The Employment Act 1968

The Employment Act 1968 of Singapore (the “Employment Act”) is administered by the Ministry of Manpower of Singapore and sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees. It generally extends to all local and foreign employees under a contract of service with an employer, except seafarers, domestic workers, statutory board employees or civil servants. Accordingly, Delixy is required to comply with the Employment Act. The Employment Act prescribes certain minimum conditions of service that employers are required to provide to their employees, including (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing; and (v) statutory maternity leave and childcare leave benefits. In addition, certain statutory protections prescribed under Part IV of the Employment Act relating to overtime and hours of work only apply to limited categories of employees, such as workmen who receive a monthly salary of up to S$4,500 and employees (other than a workman or a person employed in a managerial or an executive position) who receives a monthly salary of up to S$2,600 (excluding any other payment, supplement or allowance.

Employment of Foreign Manpower Act 1990

The Employment of Foreign Manpower Act 1990 provides that no person shall employ a foreign employee unless the foreign employee has a valid work pass. Work passes are issued by the Ministry of Manpower and the number of work passes that can be issued is subject to each sector’s dependency ratio ceiling. The employer also must pay a monthly levy for work pass holders to the Ministry of Manpower. To the extent Delixy employs any foreign employees, Delixy has to comply with the Employment of Foreign Manpower Act 1990. Delixy will apply for work passes and pay the applicable monthly levy for any foreign employees it employs and monitor the number of foreign employee it employs on an ongoing basis to ensure that the dependency ratio ceiling is not exceeded.

The Central Provident Fund Act 1953

Aside from minimum benefits in respect of the aforementioned terms of employment in the Employment Act, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Central Provident Fund Act 1953 of Singapore (the “CPF Act”). The CPF Act is administered by the Central Provident Fund Board and governs the contributions made by employers and employees to the Central Provident Fund. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee. Generally, for employees who are Singapore citizens in the private sector or non-pensionable employees in the public sector, aged 55 years old or below and who earn more than or equal to S$750 a month, the employer’s contribution rate is 17% of the employee’s wage and the employee’s contribution rate is 20% of the employee’s wage. Delixy is required to comply with the employer’s obligations under the CPF Act for all employees it employs that are Singapore citizens or permanent residents by ensuring that the required employer’s contribution is made every month and deducting the relevant amount from each employee’s wage for contribution to the central provident fund.

Regulations on the Safety and Health of Employees

The Workplace Safety and Health Act 2006 of Singapore (the “WSH Act”) is the principal legislation governing the safety, health and welfare of persons at work in all workplaces. Delixy is required to comply with the WSH Act in respect of all its employees and persons at work in its workplaces. Among other things, the WSH Act imposes a duty on every employer and every principal to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees, and any contractor, any direct or indirect subcontractor, and any employee employed by such contractor or subcontractor, when at work. These measures include, among other things, developing and implementing procedures for dealing with emergencies that may arise while the employees are at work and ensuring that the employee at work has adequate instruction, information, training and supervision as is necessary for that employee to perform his work. More specific duties imposed by the Ministry of Manpower on employers are laid out in the Workplace Safety and Health (General Provisions) Regulations. Some of these duties include, among other things, preventing the workplace from being overcrowded and ensuring adequate ventilation of the workplace. Given the main business of Delixy is in trading, Delixy is of the view that it has implemented sufficient measures in its workplace of an office space to ensure the safety and health of its employees.

Regulations on Intellectual Property Rights

The Company has applied to register its trademarks in Singapore. Accordingly, the Trade Marks Act 1998 would apply to such trademarks. The Intellectual Property Office of Singapore is the national authority that registers and is responsible for the administration of IP rights in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the World Trade Organization’s Agreement on Trade Related Aspects of Intellectual Property Rights.

Trademarks

Singapore operates a first-to-file system in respect of registered trademarks under the Trade Marks Act 1998 of Singapore, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the product or service for which it is registered. The proprietor of a registered trademark may also authorize other persons to use the trademark in relation to the goods or services for which it is registered. In all legal proceedings relating to a registered trademark or any right thereunder, the registration of a person as proprietor of a registered trademark is prima facie evidence of the validity of the original registration in any subsequent assignment or other transmission of the registration. In the event of any trademark infringement, the registered proprietor will be able to rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Goods and services are classified, for the purposes of the registration of trademarks, according to a prescribed system of classification. Statutory protection of a registered trademark can last indefinitely, as long as the registration is renewed every 10 years. Unregistered trademarks are also protected under the common law of passing off, provided that the owner is able to prove that there is goodwill or reputation in the mark, misrepresentation on the part of the infringer and damage to the mark as a result.

4.C. Organizational Structure

We are an exempted company incorporated in the Cayman Islands on May 16, 2024. Our operations are conducted through Delixy Energy Pte. Ltd., a company incorporated in Singapore, which is our wholly-owned operating subsidiary. A summary organizational chart showing our corporate structure is set out under “4.A. History and Development of the Company — Corporate Structure” above.

4.D. Property, Plants and Equipment

Brands and Intellectual Property

We are not materially dependent on any brand or intellectual property. Save as set out below, as at the date of this annual report, we have not registered for any intellectual property in any country. We have registered the following marks in Singapore:

Trademark	Class	Application Date
	36,39	15 May 2024
DELIXY	36,39	15 May 2024

Note:

The goods and/or services under Class 36 comprises trading in futures; providing information relating to the trading of commodity futures; options trading; trading in contracts on stocks; trading in bonds; trading of options; trading of securities; trading in shares; agencies for trading of securities; agencies for commodity futures trading; commodities trading (financial); brokerage of commodities; financial analysis and consultancy; commodities financing; commodities insurance; commodities, gold, mercantile, monetary and security exchanges; commodities investment consultancy; insurance services relating to sea freight; valuation of freight and cargo.

The goods and/or services under Class 39 comprises oil distribution services; air freight shipping services; air freight transportation; arranging for the transport of air freight; freight (shipping of goods); freight and transport brokerage services; freight brokerage and providing information relating thereto; freight ship transport; freight shipping; freight transportation by sea; freight transportation by land; freight warehousing services; freight transportation services; goods warehousing; loading, packing, storage, transport and unloading of freight; services for freight forwarding; storage; storage and delivery of goods; storage consultancy services; storage services for freight; supply chain logistics and reverse logistics services consisting of the storage, transportation and delivery of freight; supply chain logistics and reverse logistics services consisting of the storage, transportation and delivery of freight for others; tracking of freight vehicles by computer or via global positioning systems; warehousing of freight; advisory services relating to the storage of goods; arrangement of the storage of goods; oil storage services; rental of containers for warehousing and storage; storage of petro-chemicals; transmission of oil or gas through pipelines; transport of crude oil; transport of oil.

As of the date of this annual report, we have registered our domain name, “delixy.com”.

Leased Property

Our headquarters are located in Singapore. We are an asset light business and we do not own any real property. We are renting the office space that we currently use for our headquarters and day-to-day operations.

A description of the leased office space in Singapore is as follows:

Location	Usage	Lease Period	Rent (per month)		Approximate area
883 North Bridge Road, #04-01, Southbank, Singapore 198785	Office Space	For Two Years beginning from 28 June 2024 to 27 June 2026	US$	2,600	64 sqm

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

5.A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. This discussion and analysis and other parts of this annual report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report. You should carefully read the “Risk Factors” section of this annual report to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are principally engaged in the trading of oil related products, which can be broadly categorized into (i) crude oil and (ii) oil-based products such as fuel oils, motor gasoline, additives, gas condensate, base oils, asphalt, petrochemicals and naphtha (heavy gasoline).

We trade our products across multiple countries in Southeast Asia, East Asia and the Middle East, and we have established a presence in the oil trading markets in these countries. For the financial years ended December 31, 2024 and 2025, our total trading volume increase by 13.9% from 3,838 kBBLs (where 1 kBBL is equal to 1,000 barrels of oil) to 4,373 kBBLs, respectively. For the financial years ended December 31, 2024 and 2025, our total trading revenue decreased by 2.3% from US$314,916,000 to US$307,747,000 respectively.

Crude oil trading represents a core aspect of our business as it accounts for a significant portion of our revenue. For the financial years ended December 31, 2024 and 2025, trading in crude oil represented 53.8% and 59.3% of our total trading revenue, respectively. The trading in various oil-based products make up the rest of our total trading revenue and for the financial years ended December 31, 2024 and 2025, these make up 46.2% and 40.7% of our total trading revenue, respectively.

We typically enter into back-to-back agreements with our suppliers after our customer has agreed on the terms of the purchase so as to reduce our exposure and trading risks. We may also enter into swap agreements or trade in oil and oil-based products derivatives to further hedge our positions.

We leverage on our strong existing relationships with our customers and suppliers as well as our deep experience and understanding of the oil industry to provide certain value-added services to our customers. This includes recommending to our customers optimal trading strategies tailored to their specific needs, and providing shipping and logistical support where required. In addition, our financing capabilities allow us to extend credit terms to our customers while satisfying the immediate payment terms required by our suppliers.

KEY FACTORS AFFECTING THE RESULTS OF OUR GROUP’S OPERATIONS

We believe our financial condition and results of operations have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed “Risk Factors” in this annual report and those set out below:

●	Government Policies and Regulations:

Our business operations are governed by various laws, regulations and government policies in Singapore. These laws and regulations may change from time to time. We may be unable to comply with all these requirements in time or at all or we may need to incur substantial costs to be compliant, which may adversely affect our business operations and financial condition.

●	Economic Conditions:

Our business is driven by crude oil prices, which are affected by both domestic and global supply and demand factors. A prolonged economic slowdown, a global recession, adverse events relating to the energy industry and local, regional and national economic conditions and factors could negatively impact our operations and therefore adversely affect our business, financial condition and results of operations.

The risks associated with our business are more acute during periods of economic slowdown or recession because such periods may lead to greater fluctuations in crude oil prices and/or decreased demand for crude oil and oil-based products.

●	Competition:

We compete with various international and local service providers. Competition may result in pricing pressures, declining revenue and profitability, or a loss of market share. We face competitors who may have strong competitive advantages, including longer operating histories, larger and broader customer bases, lower operating costs, more established relationships with a broader set of suppliers and customers, greater brand recognition, and greater financial, research and development, marketing, distribution, and other resources than us. In addition, new companies may enter the market with innovative business models or more appealing service offerings and disrupt the competitive landscape, making it even more challenging for us to maintain our market position. There is no guarantee that our strategies will remain competitive or successful in the future. Increased competition may result in pricing pressures and loss of our market share, which could have a material adverse effect on our business, financial condition and results of operations.

●	Customer Demand and Preferences:

If our customers’ requirements change or if the demand for crude oil declines for any reason, including due to any fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices, there may be a potential loss in revenue which would adversely affect our profitability.

●	Hedging Activities:

We may use hedging strategies to cover any outstanding positions we may hold from time to time. These strategies may be unsuccessful because there may be an imperfect correlation, or no correlation, between the price movements of the hedging instrument and the price movements of the trade being hedged. We are subject to the risk that our counterparty will default on its obligation to pay us, as well as the risk that we will not be able to meet our obligations to pay the other party to the agreement. Swap agreements may also involve the risk that there is an imperfect correlation between the return on our obligation to the counterparty and the return on the referenced asset. In addition, swap agreements are subject to market and illiquidity risk, leverage risk and hedging risk. The value of swaps, like many other derivatives, may move in unexpected ways and may result in losses for us. There can be no assurance that our hedging transactions (including by way of swap arrangements) will be effective. The use of hedging may also result in certain adverse tax consequences, and may also reduce our potential for profit.

●	Public Health Events

The outbreaks of diseases or pandemics could result in, among other things, operational disruptions, the lack of an adequate workforce in parts of or all of our operations and communications and transportation disruptions. This in turn could lead to decreased consumer confidence and spending, and increased volatility in Singapore, the United States and the global financial markets and economy. As a result, our business operations and financial performance may be adversely affected.

Regular monitoring, strategic adaptation, and proactive management of these factors are crucial to maintaining the resilience and success of our group’s operations.

Results of Operations

Comparison of Results of Operations for the Financial Years Ended December 31, 2024 and 2025

Revenue

Total revenue decreased by approximately US$7,169,000 or 2.3% from approximately US$314,916,000 for the financial year ended December 31, 2024 to approximately US$307,747,000 for the financial year ended December 31, 2025.

The increase in revenues derived from the sale of crude oil was due to more volume of crude oil been sold in the financial year ended December 31, 2025 compared to the financial year ended December 31, 2024, even though average of crude oil price is lower followed world crude oil price trend.

The decrease in revenue for the financial year ended December 31, 2025, was primarily driven by lower market prices for fuel oil compared to the previous year. This price decline led to a contraction in fuel oil trading volumes. Additionally, while we saw an increase in MTBE sales, it was insufficient to offset the overall decline in revenue. Consequently, the decrease in revenue from oil-based products is primarily attributable to the lower average selling prices realized in the financial year ended December 31, 2025 relative to the financial year ended December 31, 2024, rather than a reduction in our core trading activity.

As set forth in the following table, for the financial years ended December 31, 2024 and 2025, our revenue was derived from the following segment:

	Financial Years ended December 31,
	2024		2025
	US$’000%		US$’000%
Sale of crude oil	169,472	53.8	182,574	59.3
Sale of oil-based products	145,444	46.2	125,173	40.7
Total	314,916	100.0	307,747	100.0

Revenue by geographical location

For the financial years ended December 31, 2024 and 2025, substantially all of our revenue was derived from customers located in Southeast Asia, East Asia and the Middle East.

	Financial Years ended December 31,
	2024		2025
	US$’000%		US$’000%
Southeast Asia	30,908	9.8	—	—
East Asia	254,245	80.7	249,965	81.2
Middle East	29,763	9.5	57,782	18.8
Total	314,916	100.0	307,747	100.0

For the financial years ended December 31, 2024 and 2025, the percentage of revenue derived from customers in the PRC was 54.5% and 29.2% respectively, while the percentage of products that we source from suppliers in the PRC was 22.6% and 51.6% respectively.

Cost of revenue

Our cost of revenue primarily consists of purchases of crude oil and oil-based products. For the financial years ended December 31, 2024 and 2025, our cost of revenue was US$310,618,000 and US$305,203,000 respectively.

The decrease in the cost of revenue was primarily driven by lower average procurement prices for these products during the period. While trading volumes for these products increased, the impact of lower unit costs resulted in an overall reduction in the cost of revenue.

Gross profit and gross profit margin

Gross profit margin was approximately 1.4% and 0.8%, for both financial years ended December 31, 2024 and 2025. Our gross profit amounted to approximately US$4,298,000 and US$2,544,000, respectively, for the financial years ended December 31, 2024 and 2025.

Our gross profit decreased by approximately US$1,754,000 during the financial years ended December 31, 2024 and 2025 as a result of the lower revenues generated during the financial year ended December 31, 2025 compared to the financial year ended December 31, 2024.

General and administrative expenses

For the financial years ended December 31, 2024 and 2025, our general and administrative expenses increased by approximately US$3,485,000 or 97.0% from approximately US$3,592,000 for the financial year ended December 31, 2024 to approximately US$7,077,000 for the financial year ended December 31, 2025, each representing approximately 1.1% and 2.3% respectively of our total revenue for the respective financial years.

The following table sets forth the breakdown of our general and administrative expenses for the financial years ended December 31, 2024 and 2025, respectively, indicated:

	Financial Years ended December 31,
	2024		2025
	US$’000%		US$’000%
Commissions	6	0.2	4	0.1
Demurrage charges	22	0.6	40	0.6
Depreciation and amortization	68	1.9	44	0.6
Freight and handling charges	2,090	58.2	96	1.3
Legal and professional fees	21	0.6	375	5.3
Consulting and advisory fees	—	—	4,924	69.6
Letter of credit charges	41	1.1	4	0.1
Staff costs	414	11.5	514	7.2
Storage charges	735	20.5	990	14.0
Shareholder loan interest charges	175	4.9	—	—
Others	20	0.5	86	1.2
Total	3,592	100.0	7,077	100.0

Commission mostly comprises brokerage commissions and clearing fees associated with financial hedging instruments.

A common concept in international shipping, demurrage is a fee that must be paid when a vessel remains at a port or terminal for longer than the agreed free time period specified in a shipping contract.

Depreciation and amortization expenses are charged on our property and equipment and also right-of-use asset.

Decreased in freight and handling charges primarily due to a strategic revision of our shipping terms, which effectively mitigated our exposure to logistics-related risks and costs.

Legal and professional fees consist of audit, tax and secretarial fees. No legal fees related to any lawsuit noted.

Consulting and advisory fees relate to fees paid for the expansion of the Group’s product offerings, strengthening its market position; as well as business cooperations as per the use of proceeds from the offering.

Letter of credit charges mainly represent charges incurred on trade-related activities such as letter of credits and bill payables.

Staff costs mainly represent the salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. Staff costs increased by approximately US$100,000, or 24.2% from approximately US$414,000 for the financial year ended December 31, 2024 to approximately US$514,000 for the financial year ended December 31, 2025. The increase was mainly attributable to the salary adjustment of the COO during this period. The cost consists of employees’ salary, bonuses & allowances, and CPF Contributions.

Interest expenses are mainly charged on new loan from shareholder with simple annual interests charged at 3.5% per annum. Effective May 1, 2025, the Company and the lending shareholder entered into an amended loan agreement. Pursuant to this amendment, the parties agreed to waive all interest obligations associated with the 3.5% interest-bearing facility for the fiscal year ended December 31, 2025. Consequently, no interest expense was recognized in the Company’s consolidated statement of operations for the year ended December 31, 2025, in relation to this facility. This arrangement was entered into to strengthen the Company’s financial position and provide necessary support for its business operations as it continues to execute its growth strategy within the corporate group.

Other expenses comprised independent director fees, insurance expenses, office supplies, repair and maintenance and other general expenses.

Other income

For the financial years ended December 31, 2024 and 2025, other income decreased by approximately US$214,000 or 51.0% from approximately US$420,000 for the financial year ended December 31, 2024 to approximately US$206,000 for the financial year ended December 31, 2025.

The following table sets forth the breakdown of total other income for the financial years ended December 31, 2024 and 2025, respectively, indicated:

	Financial Years ended December 31,
	2024	2025
	US$’000	US$’000
Foreign exchange gain	5	—
Interest income	183	63
Shipping charges reimbursed	50	141
Gain on disposal of property	177	—
Other income	5	2
Total	420	206

Interest income

Interest income earned from bank fixed deposit. The decrease in interest income from the financial year ended December 31, 2024 to December 31, 2025 was primarily due to lesser interest income received by the Group from the placement of excess funds of the Group in fixed deposits.

The Group had placed a lesser amount in fixed deposits in the year ended December 31, 2025, compared to the year ended December 31, 2024, generating a lower interest income for the Group.

Income tax expense

Our income tax expense increase by approximately US$38,000 or 38.8% from approximately US$98,000 in the financial year ended December 31, 2025 to approximately US$136,000 for the financial year ended December 31, 2025. Our effective tax rate was 17.0%. For the financial years ended December 31, 2024 and 2025, our income tax expense comprised current tax expense.

Net income/(loss)

As a result of the foregoing, our net income amounted to approximately US$1,028,000 and net loss US$4,463,000 for the financial years ended December 31, 2024 and 2025, respectively.

5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily relate to our operating expenses. Historically, we have met our working capital and other liquidity requirements through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from our initial public offering and other equity and debt financings, as and when appropriate. From time to time, in recognition of our strong financial position, certain financial institutions have been willing to extend short term credit facilities to us. We are currently party to two existing short term credit facilities with BOC and UOB respectively.

Pursuant to the terms of such credit facilities, the banks grant us lines of credit for, amongst others, (a) establishing irrevocable sight and/or usance import documentary letters of credits and/or standby letters of credit covering our purchase of crude oil and/or other petroleum products on a pre-sold basis against certain conditions including copies of purchase and sales contracts and a cash margin, (b) issuing term bills to finance bills drawn under the bank’s usance letters of credit, (c) trust receipt financing to bridge the financing gap between payment to supplier and receipt of export proceeds, and (d) freight financing in relation to our purchase of goods. These letters of credit are issued on a back to back basis, against, amongst others, one or more export letters of credit issued by banks acceptable to UOB and BOC respectively under their respective credit facilities. Accordingly, the amount under the letter of credit issued to us will be subject to the amount in the corresponding export letter of credit we provide. The facilities are uncommitted in nature and the availability of each utilization is subject to review and approval by the banks or specifically restricted to oil majors and/or national oil companies and/or producers and/or suppliers that are acceptable to the banks. The facilities are secured by, amongst others, a personal guarantee provided by Mr. Xie Dongjian, a pledge of goods in relation to the goods financed by the bank, a letter of charge and set-off, and a deed of charge and assignment for an assignment of, amongst others, all rights, interests and title under or in respect of purchase contracts and/or sales contracts pertaining to goods financed by the bank, goods financed by the bank and accounts maintained by the bank. Other terms and conditions include submitting our annual audited financial statements to the bank, complying with applicable environmental, social and governance laws and regulations, ensuring that the obligations and liabilities under the facility rank ahead of or otherwise at least pari passu in all respects with all other present and future unsecured and unsubordinated obligations and liabilities to other creditors, and not undertaking or permitting any reorganization, amalgamation, reconstruction, takeover, change of shareholders or any other schemes of compromise or arrangement affecting Delixy’s present constitution or amending or altering any provisions in Delixy’s constitution relating to Delixy’s borrowing powers and principal business activities.

Both banks charge interest based on a spread over its respective cost of funds, as well as commissions based on a percentage of the amount issued under the letters of credit. There may also be other fees such as facility fees, acceptance commission and outward remittance fees. The validity of letters of credit range from 30 days to three (3) months, while the other financing facilities such as trust receipt financing and freight financing have tenors ranging from 7 to 30 days. As of December 31, 2024 and December 31, 2025, and as of the date of this annual report, the amount outstanding with respect to these credit facilities is zero, US$2,104,000 and zero.

Cash flows

The following table summarizes our cash flows for the financial years ended December 31, 2024 and 2025:

	Financial Years ended December 31,
	2024	2025
	US$’000	US$’000
Cash and cash equivalents at beginning of the financial year	8,245	3,343
Net cash provided by/ (used in) operating activities	612	(5,245)
Net cash provided by investing activities	552	160
Net cash (used in)/ provided by financing activities	(6,066)	3,535
Net change in cash and cash equivalents	(4,902)	(1,550)
Cash and cash equivalents as at end of the financial year	3,343	1,793

Cash flows from operating activities

For the year ended December 31, 2024, our net cash provided by operating activities was approximately US$612,000, primarily reflecting net income of approximately US$1,028,000, as adjusted by the following:

(a)	positive changes of approximately US$68,000 in non-cash items primarily including depreciation of property and equipment and amortization of right-of-use assets;

(b)	an increase of approximately US$178,000 in interest expense;

(c)	negative changes of approximately US$177,000 in gains recognized from the disposal of property; and

(d)	negative changes of approximately US$485,000 in working capital primarily reflecting (i) an decrease of approximately US$16,806,000 in receivables; (ii) an decrease of approximately US$540,000 in deposits, prepayments and other receivables; (iii) an increase of approximately US$17,067,000 in accounts payable; (iv) a decrease of approximately US$25,000 in accrued liabilities; (v) a decrease of approximately US$62,000 in lease liabilities; and (vi) a decrease of approximately US$119,000 in income tax payable.

For the year ended December 31, 2025, our net cash used in operating activities was approximately US$5,245,000, primarily reflecting net loss of approximately US$4,463,000, as adjusted by the following:

(a)	positive changes of approximately US$44,000 in non-cash items primarily including amortization of right-of-use assets;

(b)	an increase of approximately US$7,000 in interest expense;

(c)

negative changes of approximately US$833,000 in working capital primarily reflecting (i) a decrease of approximately US$4,880,000 in receivables; (ii) an increase of approximately US$573,000 in deposits, prepayments and other receivables; (iii) an increase of approximately US$3,147,000 in accounts payable; (iv) an increase of approximately US$187,000 in accrued liabilities; (v) a decrease of approximately US$44,000 in lease liabilities; (vi) an increase of approximately US$9,000 in income tax payable; (vii) an increase of approximately US$180,000 in other payables; and (viii) a decrease in interest paid of approximately US$5,000.

Cash flows from investing activities

For the year ended December 31, 2024, our net cash provided by investing activities was approximately US$552,000, primarily consisting of negative changes in derivative financial instruments of US$78,000; positive changes from the proceeds received from the disposal of property of US$957,000; and negative changes in amounts due from our shareholder of US$327,000.

For the year ended December 31, 2025, our net cash provided by investing activities was approximately US$160,000, primarily consisting of positive changes in derivative financial instruments of US$103,000 and positive changes in amounts due from our shareholder of US$57,000.

Cash flows from financing activities

For the year ended December 31, 2024, our net cash used in financing activities was approximately US$6,066,000 primarily consists of dividend paid of approximately US$4,745,000; and negative changes from deferred offering costs of US$1,321,000.

For the year ended December 31, 2025, our net cash provided by financing activities was approximately US$3,535,000, primarily consists of proceed of issuance of stock approximately US$4,536,000; and repayment of loan repayment of approximately US$1,000,000.

Capital Expenditures

There were no capital expenditures incurred in the financial years ended December 31, 2024 and 2025.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.

Working Capital

We have sufficient working capital for our requirements for at least the next 12 months from the date of this annual report, in the absence of unforeseen circumstances, considering the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from our initial public offering.

Going Concern

As of December 31, 2025, the Company’s reported negative operating cash flow and net loss for the period warrant a comprehensive assessment of our ability to continue as a going concern. Management and the Board have evaluated our liquidity position and determined that the Company remains a going concern based on the following considerations:

1.	Non-Recurring Nature of IPO Costs: Is a one-time expense treated as a reduction of capital, not an indicator of poor operational performance

2.	Strong Core Operational Cash Flow: Our core petroleum trading business remains profitable and provides a reliable, steady cash flow to support our operations.

3.	Strategic Intercompany Support: The interest-free $4,000,000 loan from Mega Origin removes immediate debt repayment pressure, allowing us to preserve cash for daily operations.

4.	Working Capital Optimization: By netting accounts payable against accounts receivable, we minimize the cash needed to settle obligations and improve our overall working capital efficiency.

Consequently, these consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Should management be unable to execute these plans as anticipated, there could be a material adverse effect on the Company’s business.

Accounts receivable, net

Our accounts receivable, net, approximately US$17,519,000 and US$22,399,000 as of December 31, 2024 and December 31, 2025 respectively. This increase in net accounts receivable was due to the longer repayment time from customer to the company. We did not charge any interest on, or hold any collaterals as security over these accounts receivable balances. We generally offer credit periods of up to 90 days to our customers. We have not had, and do not expect to have, issues collecting payment from these longer aging invoices.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of December 31, 2024	As of December 31, 2025
	US$’000	US$’000
Within 90 days	17,519	22,399
Total account receivable, net	17,519	22,399

We determine, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable is written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

Amount due from shareholder

Amount due from shareholder, Mega Origin, is US$152,000 and US$95,000 as of December 31, 2024 and December 31, 2025 respectively. The amount is non-trade in nature, unsecured, interest-free and recoverable on demand.

Loan from shareholder

	As of December 31, 2024	As of December 31, 2025
	US$’000	US$’000
Loan from shareholder - Mega Origin	5,000	4,000

For long-term loan, the loan quantum is US$5,000,000 with simple annual interests charged at 3.5% per annum. The loan was entered into on January 1, 2024, and is for a period of two years and not repayable upon demand, save upon the request by Delixy Energy, whichever earlier. On December 31, 2024, the loan was further extended for another year to December 31, 2026.

Effective May 1, 2025, the Company and its shareholder entered into a revised loan agreement. Following a partial repayment of US$1,000,000 on April 22, 2025, the outstanding principal balance was US$4,000,000. The shareholder irrevocably waived all interest accrued from January 1, 2025 to May 1, 2025, and the loan is non-interest-bearing thereafter.

Accrued liabilities

	As of December 31, 2024	As of December 31, 2025
	US$’000	US$’000
Accrued expenses	50	237
Total accrued liabilities	50	237

Our accrued liabilities were approximately US$50,000 as of December 31, 2024 and US$237,000 as of December 31, 2025.

Contractual Obligations

We had the following contractual obligations as of December 31, 2024:

Contractual Obligations	Total	Less than 1 year	2 - 5 years	More than 5 years
Lease liabilities in US$’000	60	42	18	-
Total obligations in US$’000	60	42	18	-

We had the following contractual obligations as of December 31, 2025:

Contractual Obligations	Total	Less than 1 year	2 - 5 years	More than 5 years
Lease liabilities in US$’000	16	16	-	-
Total obligations in US$’000	16	16	-	-

Capital commitments

As of December 31, 2024 and 2025, we did not have any capital commitments.

Off-Balance Sheet Transactions

As of December 31, 2024 and 2025, we had not entered into any material off-balance sheet transactions or arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Taxation

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

British Virgin Islands

Our intermediate holding subsidiary, Delixy International Limited, is incorporated in the British Virgin Islands. The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of estate duty or inheritance tax. There are no other taxes likely to be material to us levied by the government of the British Virgin Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the British Virgin Islands. The British Virgin Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the British Virgin Islands. In addition, the British Virgin Islands does not impose withholding tax on dividend payments.

Singapore

Delixy Energy Pte. Ltd. is operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17.0% on the assessable income arising in Singapore during its tax year. See “Material Tax Considerations”.

5.C. Research and Development, Patents and Licenses, etc.

Please refer to "Item 4.B. Business Overview" for a discussion of our research and development, patents and licenses.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity, capital resources or capital expenditures, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

5.E. Critical Accounting Estimates

Critical Accounting Policies, Judgments and Estimates

Summary of significant accounting policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe that the critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

(a) Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions, if any, and balances due to, due from, long-term investment subsidiary, and registered paid in capital have been eliminated upon consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the financial years presented.

Significant accounting estimates reflected in our consolidated financial statements in the period include the allowance for doubtful accounts on accounts and other receivables, assumptions used in assessing right-of-use assets and impairment of long-lived assets. Actual results could vary from the estimates and assumptions that were used.

Given the uncertainty regarding the length, severity, and ability to combat the COVID-19 pandemic, we cannot reasonably estimate the impact on our future results of operations, cash flows, or financial condition. As of the date of this annual report, we are not aware of any specific event or circumstance that would require us to update our estimates, our judgments, or the carrying value of our assets or liabilities. These estimates may change as new events occur and additional information is obtained and are recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to our consolidated financial statements.

(c) Accounts receivables

Accounts receivables include trade accounts due from customers in the sale of products.

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

(d) Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold property	Over the remaining lease term
Office equipment	4 Years
Computers	4 Years
Furniture & fittings	4 Years
Renovation	2 - 4 Years
Motor vehicle	8 Years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2024 and 2025, no impairment of long-lived assets was recognized.

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property, plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

(e) Revenue recognition

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

Revenue from goods sold and services provided

Revenue from sales of goods and services in the ordinary course of business is recognized when the Company satisfies a performance obligation (“PO”) by transferring control of a promised good or service to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied PO.

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

(f) Income taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes, or ASC 740. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the financial years ended December 31, 2023, 2024 and 2025 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025.

We are subject to tax in local and foreign jurisdiction. As a result of our business activities, we file tax returns that are subject to examination by the relevant tax authorities.

(g) Leases

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

(h) Related parties

We follow the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

(i) Fair value measurement

We follow the guidance of the ASC Topic 820-10, Fair Value Measurement and Disclosure, or ASC 820-10, with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

Level 2:	Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of our financial instruments: cash and cash equivalents, accounts receivable, deposits and other receivables, amount due from shareholder, accounts payable and accrued liabilities, other payables, lease liabilities and hedging contracts approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of note payable approximate the carrying amount. We account for loans receivable at cost, subject to impairment testing. We obtain a third-party valuation based upon loan level data including note rate, type and term of the underlying loans.

Our non-marketable equity securities are investments in privately held companies, which are without readily determinable market values and are classified as Level 3, due to the absence of quoted market prices, the inherent lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management’s judgment. Financial instruments are fair value financial assets that are marked to fair value and are accounted for as under Level 3 under the above hierarchy except for derivative instruments that are marked to fair value and are accounted for as under Level 2.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Recent Accounting Pronouncements

The Company has evaluated all the recently issued, but not yet effective, accounting standards that have been issued or proposed by the FASB or other standards-setting bodies through the date of this report and do not believe the future adoption of any such standards will have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, and in January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provide all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. In December 2025, the FASB issued this ASU to establish authoritative guidance on the accounting for government grants received by business entities. This update is effective beginning with the Company’s 2029 fiscal year annual reporting period, with early adoption permitted. The Company is currently assessing the impact this standard will have on the Company’s consolidated financial statements.

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

Except as mentioned above, we do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated balance sheets, statements of income and comprehensive income/(loss) and statements of cash flows.

Impact of Inflation

In accordance with the Monetary Authority of Singapore, the year-over-year percentage changes in the consumer price index for 2024 and 2025 were 2.8% and 0.7%, respectively. As of the date of this annual report, inflation in Singapore has not materially affected our profitability and operating results. While recent inflationary pressures have led to such increase in costs and impacted our operations, we have been able to mitigate this impact due to our strong market position and pricing power, which has allowed us to pass these costs on to our customers through back-to-back agreements. As a result, our profitability and operating results have not been impacted by recent inflationary pressures. However, we can provide no assurance that we will not be affected by such inflationary pressures in Singapore or globally in the future. In the event that the inflationary pressures continue to increase to any material extent, and we continue to pass along the increased costs to our customers, it may result in loss of sales and loss of customers, thereby adversely impacting our margins and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from lease liabilities. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2024 and 2025, the lease liabilities were at fixed interest rates.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the relevant economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is a risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

Our reporting currency is the United States dollars, and almost all of our consolidated revenues and consolidated costs and expenses are in United States dollars.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Financial Controller, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 using its internal standard operating procedures (“SOP”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2025, the Company determined that there were no control deficiencies that constituted material weaknesses.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

Set forth below is information concerning our Directors, Director appointees, and Executive Officers.

Name	Age	Position(s)
Executive Directors and Executive Officers
Mr. Xie, Dongjian	58	Executive Chairman, Chief Executive Officer and Executive Director
Ms. Yen Chong Yin Lai	42	Chief Financial Officer
Ms. Yao, Yuan	44	Executive Director and Chief Operating Officer
Independent Directors
Mr. Lay, Shi Wei	41	Independent Director
Mr. Yap, Beng Tat, Richard	45	Independent Director
Mr. Wang, Jinxiao	63	Independent Director

No arrangement or understanding exists between any such Director or Executive Officer and any other persons pursuant to which any Director or Executive Officer was elected as a Director or Executive Officer. Our Directors are elected annually and serve until their successors take office or until their death, resignation or removal. The Executive Officers serve at the pleasure of our Board.

The following is a brief biography of each of our Executive Directors and Executive Officers, key personnel, and director appointees:

Executive Directors and Executive Officers

Mr. Xie, Dongjian

Mr. Xie Dongjian (“Mr. Xie”), aged 58, is our Executive Chairman, Chief Executive Officer and Executive Director. Mr. Xie is responsible for overseeing all aspects of our Group’s operations, strategic planning and formulation of corporate strategies. Mr. Xie was appointed as a director of Delixy Energy Pte. Ltd. on September 10, 2007, and as the chief executive officer on June 22, 2020. Since the incorporation of our Company, Mr. Xie has been our Executive Chairman, Chief Executive Officer and Executive Director. He is currently a director of all the subsidiaries of our Group.

Mr. Xie has over 30 years of experience in the energy market. He began his career as a trader in crude oil trading and processing in Sinochem Head office (Beijing) in 1990. 4 years thereafter, in 1994, he was promoted to department manager in crude and product trading at Sinochem America Holdings & Sinochem International Oil (Bahamas). In 1998, he transferred back to Sinochem Head Office (Beijing) and continued working as department manager in crude & feedstocks trading. In 2000, he was reassigned to Sinochem Japan to work as the department manager in crude & product trading. Prior to joining our Group in September 2007, Mr. Xie was working as the section chief at Nissho Iwai Corporation (or otherwise known as Sojitz Corporation), a listed company on the Tokyo Stock Exchange between 2002 to 2007.

Mr. Xie completed his bachelor’s degree in international business at the University of International Business & Economics in Beijing in 1990.

Ms. Yen Chong Yin Lai

Ms. Yen Chong Yin Lai (“Ms. Chong”), aged 42, is our Chief Financial Officer. Ms. Chong is responsible for the overall supervision and management of the financial aspects of our Group. Ms. Chong has over 15 years of experience in accounting, financial management, and corporate finance. She most recently served as Chief Financial Officer of SBS Logistics Singapore Pte Ltd from April 2021 to May 2025, where she led regional finance operations including budgeting, forecasting, financial reporting, audit and tax compliance, risk management, and internal controls across multiple subsidiaries. Prior to that, she held progressively senior finance and accounting roles at SBS Logistics Singapore Pte Ltd and its holding company, as well as at Cargotec CHS Asia Pacific Pte Ltd. Ms. Yen holds a Bachelor of Arts with Honors in Business and Finance from Coventry University.

Ms. Yao Yuan

Ms. Yao Yuan (“Ms. Yao”), aged 44, is our Executive Director and Chief Operating Officer. Ms. Yao has been our chief operating officer since 2009, and is responsible for the overall implementation of our business strategies and operation of our Company.

Prior to joining our Group, between February 2008 to March 2009, Ms. Yao served as the trader/feedstock team leader at Dezhou Huatai Petroleum Co., Ltd. She was largely responsible for spearheading, strategizing and managing the company’s straight run fuel oil, light oil (including naphtha and kerosene), and crude oil business for its own crude distillation unit and vacuum distillation unit; as well as the trading in oil products in Shandong and in other areas within the PRC. From July 2005 to February 2008, Ms. Yao was the marketing manager in oil and petroleum trading at Beijing Yalian Jiye Petro-Chemical Co., Ltd. As the marketing manager, she was responsible for the purchase and sale of residual and fuel oil in the northern part of the PRC to maintain the balance in its supply and demand; the residual feedstock procurement for refineries in Shandong and Hebei of the PRC. From September 2003 to July 2005, Ms. Yao was an operation assistant at Beijing Jingshi Ninwei Trading Co., Ltd, whereby she was responsible for planning and managing the duel oil and middle distillates operations of the company for domestic trading; the fuel oil blending operation; the general shipping and storage operations for crude and products; and contracting administration for importing oil products.

Ms. Yao completed her bachelor’s degree in English at the Beijing Foreign Studies University in 2003.

Independent Directors

Mr. Lay Shi Wei (“Mr. Lay”) is our independent director. Mr. Lay serves as chairman of the audit committee and as a member of the compensation and nomination committees.

Mr. Lay has a background in accounting and finance. Since November 2023, Mr. Lay has served as the Vice President and a Registered Professional of Evolve Capital Advisory Private Limited (“ECA”), a boutique corporate investment bank in Singapore. ECA is a Capital Market Services license holder licensed by the Monetary Authority of Singapore (“MAS”) and a Full Sponsor approved by the Singapore Exchange. Previously from May 2017 to October 2023, he was Associate Director, Team Lead, Registered Professional at RHT Capital Pte. Ltd., a Capital Market Services license holder licensed by the MAS and a Full Sponsor approved by the Singapore Exchange. During his tenure with RHT Capital Pte. Ltd., he led his team in several successful IPOs and acted as the financial adviser in projects which involve the privatization and buyout of listed companies. From June 2016 to May 2017, Mr. Lay served as the Manager at Prime Partners Corporate Finance Pte. Ltd., a Capital Market Services license holder licensed by the MAS and a Full Sponsor approved by the Singapore Exchange, where he was involved in the IPO projects and reverse take-over. Between December 2011 to June 2016, Mr. Lay was an associate to Manager at Provenance Capital Pte. Ltd., a Capital Market Services license holder licensed by the MAS, where he advised on various capital markets transactions in Singapore. From July 2010 to December 2011, he worked as an associate at KPMG Services Pte. Ltd., a global auditing firm. From April 2024, Mr. Lay has been an Independent Director and chairman of the audit committee of China Yuanbang Property Holdings Limited, a company listed on the Mainboard of the Singapore Exchange.

Mr. Lay received his bachelor’s degree of Business Administration from National University of Singapore in 2010. He is a Chartered Accountant of Singapore.

Mr. Yap Beng Tat, Richard (“Mr. Yap”) is our independent director. Mr. Yap serves as chairman of the nomination committee and as a member of the audit and compensation committees.

Mr. Yap has more than 15 years of financial analysis experience which includes valuation of companies, intangibles, private equity & financial derivatives, financial statement analysis, business strategy analysis, financial modelling and execution of transactions. In July 2022, Mr. Yap founded Navi Corporate Advisory Pte Ltd (“NAVI”), a Singapore company that performs business valuation and advisory project for both private companies and listed companies. He has been serving as the CEO of NAVI since July 2022. Mr. Yap is also previously the independent director, chairman of the nominating committee of Singapore Paincare Holdings Ltd, a listed company on the stock exchange of Singapore from June 2020 to February 2024.

Between April 2017 to July 2022, Mr. Yap was the director and then senior director of Cushman & Wakefield VHS Pte Ltd where he led and develop the business valuation team to achieve the goals and targets set by the company, and strategized the growth of the business valuation team by offering business valuation and advisory service. From October 2011 to April 2017, Mr. Yap was the assistant manager and then director at Censere Group where he was responsible for planning, managing and leading the execution of various business valuation projects; conducting financial forecast reviews, business strategy analysis and financial modelling; performing various valuation works for financial reporting and transaction purposes; and performing due diligence for M&A transactions. Prior to joining Censere Group, he served as a principal accountant with JTC Corporation between November 2010 to July 2011. As the principal accountant, he was responsible for reviewing and preparing cashflow forecast to determine the optimal capital structure and financial sustainability of JTC Corporation and overseeing the subsidiaries of JTC Corporation to ensure its compliance with corporate governance. From July 2008 to October 2010, Mr. Yap was the analyst and then assistant manager at Asian Corporate Advisors Pte. Ltd, performing corporate finance and continuing sponsorship work. From October 2007 to July 2008, he was the financial analyst at Development Bank of Singapore, and between July 2005 to September 2007, Mr. Yap was the associate and then senior associate at KPMG Singapore performing external audit work.

Mr. Yap is a member of the Charter Financial Analyst, Chartered Accountant Singapore, Chartered Valuer and Appraiser and Singapore Institute of Directors. Mr. Yap obtained his Bachelor’s Degree in Accountancy from Nanyang Technological University in 2005.

Mr. Wang Jinxiao (“Mr. Wang”) is our independent director. Mr. Wang serves as chairman of the compensation committee and as a member of the audit and nomination committees.

Since May 2005, Mr. Wang has been serving as a director of Beijing Harrow Education Service Co., Ltd., where he is responsible financing, budgeting, cost control. The company owns 100% share of Harrow International School Beijing. Mr. Wang is also currently the chairman of Beijing HongJiFeng Innovation Culture Development Co., Ltd., and has been serving this role since August 2000. Between August 1995 to July 2000, Mr. Wang served as a director of Beijing Jixinhangxiu Development Co., Ltd. Prior to that, between April 1993 to July 1995, Mr. Wang was the Deputy GM of Financial Department of Sinochem International Petroleum Co., Ltd. From October 1989 to March 1993, Mr. Wang was the financial manager of Sinochem American Holding Company. From May 1988 to September 1989, he was the assistant to general manager of the accounting department at Sinochem Headquarters. From July 1985 to April 1988, Mr. Wang began his career has the lecturer of the accounting department of Beijing Technology and Business University, his alma mater.

Mr. Wang graduated with a Bachelor’s Degree in Financial Accounting from Beijing Technology and Business University in 1985, and obtained his postgraduate study of International Finance from the University of International Business and Economics in 2000.

Family Relationships

There are no family relations in respect of any member of the Board.

6.B. Compensation

Compensation of Executive Directors and Executive Officers

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately S$455,701 (approximately US$353,405) in cash to our Executive Directors and Executive Officer.

For the financial year ended December 31, 2024, we paid an aggregate of approximately S$289,653 (approximately US$224,632) in cash to our Executive Directors and Executive Officer.

For the financial year ended December 31, 2023, we paid an aggregate of approximately S$257,446 (approximately US$199,654) in cash to our Executive Directors and Executive Officer.

Employment Agreements

Employment Agreement between Mr. Xie and our Company

We have entered into an Employment Agreement with Mr. Xie that became effective on the date of the listing of the Company on Nasdaq Capital Market (“Effective Date”), pursuant to which he is employed as our Executive Chairman, Chief Executive Officer and Executive Director. The agreement provides for a monthly base salary equal to SGD 12,000.00, as per Mr. Xie’s existing agreement with Delixy Energy Pte. Ltd. Under the terms of the agreement, Mr. Xie’s employment will continue for the period commencing as of the Effective Date and ending (1) year after the Effective Date (“Initial Term”). The Initial Term shall automatically be extended one additional year unless either party gives written notice to the other party 60 days prior to expiration of the Initial Term that he does not wish to extend the agreement. The agreement also provides that Mr. Xie shall not, during the term of the agreement and for 2 years following the date of termination, carry on business in competition with the Group.

Employment Agreement between Ms. Chong and our Company

We have entered into an Employment Agreement with Ms. Chong, effective December 31, 2025, pursuant to which she will serve for the period commencing as of the effective date and ending (1) year after the effective date (“Initial Term”). The Initial Term shall automatically be extended one additional year unless either party gives written notice to the other party 60 days prior to expiration of the Initial Term that it or she, as applicable, does not wish to extend the agreement. Ms. Chong will receive an annual base salary of S$108,000 (approximately US$84,000).

Employment Agreement between Ms. Yao and our Company

We have entered into an Employment Agreement with Ms. Yao that will become effective on the Effective Dates, pursuant to which she will be employed as our chief operating officer. The agreement provides for a monthly base salary equal to SGD 17,200.00. Under the terms of the agreement, Ms. Yao’s employment will continue for the Initial Term. The Initial Term shall automatically be extended one additional year unless either party gives written notice to the other party 60 days prior to expiration of the Initial Term that he does not wish to extend the agreement. The agreement also provides that Ms. Yao shall not, during the term of the agreement and for 2 years following the date of termination, carry on business in competition with the Group. In connection with her appointment as Director, Ms. Yao Yuan entered into a director’s offer letter with the Company, pursuant to which she will serve as a director for an initial term of five years, subject to annual re-appointment by the Board of Directors. The director offer letter does not provide for separate cash or equity compensation to Ms. Yao Yuan.

Independent Director Agreements

Each of our Independent Directors have entered into an Independent Director Agreement with the Company. The terms and conditions of such Independent Director Agreements are similar in all material aspects. Each Independent Director Agreement is for an initial term of one year and will continue until the Independent Director’s successor is duly elected and qualified. Each Independent Director will be up for re-election each year at the annual shareholders’ meeting, if held, and, upon re-election, the terms and provisions of his or her Independent Director Agreement will remain in full force and effect. Any Independent Director Agreement may be terminated for any or no reason by the Independent Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the voting power of our Ordinary Shares.

Under the Independent Director Agreements, the initial annual director fees that are payable to our Independent Directors will be US$50,000 to Mr. Lay, US$30,000 to Mr. Yap and US$30,000 to Mr. Wang. Such director fees are payable in cash on a monthly basis.

In addition, our Independent Directors will be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the Board of Directors; provided that each Independent Director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that Independent Director.

Other than as disclosed above, none of our Independent Directors has entered into a service agreement with our Company or any of our subsidiary that provides for benefits upon termination of employment.

Equity Incentive Plan

Our shareholders and Board have adopted the Delixy Holdings Limited 2026 Equity Incentive Plan (“Delixy Incentive Plan”), to motivate attract and retain the best available personnel, provide additional incentives to staff, Directors and those that have or will contribute to the success of our Group and promote the success of our business. Under the Delixy Incentive Plan, the maximum aggregate number of Class A Ordinary Shares which may be issued pursuant to all awards under such plan is 1,635,000, which constitutes 10% of the total issued and outstanding Ordinary Shares of our Company on a fully-diluted basis as of the date of adoption. Any Class A Ordinary Shares covered by an award granted under the Delixy Incentive Plan (or portion of an award) that terminates, expires, lapses or repurchased for any reason will be deemed not to have been issued for purposes of determining the maximum aggregate number of Class A Ordinary Shares that may be issued under the Delixy Incentive Plan. As of the date of this annual report, we have not granted any awards under the Delixy Incentive Plan.

The following paragraphs summarize the principal terms of the Delixy Incentive Plan.

Types of awards. The Delixy Incentive Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by our Board or the compensation committee.

Plan administration. Our Board or the compensation committee administers the Delixy Incentive Plan. Our Board or the compensation committee determines, among other things, the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement. Awards granted under the Delixy Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our Directors, employees, business partners, consultants etc.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of awards. The exercise price per Share subject to an option is determined by the plan administrator and set forth in the award agreement, which may be a fixed price or a variable price related to the fair market value of the Ordinary Shares. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant.

Transfer restrictions. Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions, such as transfers to our company or a subsidiary of ours, transfers to the immediate family members of the participant by gift, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the plan administrator or our Executive Officer or Director authorized by the plan administrator, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the plan administrator, pursuant to such conditions and procedures as the plan administrator may establish.

Termination and amendment. Unless terminated earlier, the Delixy Incentive Plan has a term of 10 years. Our Board may terminate, amend or modify the plan, subject to the limitations of applicable laws. However, no such action may adversely affect in any material way any award previously granted without prior written consent of the participant.

6.C. Board Practices

Board of Directors

Our Board of Directors consists of five Directors, three of whom are “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and meet the criteria for independence set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Leadership Structure and Risk Oversight

Our Board of Directors actively manages our Company’s risk oversight process and receives periodic reports from management on areas of material risk to our Company, including operational, financial, legal, and regulatory risks. The committees of the Board of Directors will assist the Board of Directors in fulfilling its oversight responsibilities in certain areas of risk. The audit committee will assist the Board of Directors with its oversight of our Company’s major financial risk exposure. The compensation committee will assist the Board of Directors with its oversight of risks arising from our Company’s compensation policies and programs. The nominating and corporate governance committee will assist the Board of Directors with its oversight of risks associated with board organization, board independence, and corporate governance. While each committee will be responsible for evaluating certain risks and overseeing the management of those risks, the entire Board of Directors will continue to be regularly informed about the risks.

Board composition and director independence

As a company incorporated in the Cayman Islands, we qualify as a foreign private issuer that is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the Nasdaq Capital Market. We intend to rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq, namely; (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain Shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of Executive Officers, Directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

Mr. Xie, through Mega Origin, indirectly controls approximately 0% of our total issued and outstanding Class A Ordinary Shares, and 100% of our total issued and outstanding Class B Ordinary Shares, representing approximately 98.46% of the total voting power. As a result, we are a “controlled company” within the meaning of the Nasdaq Capital Market Stock Market Rules and therefore eligible for certain exemptions from the corporate governance requirements of the Nasdaq Capital Market listing rules, including (i) the requirement that a majority of our Board of Directors must be independent directors, (ii) the requirement that our director nominees must be selected or recommended solely by independent directors, and (iii) the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We do not intend to rely on these exemptions applicable to a “controlled company” and will instead rely on the exemptions provided to foreign private issuers to be exempt from the corporate governance requirements of the Nasdaq Capital Market listing rules. However, in the event we cease to be a foreign private issuer, we intend to rely on these exemptions applicable to a “controlled company”. As a result of being a foreign private issuer and a controlled company, you may not have the same protection afforded to shareholders of companies that are not exempt from the corporate governance requirements identified above.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nomination committee, each of which operates pursuant to a charter adopted by our Board. The Board may also establish other committees from time to time to assist our Company and the Board. The composition and functioning of all of our committees comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq Capital Market and SEC rules and regulations. Each committee’s charter is available on our website at https://www.delixy.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this annual report.

Audit committee

Mr. Lay, Mr. Yap and Mr. Wang, all of whom are independent Directors, serve on the audit committee, which is chaired by Mr. Lay. Our Board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq Capital Market, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Mr. Lay as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

Compensation committee

Mr. Lay, Mr. Yap and Mr. Wang, all of whom are independent Directors, serve on the compensation committee, which is chaired by Mr. Wang. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Capital Market. The compensation committee’s responsibilities include:

●	evaluating the performance of our Chief Executive Officer in light of our company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the Board the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

●	reviewing and recommending to the Board of Directors the cash compensation of our other Executive Officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq Capital Market rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the Board of Directors the compensation of our Directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Mr. Lay, Mr. Yap and Mr. Wang, all of whom are independent Directors, serve on the nomination committee, which s chaired by Mr. Yap. Our Board of Directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq Capital Market rules. The nomination committee’s responsibilities include:

●	developing and recommending to the Board’s criteria for board and committee membership;

●	establishing procedures for identifying and evaluating Director candidates, including nominees recommended by stockholders; and

●	reviewing the composition of the Board to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

Our nomination committee’s and Board’s priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Controlled Company

Mr. Xie, through Mega Origin, indirectly controls approximately 0% of our total issued and outstanding Class A Ordinary Shares, and 100% of our total issued and outstanding Class B Ordinary Shares, representing approximately 98.46% of the total voting power. As a result, we are a “controlled company” within the meaning of the Nasdaq Capital Market Stock Market Rules and therefore eligible for certain exemptions from the corporate governance requirements of the Nasdaq Capital Market listing rules, including (i) the requirement that a majority of our Board of Directors must be independent directors, (ii) the requirement that our director nominees must be selected or recommended solely by independent directors, and (iii) the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We do not intend to rely on these exemptions applicable to a “controlled company” and will instead rely on the exemptions provided to foreign private issuers to be exempt from the corporate governance requirements of the Nasdaq Capital Market listing rules. However, in the event we cease to be a foreign private issuer, we intend to rely on these exemptions applicable to a “controlled company”. As a result of being a foreign private issuer and a controlled company, you may not have the same protection afforded to shareholders of companies that are not exempt from the corporate governance requirements identified above.

Foreign Private Issuer Status

As a company incorporated in the Cayman Islands, we qualify as a foreign private issuer that is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the Nasdaq Capital Market. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of such exchanges. We intend to rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq, namely; (i) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (ii) there will be no requirement for the Company to obtain Shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of Executive Officers, Directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

Code of Conduct, Code of Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

We have adopted (i) a written code of business conduct and ethics and (ii) Insider Trading Policy that applies to our Directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions, and we also intend to adopt an (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). A current copy of the Policies is posted on the Corporate Governance section of our website, which is located at https://www.delixy.com. The information on our website is deemed not to be incorporated in this annual report or to be a part of this annual report. We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, Executive Officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq Capital Market.

6.D. Employees

We employed 11 people as of the date of this annual report, 11 people as of December 31, 2025, 11 people as of December 31, 2024 and 11 people as of December 31, 2023, all of whom are based out of Singapore. As of December 31, 2025, while most of our employees undertake multiple roles in our Group’s operations, based on their core functions, our employees generally comprise three management personnel, five trading personnel, four logistics personnel and two administrative personnel.

We have developed various methods to ensure that employees are adequately and correctly trained for the functions they perform and are aware of the relevant legislations affecting our business. Our success depends on our ability to attract, retain, and motivate qualified employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or work stoppages. No collective bargaining agreement has been put in place.

We enter into standard labor contracts which contain standard confidentiality clauses with our employees.

6.E. Share Ownership

For information on the beneficial ownership of our Ordinary Shares by our directors and senior management, see “7.A. Major Shareholders” below. As of the date of this annual report, none of our directors or senior management hold any unexercised options or unvested share-based awards under our 2026 Equity Incentive Plan.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our share capital as of the date of this annual report by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Ordinary Shares;

●	each of our named Executive Officers;

●	each of our Directors and Director nominees; and

●	all of our current Executive Officers, Directors and Director nominees as a group.

The following table also sets forth the position(s), office(s) or other material relationship(s) these principal and selling shareholders have had with the Company within the past three years from the date of this annual report.

Applicable percentage ownership is based on 7,174,000 Class A Ordinary Shares issued and outstanding and 9,176,000 Class B Ordinary Shares issued and outstanding as at the date of this annual report. At a general meeting of shareholders, each Class A Ordinary Share is entitled to one (1) vote, and each Class B Ordinary Share is entitled to fifty (50) votes, on all matters submitted to a vote of shareholders. Our Class B Ordinary Shares are convertible into Class A Ordinary Shares on a one-for-one basis at the option of the holder, subject to the provisions of our amended and restated memorandum and articles of association. Our Class A Ordinary Shares are not convertible into Class B Ordinary Shares. Except for voting rights and certain other rights as set forth in our amended and restated memorandum and articles of association, the Class A Ordinary Shares and Class B Ordinary Shares have substantially identical rights, including rights to dividends and distributions.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than 1 person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is 883 North Bridge Road #04-01, Southbank Singapore 198785.

	Amount of Beneficial Ownership of Class A Ordinary Shares	Percentage Ownership of Class A Ordinary Shares	Amount of Beneficial Ownership of Class B Ordinary Shares	Percentage Ownership of Class B Ordinary Shares	Combined Voting Power of Class A Ordinary Shares and Class B Ordinary Shares
Directors and Executive Officers:
Mr. Xie(1)	—	—	9,176,000	100%	98.46%
Ms. Chong	—	—	—	—	—
Ms. Yao	—	—	—	—	—
Mr. Lay, Shi Wei	—	—	—	—	—
Mr. Yap, Beng Tat, Richard	—	—	—	—	—
Mr. Wang, Jinxiao	—	—	—	—	—

5% or Greater Shareholders
Mega Origin(2)	—	—	9,176,000	100%	98.46%
Novel Majestic(3)	2,174,000	30.3%	—	—	—

Notes:

(1)	Mr. Xie holds 9,176,000 Class B Ordinary Shares representing 100% of the total number of Class B Ordinary Shares issued and outstanding as of the date of this annual report through Mega Origin. Mr. Xie holds 100% of equity interest in Mega Origin, has voting and/or dispositive control over the shares of the Company held by Mega Origin, and may be deemed to be the beneficial owner of all Class B Ordinary Shares held by Mega Origin.
(2)	Mr. Xie holds 100% of equity interest in Mega Origin and has voting and/or dispositive control over the Class B Ordinary Shares held by Mega Origin.
(3)	Ms. Tran Tieu Cam holds 100% of equity interest in Novel Majestic and has voting and/or dispositive control over the Class A Ordinary Shares held by Novel Majestic.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

7.B. Related Party Transactions

The Company has established an Audit Committee, which operates under a formal charter. In accordance with this charter, the Audit Committee is responsible for the ongoing review and approval of all related-party transactions to ensure they are conducted on an arm’s-length basis and in the best interests of the Company and its shareholders.

Set forth below are related party transactions of our Company for the financial years ended December 31, 2023, 2024 and 2025 and from December 31, 2025 to the date of this annual report, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Singapore law.

The amounts due from related party consisted of the following:

			As of December 31,			As of the Date of This
Name of related party	Relationship	Nature	2023	2024	2025	Date
			USD’000	USD’000	USD’000	USD’000
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and recoverable on demand	-	152	95	49

The amounts due to related party consisted of the following:

			As of December 31,
Name of related party	Relationship	Nature	2023	2024	2025
			USD’000	USD’000	USD’000
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Dividend payable, unsecured, interest-free and repayable on demand	8,245	-	-
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, with simple annual interests charged at 3.5% per annum, not repayable upon demand, save upon the request by Delixy Energy, whichever earlier	-	5,000	-
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, with interest-free and repayable on maturity date	-	-	4,000

Name of related party	Relationship	Nature	As of the Date of this Annual Report
USD’000
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Dividend payable, unsecured, interest-free and repayable on demand	-
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, with simple annual interests charged at 3.5% per annum, not repayable upon demand, save upon the request by Delixy Energy, whichever earlier	-
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, with interest-free and repayable on maturity date	4,000

The following represents the other significant related party transactions that occurred in the financial years ended December 31, 2023, 2024 and 2025 to the date of this annual report.

			Year ended December 31,
Name of related party	Relationship	Nature	2023	2024	2025
			USD’000	USD’000	USD’000
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and repayable on demand	(175)	-	-
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Proceeds from disposal of property	-	957	-
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Freight expenses	-	(1,151)	(96)
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Agent Charge	-	-	(1)
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Rental and maintenance expenses	-	(17)	(35)
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Advances	-	1,125	-
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Dividend paid	(1,500)	(4,745)	-

			Year ended December 31,
Name of related party	Relationship	Nature	2023	2024	2025
			USD’000	USD’000	USD’000
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and repayable on demand	6	-
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and repayable on demand	(87)	(152)	57

Name of related party	Relationship	Nature	As of the Date of this Annual Report
USD’000
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and repayable on demand	-
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Proceeds from disposal of property	-
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Freight expenses	-
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Agent Charge	-
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Rental and maintenance expenses	(9)
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Advances	-
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Dividend paid	-
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and repayable on demand	46

7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any pending material legal or administrative proceedings and are not aware of any events that are likely to lead to any such proceedings.

As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information - 3.D. Risk Factors-Risks related to Our Business and Industry-We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings” and “Item 3. Key Information - 3.D. Risk Factors-Risks related to Our Business and Industry- “If we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe on their intellectual property rights, our business could suffer ”.

Dividend Policy

Dividends of approximately US$11,237,400 were declared/paid by the companies comprising our Group for the financial year ended December 31, 2023 and dividends of approximately US$1,500,000 were declared/paid by companies comprising our Group for the financial year ended December 31, 2024. No dividends were declared/paid by companies comprising our Group for the financial year ended December 31, 2025. Such dividend payment should not be considered as a guarantee or indication that those companies will continue to declare and pay comparable cash dividends in such manner in the future or at all.

We do not currently expect that comparable cash dividends will continue to be paid in the future. If we do decide to pay dividends in the future, the rate and amount we pay will be made taking into account, among others, the following factors: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our Board of Directors may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our Shareholders, the Companies Act and our Amended and Restated Memorandum and Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio and we may not declare any dividends for the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit, retained earnings, or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. If our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Class A Ordinary Shares.

Under the Companies Act 1967 of Singapore, no dividend is payable to the shareholders of any Singapore-incorporated company except out of profits. As a result, our ability to pay dividends depends upon dividends paid by Delixy Energy Pte. Ltd.. There is currently no foreign exchange control restriction imposed by the Singapore government on the ability of our Delixy Energy Pte. Ltd. to transfer capital within, into and out of Singapore.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced many significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Ordinary Shares are listed on the The Nasdaq Stock Market LLC under the symbol “DLXY.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share Capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and Articles of Association

Our Second Amended and Restated Memorandum and Articles of Association

We adopted our second amended and restated memorandum and articles of association on February 23, 2026. The following are summaries of material provisions of the second amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our Class A Ordinary Shares and Class B Ordinary Shares.

Objects of Our Company. Under our second amended and restated memorandum and articles of association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Class A Ordinary Shares. Our Class A Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Class B Ordinary Shares.  Our Class B Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our Class A Ordinary Shares and Class B Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors, on a pari passu basis. Our second amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.  Each Class A Ordinary Share is entitled to one (1) vote on all matters subject to vote at general meetings of our company. Each Class B Ordinary Share is entitled to fifty (50) votes on all matters subject to vote at general meetings of our company.

Voting at any meeting of shareholders is by way of a poll except that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative for the time being entitled to vote at the meeting;

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our second amended and restated memorandum and articles of association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

Conversion Rights.  Each Class B Ordinary Share is convertible into one Class A Ordinary Share at the option of the holder at any time after issue, without the payment of any additional consideration. The conversion rate is one Class A Ordinary Share for every one Class B Ordinary Share. Upon conversion, the relevant Class B Ordinary Shares will be cancelled and an equivalent number of new Class A Ordinary Shares will be issued. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. In addition, upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity, such Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares, unless the holder of the Class B Ordinary Shares and our Board of Directors consent in writing to the retention of Class B Ordinary Share status by the transferee.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our second amended and restated memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our Board of Directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our Board of Directors or by a majority of our Board of Directors. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our second amended and restated memorandum and articles of association provide that any one or more Members holding not less than one-third of all votes attaching to the total issued and paid up share capital of the Company at the date of deposit of the requisition shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty one (21) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by our Board of Directors. Notwithstanding the foregoing, Ordinary Shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange. Any sale, transfer, assignment or disposition of Class B Ordinary Shares will result in the automatic conversion of such Class B Ordinary Shares into Class A Ordinary Shares on a one-for-one basis, except as described above under “Conversion Rights.”

Our Board of Directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our Board of Directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our Board of Directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our Board of Directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our Board of Directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our second amended and restated memorandum and articles of association authorizes our Board of Directors to issue additional Class A Ordinary Shares and Class B Ordinary Shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

Inspection of Books and Records. Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our second amended and restated memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board of Directors to issue additional shares from time to time and to designate the price, rights, preferences, privileges and restrictions of such additional shares, including with or without preferred, deferred or other special rights or restrictions, without any further vote or action by our shareholders; and

●

provide for a dual-class share structure in which our Class B Ordinary Shares are entitled to fifty (50) votes per share, as compared to one (1) vote per share for our Class A Ordinary Shares; and

limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our second amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved (i) in the case of a shareholder scheme, by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and (ii) in the case of a creditor scheme only, by a majority in number of each class of creditors with whom the arrangement is to be made and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our second amended and restated memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company - a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our second amended and restated amended and restated articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our second amended and restated amended and restated articles of association or may be taken by unanimous written consent of the shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the Board of Directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our second amended and restated amended and restated articles of association provide that any one or more Members holding not less than one-third of all votes attaching to the total issued and paid up share capital of the Company at the date of deposit of the requisition shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty one (21) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a Board of Directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our second amended and restated amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our second amended and restated amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders or a resolution of directors. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our second amended and restated amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our Board of Directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our second amended and restated memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the Board of Directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s Board of Directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the Board of Directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the Board of Directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our second amended and restated amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our second amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our second amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our second amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Cayman Islands Data Protection

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at https://www.delixy.com or through phone number +65 6291 3184.

Anti-Money Laundering Matters

In order to comply with legislation or regulations aimed at the prevention of money laundering, the Company may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

Enforceability of Civil Liabilities

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Singapore. All of the Directors and Executive Officers of our Company and the auditors of our Company reside outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our Directors or Executive Officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state; or (ii) entertain original actions brought in the Cayman Islands against us or our Directors or Executive Officers that are predicated upon the U.S. securities laws or the securities laws of any U.S. state.

We have been advised by Conyers Dill & Pearman that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Singapore

There is uncertainty as to whether the courts of Singapore would (i) recognize or enforce judgments of United States courts obtained against us or our Directors or Executive Officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Singapore against us or our Directors or Executive Officers predicated upon the securities laws of the United States.

In making a determination as to enforceability of a judgment of the courts of the United States, and subject to the Singapore courts having jurisdiction over the judgment debtor, the Singapore courts would have regard to whether the judgment was final and conclusive on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a definite sum of money. In general, an in personam foreign judgment that is final and conclusive (that is, in general, a judgment that makes a final determination of rights between the parties and cannot be re-opened or altered by the court that delivered it, or be overridden by another body not being an appellate or supervisory body, although it may be subject to an appeal), given by a competent court of law having jurisdiction over the parties subject to such judgment, and for a fixed or ascertainable sum of money, may be enforceable as a debt in the Singapore courts under common law. However, a foreign judgment will generally not be enforced, even if it satisfies the requirements above, if it was procured by fraud, or the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or the enforcement thereof would be contrary to fundamental public policy of Singapore, or if the judgment would conflict with earlier judgment(s) from Singapore or earlier foreign judgment(s) recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws (save where any such component of the judgment can be duly severed from the rest of the judgment sought to be enforced). Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our Directors or Executive Officers. Singapore courts would not recognize or enforce judgments against us, our Directors or Executive Officers to the extent that doing so would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the United States under civil liability provisions of the federal securities law of the United States would be regarded by the Singapore courts as being pursuant to foreign penal, revenue or other public laws. Such a determination has yet to be made by a Singapore court in a reported decision.

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands, British Virgin Islands and Singapore currently have no exchange control regulations or currency restrictions.

10.E. Taxation

The following summary of Cayman Islands and U.S. federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Class A Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Class A Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers, Dill & Pearman, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Ordinary Shares by U.S. Holders (as defined below) that acquire our Class A Ordinary Shares in our initial public offering and hold our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Class A Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Class A Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Class A Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Class A Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a USD amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into USD on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that USD value. If such dividends are converted into USD on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into USD on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its USD value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into USD on a date subsequent to receipt.

Sale or Other Disposition of Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Class A Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Class A Ordinary Shares, each amount determined in USD. Any capital gain or loss will be long-term capital gain or loss if the Class A Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than USD on the disposition of our Class A Ordinary Shares will realize an amount equal to the USD value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Class A Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the USD value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the USD value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets and the market price of our Class A Ordinary Shares, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Class A Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. We cannot guarantee that our Class A Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Class A Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Class A Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Class A Ordinary Shares held at the end of the taxable year over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Class A Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Class A Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR CLASS A ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

10.F. Dividends and Paying Agents

Not applicable for annual reports on Form 20-F.

10.G. Statements by Experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year and to furnish current reports on Form 6-K. All information filed with the SEC can be obtained over the Internet at the SEC’s website at www.sec.gov or inspected without charge and copied at prescribed rates at the SEC’s public reference facilities. As a foreign private issuer, we are exempt from the rules under Section 14 of the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As we have no significant interest-bearing assets, our income and operating cash flows are substantially independent of changes in market interest rates. Our interest-rate risk arises from lease liabilities. We manage interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2024 and December 31, 2025, the lease liabilities were at fixed interest rates.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the relevant economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

Our reporting currency is the U.S. dollar, and almost all of our consolidated revenues and consolidated costs and expenses.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The effective date of the Company’s registration statement on Form F-1 (File No. 333-283248), initially filed with the SEC on November 27, 2024 and as amended, was July 8, 2025. Bancroft Capital, LLC acted as the representative of the several underwriters. The Company registered 2,000,000 Ordinary Shares for sale, of which 1,350,000 Ordinary Shares were offered by the Company and 650,000 Ordinary Shares were offered by the selling shareholders, at a public offering price of US$4.00 per share. The offering closed on July 10, 2025. Gross proceeds to the Company were US$5,400,000 and gross proceeds to the selling shareholders were US$2,600,000. The Company did not receive any proceeds from the Ordinary Shares sold by the selling shareholders.

After deducting underwriting discounts and commissions of US$0.405 million and estimated offering expenses of approximately US$1.87 million payable by the Company, the net proceeds to the Company from the initial public offering were approximately US$3.125 million. As disclosed in the Company’s final prospectus dated July 9, 2025, the Company intended to use the net proceeds as follows: (i) approximately 25.0% for the expansion of its product offerings; (ii) approximately 25.0% for strengthening its market position; (iii) approximately 25.0% for potential strategic acquisitions and business cooperations, including joint ventures and/or strategic alliances; and (iv) the balance of approximately 25.0% for general working capital and corporate purposes.

As of December 31, 2025, the Company had applied approximately US$4.72 million of the net proceeds, allocated to the expansion of its product offerings; strengthening its market position; and potential strategic acquisitions and business cooperations. The balance of US$24.87 million remains held in short-term, interest-bearing bank deposits or other similar cash-equivalent instruments. There has been no material change in the planned use of proceeds from the offering as described in the Company’s final prospectus dated July 9, 2025.

Item 15. Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Principal Accounting Officer (the “Certifying Officer”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer has concluded that our disclosure controls and procedures were effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Financial Controller, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 using its internal standard operating procedures (“SOP”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2025, the Company determined that there were no control deficiencies that constituted material weaknesses.

Attestation Report of Independent Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period under the rules of the Securities and Exchange Commission applicable to us as a non-accelerated filer.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2025, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Mr. Lay Shi Wei, Mr. Yap Beng Tat Richard and Mr. Wang Jinxiao and is chaired by Mr. Lay Shi Wei. Mr. Lay Shi Wei, Mr. Yap Beng Tat Richard and Mr. Wang Jinxiao each satisfies the “independence” requirements of Rule 5605 of Listing Rules of The Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Lay Shi Wei qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. A copy of the Code of Business Conduct and Ethics is attached as an exhibit to this annual report.

Item 16C. Principal Accountant Fees and Services

Onestop Assurance PAC was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2023, 2024, and 2025. Audit services provided by Onestop Assurance PAC for fiscal years ended December 31, 2023, 2024, and 2025 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Onestop Assurance PAC, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2023	2024	2025
	US$	US$	US$
Audit Fees(1) - Onestop Assurance PAC	175,000	140,000	150,000
Total	175,000	140,000	150,000

Note 1: Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

The Nasdaq Stock Market Listing Rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” practices in lieu of the otherwise applicable standards of the Nasdaq Stock Market regarding such matters as: (i) the election and composition of the board of Directors; (ii) the issuance of quarterly earnings statements; (iii) shareholder approval requirements; and (iv) quorum requirements for shareholder meetings. The application of such exceptions requires that we disclose each Nasdaq Stock Market standard that we do not follow and describe the Cayman Islands practices we do follow in lieu of the relevant Nasdaq Stock Market standard. We currently follow Cayman Islands practices in lieu of the requirements of the Nasdaq Stock Market in respect of the following:

●	the requirement under Nasdaq Listing Rule 5250(c)(1) that requires listed companies to file interim financial statements on a quarterly basis; and

●	the Shareholder Approval Requirements under Nasdaq Listing Rules 5635(a), 5635(b), 5635(c) and 5635(d).

See “Item 3. Key Information-D. Risk Factors-Risks Related to our Ordinary Shares-We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

The Nasdaq Listing Rule 5615(a)(3)

On January 21, 2026, our shareholders approved and adopted the 2026 Delixy Holdings Limited Equity Incentive Plan (the “2026 Equity Incentive Plan”), which became effective on January 21, 2026, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. As a foreign private issuer incorporated in the Cayman Islands, the Company has elected to rely on the home country exemption pursuant to the Nasdaq Listing Rule 5615(a)(3), which provides that (with certain exceptions not relevant to the conclusions expressed herein) a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Listing Rules, to the extent not contrary to the federal securities laws. The Company has elected to be exempt from the Nasdaq Listing Rule 5635(c) “Shareholder Approval of Stock Option and Equity Compensation Plans” which provides that shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider trading policies

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policy is attached as an exhibit to this annual report.

Item 16K. Cybersecurity

Risk Management and Strategy

As a wholesale trader of crude oil and oil-based products, we recognize the importance of developing, implementing, and maintaining appropriate and adequate administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data. Therefore, we have developed and maintain a comprehensive cybersecurity risk management program that focuses on monitoring, risk mitigation and risk response, in order to ensure the security and safety of our computer systems, networks, cloud services, software, and all data stored therein.

We have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data. We conduct regular assessment of the Company’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches. We also provide regular training programs to our employees to enhance their awareness about cybersecurity risks, and better understand their roles and responsibilities in safeguarding company assets and data.

Overall, we believe that we have established a robust framework to protect against cybersecurity threats, mitigate risks, preserve customer trust and reputation, and support the sustainable growth of our Company.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association of Delixy Holdings Limited (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (File No. 333-283248), as amended, initially filed with the SEC on November 27, 2024).
1.2	Second Amended and Restated Memorandum and Articles of Association of Delixy Holdings Limited, as adopted on January 21, 2026 (incorporated by reference to Exhibit 3.1 to our Form 6-K filed with the SEC on February 25, 2026).
2.1*	Description of Securities.
4.1	Employment Agreement between Delixy Holdings Limited and Mr. Xie, Dongjian (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-283248), as amended, initially filed with the SEC on November 15, 2024).
4.2	Employment Agreement by and between Delixy Holdings Limited and Ms. Yen Chong Yin Lai (incorporated by reference to Exhibit 10.1 to our Form 6-K filed with the SEC on January 5, 2026).
4.3	Director Offer Letter by and between Delixy Holdings Limited and Ms. Yao, Yuan (incorporated by reference to Exhibit 10.2 to our Form 6-K filed with the SEC on January 5, 2026).
4.4	Director Offer Letter by and between Delixy Holdings Limited and Mr. Xie, Dongjian (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (File No. 333-283248), as amended, filed with the SEC on March 26, 2025).
4.5	Independent Director Offer Letter by and between Delixy Holdings Limited and Mr. Lay, Shi Wei (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-283248), as amended, filed with the SEC on February 6, 2025).
4.6	Independent Director Offer Letter by and between Delixy Holdings Limited and Mr. Yap, Beng Tat, Richard (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-283248), as amended, filed with the SEC on February 6, 2025).
4.7	Independent Director Offer Letter by and between Delixy Holdings Limited and Mr. Wang, Jinxiao (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-283248), as amended, filed with the SEC on February 6, 2025).
4.8	2026 Delixy Holdings Limited Equity Incentive Plan, adopted on January 21, 2026 (incorporated by reference to Exhibit 10.1 to our Form 6-K filed with the SEC on February 25, 2026).
8.1	List of Significant Subsidiaries (incorporated by reference to Exhibit 21.1 to our Registration Statement on Form F-1 (File No. 333-283248), as amended, initially filed with the SEC on November 15, 2024).
11.1	Code of Business Conduct and Ethics of Delixy Holdings Limited (incorporated by reference to Exhibit 14.1 to our Registration Statement on Form F-1 (File No. 333-283248), as amended, initially filed with the SEC on November 15, 2024).
11.2	Insider Trading Policy (incorporated by reference to Exhibit 14.2 to our Registration Statement on Form F-1 (File No. 333-283248), as amended, initially filed with the SEC on November 15, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 14.3 to our Registration Statement on Form F-1 (File No. 333-283248), as amended, initially filed with the SEC on November 15, 2024).
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Delixy Holdings Limited

By:	/s/ Mr. Xie, Dongjian
Name:	Mr. Xie, Dongjian
Title:	Executive Director, Chairman and Chief Executive Officer

Date: April 30, 2026

INDEX TO AND SUBSIDIARIES AUDITED CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of
DELIXY HOLDINGS LIMITED AND SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Delixy Holdings Limited and Subsidiaries (collectively referred to as the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of income and comprehensive income/(loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2024 and 2025, and the results of its income and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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
April 30, 2026

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amount in USD thousands, except for Share and per Share data, or otherwise noted)

		As of December 31,
	Note	2024	2025
		US$’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents		3,343	1,793
Accounts receivable, net	4	17,519	22,399
Deposits, prepayments and other receivables	5	575	2
Amount due from shareholder	6	152	95
Derivative financial instruments	7	685	582
Total current assets		22,274	24,871

Non-current assets:
Property and equipment, net	8	**	1
Right-of-use assets, net	9	62	16
Deferred offering costs	10	1,321	—
Total non-current assets		1,383	17

TOTAL ASSETS		23,657	24,888

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		17,067	20,214
Accrued liabilities	11	50	237
Other payables		—	180
Lease liabilities	13	42	16
Loan from shareholder	12	—	4,000
Income tax payable	18	127	136
Total current liabilities		17,286	24,783

Non-current liabilities:
Lease liabilities	13	18	—
Loan from shareholder	12	5,000	—
Total non-current liabilities		5,018	—

TOTAL LIABILITIES		22,304	24,783

Commitments and contingencies	21	—	—
Shareholders’ equity:
Ordinary share, par value US$0.000005, 100,000,000,000 shares authorized, 16,350,000 shares issued*	14	**	**
Additional paid-up capital		695	3,910
Retained earnings/(accumulated deficit)		612	(3,851)
Other reserve	15	46	46
Total shareholders’ equity		1,353	105
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		23,657	24,888

*	Retrospectively restated for the effect of 1:200 forward stock split of our Ordinary Shares and the shares surrendered by our existing shareholders.
**	— Denotes amount less than US$1,000.

The accompanying notes are integral part of these consolidated financial statements.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME/(LOSS)
(Amount in USD thousands, except for Share and per Share data, or otherwise noted)

		Financial Years ended December 31,
	Note	2023	2024	2025
		US$’000	US$’000	US$’000
Revenues	3,16	289,166	314,916	307,747
Cost of revenue		(285,037)	(310,618)	(305,203)
Gross profit		4,129	4,298	2,544
General and administrative expenses		(3,007)	(3,592)	(7,077)
Profit/(loss) from operations		1,122	706	(4,533)

Other income:	17
Foreign exchange gain		3	5	—
Interest income		250	183	63
Gain on disposal of property		—	177	—
Shipping charges reimbursed		—	50	141
Other income		2	5	2
Total other income		255	420	206

Income/(loss) before income tax		1,377	1,126	(4,327)

Income tax expense	18	(225)	(98)	(136)
NET INCOME/(LOSS)		1,152	1,028	(4,463)

TOTAL COMPREHENSIVE INCOME/(LOSS)		1,152	1,028	(4,463)

Net income/(loss) per Share
Basic and diluted*		0.08	0.07	(0.29)
Weighted average number of ordinary shares outstanding Basic and diluted*		15,000,000	15,000,000	15,647,260

*	Retrospectively restated for the effect of 1:200 forward stock split of our Ordinary Shares and the shares surrendered by our existing shareholders.

The accompanying notes are integral part of these consolidated financial statements.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in USD thousands, except for Share and per Share data, or otherwise noted)

		Ordinary Shares*		Additional		Retained earnings/	Total
	Note	No. of shares	Amount	paid-up capital	Other reserve	(accumulated deficit)	shareholders’ equity
		’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance as of January 1, 2023		15,000	**	695	46	11,169	11,910
Dividends	14	—	—	—	—	(11,237)	(11,237)
Net income		—	—	—	—	1,152	1,152
Balance as of December 31, 2023		15,000	**	695	46	1,084	1,825
Dividends	14	—	—	—	—	(1,500)	(1,500)
Net income		—	—	—	—	1,028	1,028
Balance as of December 31, 2024		15,000	**	695	46	612	1,353
Issuance of Shares		1,350	—	3,215	—	—	3,215
Net loss		—	—	—	—	(4,463)	(4,463)
Balance as of December 31, 2025		16,350	**	3,910	46	(3,851)	105

*	Retrospectively restated for the effect of 1:200 forward stock split of our Ordinary Shares and the shares surrendered by our existing shareholders.
**	— Denotes amount less than US$1,000.

The accompanying notes are integral part of these consolidated financial statements.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
(Amount in USD thousands, except for Share and per Share data, or otherwise noted)

	Financial Years ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Cash flows from operating activities:
Net income/(loss) after tax	1,152	1,028	(4,463)
Depreciation of property and equipment	24	11	**
Amortization of right-of-use assets	43	57	44
Gain on disposal of property	—	(177)	—
Interest expense	23	178	7
Fair value gain on derivative financial instruments	(21)	—	—

Change in working capital:
Accounts receivable, net	2,716	(16,806)	(4,880)
Deposits, prepayments and other receivables	24	(540)	573
Accounts payable	—	17,067	3,147
Other payables	—	—	180
Accrued liabilities	(44)	(25)	187
Lease liabilities	(47)	(62)	(44)
Income tax payable	200	(119)	9
Interest paid	(20)	—	(5)
Net cash provided by/ (used in) operating activities	4,050	612	(5,245)

Cash flows from investing activities:
Derivative financial instruments	(107)	(78)	103
Proceeds from disposal of property	—	957	—
Amount due from shareholder	(81)	(327)	57
Net cash (used in)/ provided by investing activities	(188)	552	160

Cash flows from financing activities:
Amount due to related party	(175)	—	—
Purchase of property and equipment	—	—	(1)
Repayment of loan	—	—	(1,000)
Payment of offering costs	—	(1,321)	—
Proceed from issuance of stock	—	—	4,536
Dividend paid	(1,500)	(4,745)	—
Net cash (used in)/ provided by financing activities	(1,675)	(6,066)	3,535

Net change in cash and cash equivalents	2,187	(4,902)	(1,550)

BEGINNING OF FINANCIAL YEAR	6,058	8,245	3,343

END OF FINANCIAL YEAR	8,245	3,343	1,793

Supplemental Cash Flow Information:
Cash paid for income taxes	(25)	(219)	(127)
Cash paid for interest	(23)	(3)	(7)

Supplemental schedule of noncash financing activities
Loan from shareholder	—	5,000	—
Dividend payable	—	(5,000)	—

**	— Denotes amount less than US$1,000.

The accompanying notes are integral part of these consolidated financial statements.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

On November 29, 2024, for purposes of recapitalization in anticipation of the initial public offering, the Company effected a 1:200 sub-division of its shares (a “forward stock split”) and, following the forward stock split, the cancellation of 99,500,000,000 shares in its authorized but unissued share capital, resulting in its authorized share capital becoming $2,500 divided into 500,000,000 shares of a par value of $0.000005 each. Concurrently, Mega Origin surrendered 3,167,200 ordinary shares par value US$0.000005 each, Novel Majestic surrendered 931,000 ordinary shares par value US$0.000005 each, Cosmic Magnet surrendered 245,000 ordinary shares par value US$0.000005 each, Dragon Circle surrendered 245,000 ordinary shares par value US$0.000005 each, Rosywood Holdings surrendered 245,000 ordinary shares par value US$0.000005 each and Golden Legend surrendered 167,000 ordinary shares par value US$0.000005 each to the Company, respectively or 25.0% of their shareholdings each. None of these shareholders surrendering their ordinary shares received any consideration for surrender of their ordinary shares, nor are there any agreements or arrangements in place under which any of these shareholders will surrender their respective ordinary shares. Unless otherwise indicated, all references to Ordinary Shares, share data, per Share data, and related information have been retroactively adjusted, where applicable, in this annual report to reflect the 1:200 forward stock split of our Ordinary Shares and the shares surrendered by our existing shareholders on November 29, 2024 as if they had occurred at the beginning of the earlier period presented.

Following the completion of these restructuring steps, the Company successfully executed its initial public offering on the Nasdaq Capital Market on July 9, 2025. As of December 31, 2025, the group structure and capital base remain consistent with these transactions. Unless otherwise indicated, all references to Ordinary Shares, share data, per Share data, and related information have been retroactively adjusted in this report to reflect the 1:200 forward stock split of our Ordinary Shares and the shares surrendered by our existing shareholders on November 29, 2024 as if they had occurred at the beginning of the earliest period presented.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

NOTE 1 — BUSINESS OVERVIEW AND BASIS OF PRESENTATION (cont.)

The restructuring is considered as a merger of entities under common control. Under the guidance in ASC 805, for transactions between entities under common control, the assets, liabilities and results of operations, are recognized at their carrying amounts on the date of the Restructuring, which requires retrospective combination of the Company, Delixy International and Delixy Energy for all periods presented. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including issued shares and earnings per Share, which have been revised to reflect the effects of the reorganization as of December 31, 2024 and 2025.

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

Going Concern

As of December 31, 2025, the Company’s reported negative operating cash flow and net loss for the period warrant a comprehensive assessment of our ability to continue as a going concern. Management and the Board have evaluated our liquidity position and determined that the Company remains a going concern based on the following considerations:

1.	Non-Recurring Nature of IPO Costs: Is a one-time expense treated as a reduction of capital, not an indicator of poor operational performance

2.	Strong Core Operational Cash Flow: Our core petroleum trading business remains profitable and provides a reliable, steady cash flow to support our operations.

3.	Strategic Intercompany Support: The interest-free $4,000,000 loan from Mega Origin removes immediate debt repayment pressure, allowing us to preserve cash for daily operations.

4.	Working Capital Optimization: By netting accounts payable against accounts receivable, we minimize the cash needed to settle obligations and improve our overall working capital efficiency.

Consequently, these consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Should management be unable to execute these plans as anticipated, there could be a material adverse effect on the Company’s business.

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

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b) Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the financial years presented. Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, assumptions used in assessing right-of-use assets and impairment of long-lived assets.

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

The consolidated financial statements of the Company were prepared by applying the pooling of interest method. Accordingly, the results of the Company include the results of the subsidiary for financial years ended December 31, 2023, 2024 and 2025. Such manner of presentation reflects the economic substance of the companies, which were under common control throughout the relevant period, as a single economic enterprise, although the legal parent-subsidiary relationships were not established.

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
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

(j) Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is dependent on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the financial years ended December 31, 2023, 2024, and 2025, the Company received government subsidies of approximately nil, US$7,000 and US$2,000, respectively, which are recognized as government grant in the consolidated statements of income and comprehensive income/(loss).

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

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the financial years ended December 31, 2023, 2024 and 2025 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

(l) Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the financial years ended December 31, 2023, 2024 and 2025, approximately US$7,000, US$11,000 and US$12,000 respectively, which the contributions were made accordingly.

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
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

(q) Concentration of Credit Risk

Financial instruments consist of cash equivalents, and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. From April 1, 2024 onwards, the Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately US$74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2024 and 2025, bank and cash balances of approximately US$3,343,000 and US$1,793,000, respectively, was maintained at financial institutions in Singapore, of which none of it was subject to credit risk. Management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

●	Level 3 — Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, deposits and other receivables, amount due from shareholder, accounts payable and accrued liabilities, other payables, lease liabilities and hedging contracts approximate at their fair values because of the short-term nature of these financial instruments.

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

(t) Recently Issued Accounting Pronouncements

The Company has evaluated all the recently issued, but not yet effective, accounting standards that have been issued or proposed by the FASB or other standards-setting bodies through the date of this report and do not believe the future adoption of any such standards will have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, and in January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provide all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. In December 2025, the FASB issued this ASU to establish authoritative guidance on the accounting for government grants received by business entities. This update is effective beginning with the Company’s 2029 fiscal year annual reporting period, with early adoption permitted. The Company is currently assessing the impact this standard will have on the Company’s consolidated financial statements.

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

Except as mentioned above, we do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated balance sheets, statements of income and comprehensive income/(loss) and statements of cash flows.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

NOTE 3 — DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by business and geographic segments, based on management’s assessment of available data:

	Financial years ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Revenue recognition at a single point in time:
Sale of crude oil	252,070	169,472	182,574
Sale of oil-based products	37,096	145,444	125,173
	289,166	314,916	307,747

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have three reportable geographic segments. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Financial years ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Southeast Asia	37,096	30,908	—
East Asia	252,070	254,245	249,965
Middle East	—	29,763	57,782
	289,166	314,916	307,747

NOTE 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2024	2025
	US$’000	US$’000
Accounts receivable – third parties	17,519	22,399
Less: Allowance for doubtful accounts	—	—
Accounts receivable, net	17,519	22,399

For the financial years ended December 31, 2024 and 2025, the Company has not made the allowance for doubtful accounts. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past. The Company does not foresee any changes in the bad debt in the near future as well.

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
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

NOTE 4 — ACCOUNTS RECEIVABLE, NET (cont.)

As of the end of each of the financial year, the ageing analysis of accounts receivable, net of allowance for doubtful accounts, based on the invoice date is as follows:

	As of December 31,
	2024	2025
	US$’000	US$’000
Within 90 days	17,519	22,399
	17,519	22,399

NOTE 5 — DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

	As of December 31,
	2024	2025
	US$’000	US$’000
Deposits	511	—
Other receivables(1)	63	—
GST receivable	1	2
	575	2

(1)	The Company has established a settlement plan for other receivables, under which the timing and amount of collection are contingent upon meeting specific contractual conditions. Based on the current status of negotiations and available information, management expects full collectability and has therefore not recorded allowance for doubtful accounts.

NOTE 6 — AMOUNT DUE FROM SHAREHOLDER

Amount due from shareholder consisted of the following:

	As of December 31,
	2024	2025
	US$’000	US$’000
Amount due from shareholder – Mega Origin	152	95
	152	95

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

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

NOTE 7 — DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (cont.)

The Company’s current assets that was accounted for at fair value:

	As of December 31,
	2024	2025
	US$’000	US$’000
Current assets
– Margin deposits	685	582
	685	582

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

The Effect of Derivative Instruments on the Consolidated Statements of Income

The table below summarizes the net effect of derivative instruments on the consolidated statements of income for the financial years ended December 31, 2023, 2024 and 2025.

	Financial Years ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Income statement classification
Cost of revenue	2,433	(1,583)	(107)

NOTE 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2024	2025
	US$’000	US$’000
At cost:
Leasehold property	—	—
Office equipment	14	14
Computers	27	28
Furniture & fittings	14	14
Renovation	46	46
Motor vehicle	16	16
	117	118

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

NOTE 8 — PROPERTY AND EQUIPMENT, NET (cont.)

	As of December 31,
	2024		2025
	US$’000		US$’000
Less: Accumulated depreciation
Leasehold property	—	*	—
Office equipment	14		14
Computers	27		27
Furniture & fittings	14		14
Renovation	46		46
Motor vehicle	16		16
	117		117
Property and equipment, net	**		1

Depreciation expense for the financial years ended December 31, 2023, 2024 and 2025 were US$24,000, US$11,000 and **, respectively.

*	On June 28, 2024, Delixy sold a property at 883 North Bridge Road #04-01, Southbank, Singapore 198785 (the “Property”) to Wisecome Oil Pte. Ltd. for a consideration of S$1,300,000 pursuant to a sale and purchase agreement dated June 28, 2024. The consideration for the disposal of the Property was based on the fair value of the Property as determined by an external, independent and qualified valuer undertaken on May 8, 2024.

**	— Denotes amount less than US$1,000.

NOTE 9 — RIGHT-OF-USE ASSETS, NET

Right-of-use assets consisted of the following:

	As of December 31,
	2024	2025
	US$’000	US$’000
At cost:
Offices	155	70
	155	70

Less: Accumulated amortization
Offices	93	54
	93	16
Right-of-use assets, net	62	16

Amortization expense for the financial years ended December 31, 2023, 2024 and 2025 were US$43,000, US$57,000 and US$44,000, respectively.

NOTE 10 — DEFERRED OFFERING COSTS

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and accounting other expenses incurred through the balance sheet date that are directly related to the Company’s proposed initial public offering. Deferred offering costs will be charged to shareholders’ equity upon the completion of the proposed initial public offering. Should the proposed initial public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2024, the Company had capitalized approximately US$1,321,000 of deferred offering costs related to its initial public offering (“IPO”). Upon the successful completion of the IPO in July 2025, these deferred costs were reclassified and recorded as a reduction of the proceeds from the IPO, credited against additional paid-in capital in accordance with U.S. GAAP.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

NOTE 11 — ACCRUED LIABILITIES

	As of December 31,
	2024	2025
	US$’000	US$’000
Accrued expenses	50	237

NOTE 12 — LOAN FROM SHAREHOLDER

Loan from shareholder consisted of the following:

	As of December 31,
	2024	2025
	US$’000	US$’000
Loan from shareholder – Mega Origin	5,000	4,000

For long-term loan, the loan quantum is US$5,000,000 with simple annual interests charged at 3.5% per annum. The loan was entered into on January 1, 2024, and is for a period of two years and not repayable upon demand, save upon the request by Delixy Energy, whichever earlier. On December 31, 2024, the loan was further extended for another year to December 31, 2026.

Effective May 1, 2025, the Company and its shareholder entered into a revised loan agreement. Following a partial repayment of US$1,000,000 on April 22, 2025, the outstanding principal balance was US$4,000,000. The shareholder irrevocably waived all interest accrued from January 1, 2025 to May 1, 2025, and the loan is non-interest-bearing thereafter.

NOTE 13 — LEASE LIABILITIES

Lease liabilities consisted of the following:

	Term of	Annual interest	As of December 31,
	repayments	rate	2024	2025
			US$’000	US$’000
Lease of offices	Within 2 years	5.25%	60	16
Total:			60	16

Representing: –
Current portion			42	16
Non-current portion			18	—
			60	16

On June 28, 2024, the Company entered into a new lease agreement with Wisecome Oil Pte Ltd, a related party, for office space with a lease term of two years. The lease liability is recognized based on the present value of future lease payments, discounted at an annual interest rate of 5.25%, which aligns with the Singapore Prime Lending Rate administered by the Monetary Authority of Singapore.

The right-of-use assets obtained in exchange for new operating lease liabilities for the financial years ended December 31, 2023, 2024 and 2025 were nil, US$70,000 and nil.

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

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

NOTE 14 — SHAREHOLDER’S EQUITY (cont.)

The Company is authorized to issue one class of ordinary share.

On November 29, 2024, for purposes of recapitalization in anticipation of the initial public offering, the Company effected a 1:200 sub-division of its shares (a “forward stock split”) and, following the forward stock split, the cancellation of 99,500,000,000 shares in its authorized but unissued share capital, resulting in its authorized share capital becoming $2,500 divided into 500,000,000 shares of a par value of $0.000005 each. Concurrently, Mega Origin surrendered 3,167,200 ordinary shares par value US$0.000005 each, Novel Majestic surrendered 931,000 ordinary shares par value US$0.000005 each, Cosmic Magnet surrendered 245,000 ordinary shares par value US$0.000005 each, Dragon Circle surrendered 245,000 ordinary shares par value US$0.000005 each, Rosywood Holdings surrendered 245,000 ordinary shares par value US$0.000005 each and Golden Legend surrendered 167,000 ordinary shares par value US$0.000005 each to the Company, respectively or 25.0% of their shareholdings each. None of these shareholders surrendering their ordinary shares received any consideration for surrender of their ordinary shares, nor are there any agreements or arrangements in place under which any of these shareholders will surrender their respective ordinary shares. Unless otherwise indicated, all references to Ordinary Shares, share data, per Share data, and related information have been retroactively adjusted, where applicable, in this annual report to reflect the 1:200 forward stock split of our Ordinary Shares and the shares surrendered by our existing shareholders on November 29, 2024 as if they had occurred at the beginning of the earlier period presented.

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

No dividends were declared/paid by companies comprising our Group for the financial year ended December 31, 2025.

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
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The following tables present summary information by product type for the financial years ended December 31, 2023, 2024 and 2025, respectively:

	Financial Year ended December 31, 2023
	Sale of Crude Oil	Sale of Oil-Based Product
	US$’000	US$’000
Revenue	252,070	37,096
Gross Profit	3,599	530

	Financial Year ended December 31, 2024
	Sale of Crude Oil	Sale of Oil-Based Product
	US$’000	US$’000
Revenue	169,472	145,444
Gross (Loss)/Profit	(13,613)	17,911

	Financial Year ended December 31, 2025
	Sale of Crude Oil	Sale of Oil-Based Product
	US$’000	US$’000
Revenue	182,574	125,173
Gross Profit	1,412	1,132

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

NOTE 16 — REVENUES BY SEGMENT (cont.)

In the following table, revenue is disaggregated by the timing of revenue recognition.

	Financial Year ended December 31, 2023
	Sales of Crude Oil	Sales of Oil-Based Product
	US$’000	US$’000
Timing of revenue recognition:
Point in time	252,070	37,096

	Financial Year ended December 31, 2024
	Sales of Crude Oil	Sales of Oil-Based Product
	US$’000	US$’000
Timing of revenue recognition:
Point in time	169,472	145,444

	Financial Year ended December 31, 2025
	Sales of Crude Oil	Sales of Oil-Based Product
	US$’000	US$’000
Timing of revenue recognition:
Point in time	182,574	125,173

NOTE 17 — OTHER INCOME

	Financial Years ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Foreign exchange gain	3	5	—
Interest income	250	183	63
Shipping charges reimbursed	—	50	141
Gain on disposal of property	—	177	—
Other income	2	5	2
Total	255	420	206

NOTE 18 — INCOME TAX

The provision for income taxes consisted of the following:

	Financial Years ended December 31,
	2023	2024	2025
	US$’000	US$’000	US$’000
Income tax expense	225	98	136
Income tax payable	246	127	136

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The reconciliation of income tax rate to the effective income tax rate based on income/(loss) before income taxes for the financial years ended December 31, 2023, 2024 and 2025 are as follows:

	Financial Years ended December 31,
	2023		2024		2025
	US$’000		US$’000	Effective Tax rate	US$’000	Effective Tax rate
Income/(loss) before tax	1,377		1,126		(4,327)

Tax at Singapore statutory rate of 17%	234	17.00%	191	17.00%	(736)	17.00%
Non-deductible expenditure	4	0.29%	2	0.18%	910	(21.03)%
Income not subject to tax	—	—	(30)	(2.66)%	—	—
Effect of foreign tax rates	—	—	—	—	(3)	0.07%
Over provision in prior years	—	—	(24)	(2.13)%	—	—
Tax rebate	—	—	(28)	(2.49)%	(22)	0.51%
Others	(13)	(0.94)%	(13)	(1.15)%	(13)	0.30%
Total	225	(16.35)%	98	8.75%	136	(3.15)%

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

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the financial years ended December 31, 2023, 2024 and 2025 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

NOTE 19 — RELATED PARTY TRANSACTIONS

The Company has established an Audit Committee, which operates under a formal charter. In accordance with this charter, the Audit Committee is responsible for the ongoing review and approval of all related-party transactions to ensure they are conducted on an arm’s-length basis and in the best interests of the Company and its shareholders.

Set forth below are related party transactions of our Company for the financial years ended December 31, 2024, and 2025, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Singapore law.

The amounts due from related party consisted of the following:

			As of December 31,
Name of related party	Relationship	Nature	2024	2025
			USD’000	USD’000
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and recoverable on demand	152	95

The amounts due to related party consisted of the following:

			As of December 31,
Name of related party	Relationship	Nature	2024	2025
			USD’000	USD’000
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, with simple annual interests charged at 3.5% per annum, not repayable upon demand, save upon the request by Delixy Energy, whichever earlier	5,000	—
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, with interest-free and repayable on maturity date	—	4,000

The following represents the other significant related party transactions that occurred in the financial years ended December 31, 2023, 2024 and 2025.

			Year ended December 31,
Name of related party	Relationship	Nature	2023	2024	2025
			USD’000	USD’000	USD’000
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and repayable on demand	(175)	—	—

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

NOTE 19 — RELATED PARTY TRANSACTIONS (cont.)

			Year ended December 31,
Name of related party	Relationship	Nature	2023	2024	2025
			US$’000	USD’000	USD’000
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Proceeds from disposal of property	—	957	—
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Freight expenses	—	(1,151)	(96)
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Agent Charge	—	—	(1)
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Rental and maintenance expenses	—	(17)	(35)
Wisecome Oil Pte. Ltd.	Company wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Advances	—	1,125	—
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Dividend paid	(1,500)	(4,745)	—
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and repayable on demand	6	—	—
Mega Origin Holdings Limited	Our controlling shareholder and wholly-owned by Mr. Xie Dongjian, our Executive Chairman, Chief Executive Officer and Executive Director	Non-trade loan, unsecured, interest-free and repayable on demand	(87)	(152)	57

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The following table sets forth a summary of customers who represent 10% or more of the Company’s total revenue:

	Financial Years ended December 31,
	2023		2024		2025
	US$’000		US$’000		US$’000
Customer A	122,289		N/A	(i)	N/A	(i)
Customer D	57,486		49,666		N/A	(i)
Customer E	72,295		N/A	(i)	N/A	(i)
Customer G	N/A	(i)	33,771		N/A	(i)
Customer H	N/A	(i)	40,665		N/A	(i)
Customer I	N/A	(i)	41,503		82,013
Customer J	N/A	(i)	N/A	(i)	59,513
Customer K	N/A	(i)	N/A	(i)	37,737

(i)	Revenue from the relevant customer was less than 10% of the Company’s total revenue for the respective year.

The following table sets forth a summary of customers who represent 10% or more of the Company’s total accounts receivable:

	Financial Years ended December 31,
	2023		2024		2025
	US$’000		US$’000		US$’000
Customer E	713		N/A	(ii)	N/A	(ii)
Customer I	N/A	(ii)	17,519		N/A	(ii)
Customer L	N/A	(ii)	N/A	(ii)	20,357

(ii)	Accounts receivable from the relevant customer was less than 10% of the Company’s total accounts receivable for the respective year.

The following table sets forth a summary of suppliers who represent 10% or more of the Company’s total purchases:

	Financial Years ended December 31,
	2023		2024		2025
	US$’000		US$’000		US$’000
Supplier C	33,968		N/A	(iii)	33,917
Supplier D	55,416		85,317		59,255
Supplier E	128,500		N/A	(iii)	N/A	(iii)
Supplier F	64,720		N/A	(iii)	N/A	(iii)
Supplier H	N/A	(iii)	70,688		43,066
Supplier I	N/A	(iii)	40,437		N/A	(iii)
Supplier J	N/A	(iii)	N/A	(iii)	37,460
Supplier K	N/A	(iii)	N/A	(iii)	42,948
Supplier L	N/A	(iii)	N/A	(iii)	35,981

(iii)	Purchase from relevant suppliers was less than 10% of the Company’s total purchase for the respective year.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

NOTE 20 — CONCENTRATIONS AND RISK (cont.)

The following table sets forth a summary of a single supplier who represent 10% or more of the Company’s total accounts payable:

	Financial Years ended December 31,
	2023		2024		2025
	US$’000		US$’000		US$’000
Supplier I	N/A	(iv)	17,067		N/A	(iv)
Supplier L	N/A	(iv)	N/A	(iv)	20,214

(iv)	Accounts payable from relevant suppliers was less than 10% of the Company’s total accounts payable for the respective year.

The Company is exposed to the following concentrations of risk:

(a) Major customers

The Company does not have any significant concentrations of risk related to major customers. Given the dynamic nature of the business, the customers change frequently. Therefore, we do not anticipate this fluctuation in customer numbers to pose a significant risk to the business.

(b) Major suppliers

The Company does not have any significant concentrations of risk related to major suppliers. Given the dynamic nature of the business, the suppliers change frequently. Therefore, we do not anticipate this fluctuation in suppliers numbers to pose a significant risk to the business.

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

The Company’s interest-rate risk arises from lease liabilities. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2024 and 2025, the lease liabilities were at fixed interest rates.

DELIXY HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

NOTE 20 — CONCENTRATIONS AND RISK (cont.)

(e)  Exchange rate risk

The Company has transactional currency exposures arising from trade and accounts receivable, derivative financial instruments, cash and cash equivalents, lease liabilities, payroll and accrued liabilities that are denominated in currencies other than the functional currency of the Company, primarily Chinese Renminbi (“RMB”) and Singapore Dollar (“SGD”).

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

As of December 31, 2024 and 2025, the Company has no material commitments or contingencies.

NOTE 22 — SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2025, up through the date the Company issued the audited consolidated financial statements except as disclosed below, our company conclude that there are no other significant events to report.

On February 23, 2026, subsequent to the reporting date, the Company held an extraordinary general meeting of shareholders at which the shareholders approved a resolution to amend the Memorandum and Articles of Association to implement a dual-class share structure. As a result, the Company’s shares were re-designated into Class A Ordinary Shares and Class B Ordinary Shares. Class B Ordinary Shares carry enhanced voting rights compared to Class A Ordinary Shares. Shares held by Mega Origin Holdings Limited were re-designated as Class B Ordinary Shares, while all other outstanding ordinary shares were re-designated as Class A Ordinary Shares. These amendments were approved subsequent to the reporting date and had not been effective as of December 31, 2025. At the same meeting, the shareholders also approved the adoption of the Company’s 2026 Equity Incentive Plan. In addition, the shareholders approved a share consolidation of all issued and unissued shares of the Company within a prescribed ratio range, with the exact ratio to be determined by the Board of Directors within 180 days from the date of approval. As of the date of issuance of these financial statements, the share consolidation has not been effected.

On April 23, 2026, Nasdaq notified the Company that the Company was not in compliance with the minimum bid price requirement under Listing Rule 5550(a)(2) because the Company’s Class A Ordinary Shares traded below US$1.00 for 30 consecutive business days from March 11, 2026 to April 22, 2026. The Company has been granted a 180-day compliance period, until October 20, 2026, to regain compliance. If the Company does not regain compliance within the applicable period, its Class A Ordinary Shares may be subject to delisting. The Company is currently evaluating available options to regain compliance.