Form 20-F/A
period 2025-12-31
Delixy Holdings Ltd
filed 2026-07-22
CIK 2025218

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Yes ☒ No

EXPLANATORY NOTE

Delixy Holdings Ltd (the “Company,” “we,” “our,” or “us”) is filing this Amendment No. 1 on Form 20-F/A (the “Amendment”) to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Annual Report”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2026.

This Amendment is being filed to revise the disclosure under Item 15(a) and Item 15(b) of the Annual Report in response to the comment received from the staff of the Division of Corporation Finance of the SEC by letter dated July 14, 2026.

In connection with this Amendment, and as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the Company is including currently dated certifications of its Chief Executive Officer and Chief Financial Officer as Exhibits 12.1, 12.2, 13.1 and 13.2 hereto.

Except as described above, this Amendment does not amend, update or change any other disclosures in the Annual Report and does not reflect any events occurring after the original filing date. This Amendment continues to describe conditions as of the date of the Annual Report, and except as expressly set forth herein, we have not updated, modified or supplemented the disclosures contained therein. This Amendment should be read together with the Annual Report.

PART II

ITEM 15. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures. As of December 31, 2025, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weaknesses in internal control over financial reporting as described below.

(b) Management’s annual report on internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making its assessment, management used the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring.

Our management has evaluated the effectiveness of our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of December 31, 2025, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

●	The Company does not have sufficient accounting and finance personnel with appropriate knowledge of U.S. generally accepted accounting principles (“U.S. GAAP”) and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex technical accounting issues in accordance with U.S. GAAP and the applicable SEC requirements; and

●	The Company does not maintain formalized information technology general controls, including policies and procedures for system change management, user access management, backup management and service organization management.

As a result, the Company plans to develop remedial actions to strengthen its accounting and financial reporting functions. To strengthen the Company’s internal control over financial reporting, the Company plans to design, implement, and test internal control over financial reporting. In addition to the foregoing efforts, the Company expects to implement the following remedial actions:

●	Hire additional finance and accounting personnel with qualifications and work experience in U.S. GAAP and SEC reporting requirements;

●	Provide internal training on U.S. GAAP and SEC reporting to our existing finance and accounting personnel;

●	Formalize period-end financial closing policies and procedures; and

●	Develop and implement information technology general controls covering system change management, user access, backup and service organization management.

Despite the material weaknesses and deficiencies reported above, our management believes that our consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented and that this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

(c) Attestation report of the registered public accounting firm. Not applicable.

(d) Changes in internal control over financial reporting. There were no changes in our internal controls over financial reporting during the twelve months ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association of Delixy Holdings Ltd (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (File No. 333-283248), as amended, initially filed with the SEC on November 27, 2024).
1.2	Second Amended and Restated Memorandum and Articles of Association of Delixy Holdings Ltd, as adopted on January 21, 2026 (incorporated by reference to Exhibit 3.1 to our Form 6-K filed with the SEC on February 25, 2026).
2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on April 30, 2026).
4.1	Employment Agreement between Delixy Holdings Ltd and Mr. Xie, Dongjian (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-283248), as amended, initially filed with the SEC on November 15, 2024).
4.2	Employment Agreement by and between Delixy Holdings Ltd and Ms. Yen Chong Yin Lai (incorporated by reference to Exhibit 10.1 to our Form 6-K filed with the SEC on January 5, 2026).
4.3	Director Offer Letter by and between Delixy Holdings Ltd and Ms. Yao, Yuan (incorporated by reference to Exhibit 10.2 to our Form 6-K filed with the SEC on January 5, 2026).
4.4	Director Offer Letter by and between Delixy Holdings Ltd and Mr. Xie, Dongjian (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (File No. 333-283248), as amended, filed with the SEC on March 26, 2025).
4.5	Independent Director Offer Letter by and between Delixy Holdings Ltd and Mr. Lay, Shi Wei (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-283248), as amended, filed with the SEC on February 6, 2025).
4.6	Independent Director Offer Letter by and between Delixy Holdings Ltd and Mr. Yap, Beng Tat, Richard (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-283248), as amended, filed with the SEC on February 6, 2025).
4.7	Independent Director Offer Letter by and between Delixy Holdings Ltd and Mr. Wang, Jinxiao (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-283248), as amended, filed with the SEC on February 6, 2025).
4.8	2026 Delixy Holdings Ltd Equity Incentive Plan, adopted on January 21, 2026 (incorporated by reference to Exhibit 10.1 to our Form 6-K filed with the SEC on February 25, 2026).
8.1	List of Significant Subsidiaries (incorporated by reference to Exhibit 21.1 to our Registration Statement on Form F-1 (File No. 333-283248), as amended, initially filed with the SEC on November 15, 2024).
11.1	Code of Business Conduct and Ethics of Delixy Holdings Ltd (incorporated by reference to Exhibit 14.1 to our Registration Statement on Form F-1 (File No. 333-283248), as amended, initially filed with the SEC on November 15, 2024).
11.2	Insider Trading Policy (incorporated by reference to Exhibit 14.2 to our Registration Statement on Form F-1 (File No. 333-283248), as amended, initially filed with the SEC on November 15, 2024).
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 14.3 to our Registration Statement on Form F-1 (File No. 333-283248), as amended, initially filed with the SEC on November 15, 2024).

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Amendment No. 1 to the Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

DELIXY HOLDINGS LTD

By:	/s/ Xie, Dongjian
Name:	Xie, Dongjian
Title:	Chief Executive Officer

Date: July 22, 2026

3